Exhibit 99.2

TABLE OF CONTENTS

DEFINITIONS	2

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3

SUMMARY	5

RISK FACTORS	21

THE WISE ACQUISITION	46

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	48

WISE: SELECTED HISTORICAL FINANCIAL AND OPERATING DATA	61

CONSTELLIUM: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	65

WISE: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	84

BUSINESS	99

DESCRIPTION OF OTHER INDEBTEDNESS	109

INDEX TO FINANCIAL STATEMENTS	F-1

DEFINITIONS

“AIN” means the specialty chemicals and raw materials supply chain services division of Constellium

“Constellium” means Constellium N.V.

“Exchange Act” means the U.S. Securities Exchange Act of 1934

“Moody’s” means Moody’s Investors Service, Inc.

“Rio Tinto” means Rio Tinto plc

“S&P” means Standard & Poor’s Ratings Group

“Securities Act” means the U.S. Securities Act of 1933

“Unit Purchase Agreement” means the definitive agreement Constellium entered into on October 3, 2014 to acquire Wise

“Wise” means Wise Metals Intermediate Holdings LLC

“Wise Acquisition” means the planned acquisition of Wise Metals Intermediate Holdings LLC by Constellium N.V.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING

FORWARD-LOOKING STATEMENTS

This contains “forward-looking statements” with respect to our and Wise’s business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained herein.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere, including, without limitation, in conjunction with the forward-looking statements included herein and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the risk that the closing conditions to the Wise Acquisition will not be satisfied in a timely manner or at all;

•	our inability to complete the anticipated financings as contemplated herein or otherwise secure favorable terms for such financings;

•	our ability to achieve expected synergies from the Wise Acquisition and the timing thereof;

•	the risk that the businesses of Constellium and Wise will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	our exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Wise Acquisition;

•

the potential failure to retain key employees as a result of the proposed Wise Acquisition or during the integration of the business, and the potential loss of customers, suppliers and other business relationships as a result of the Wise Acquisition;

•	disruptions to business operations resulting from the proposed Wise Acquisition;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	slower or lower than expected growth in North America for Body-in-White (“BiW”) aluminum rolled products;

•	competition and consolidation in the industries in which we operate;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminum will become less competitive compared to alternative materials;

•	adverse conditions and disruptions in regional and global economies, including Europe and North America;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminum;

•	unplanned business interruptions and equipment failure;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•

the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters;

•	our increased levels of indebtedness as a result of the Wise Acquisition, which could limit our operating flexibility and opportunities; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained herein may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

SUMMARY

Unless the context indicates otherwise, when we refer to “we,” “our,” “us,” and “the Company,” we are referring to Constellium N.V. and its consolidated subsidiaries, which, after the consummation of the Wise Acquisition, will include Wise and its consolidated subsidiaries. When we present our financial and operating data on a “pro forma basis,” we refer to such data as giving effect to the Transactions. When we refer to “Wise,” we are referring to Wise Metals Intermediate Holdings LLC and its consolidated subsidiaries.

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminum into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminum products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of September 30, 2014, we operated 23 production facilities, 10 administrative and commercial sites and one research and development (“R&D”) center, and have approximately 8,450 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our presence in China strategically position us to service our global customer base. For example, based on information available to us as an industry participant, we believe we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe. We believe this gives us a key competitive advantage in servicing the needs of our aerospace customers, including Airbus

S.A.S. (“Airbus”) and The Boeing Company (“Boeing”). We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminum, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by customer order backlogs in aerospace and substitution trends in automotive and European can sheet. We are a leading global supplier of aluminum aerospace plates and automotive structures and a leading European supplier of can body stock. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our relationships with our top 20 customers average over 25 years. Our customer base includes market leading firms in aerospace, automotive, and packaging, such as Airbus, Boeing, Rexam PLC (“Rexam”), Ball Corporation, Crown Holdings, Inc. and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Mercedes-Benz and Volkswagen AG. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers.

For the year ended December 31, 2013, we shipped approximately 1,025 kt of finished products, generated revenues of €3,495 million, generated net income of €100 million, and generated Adjusted EBITDA of €280 million. The financial performance for the year ended December 31, 2013 represented a 1% decrease in shipments, a 3% decrease in revenues and a 26% increase in Adjusted EBITDA from the prior year. For the nine-month period ended September 30, 2014, we shipped approximately 814 kt of finished products, generated revenues of €2,730 million, generated net income of €70 million, and generated Adjusted EBITDA of €224 million. The financial performance for the nine-month period ended September 30, 2014 represented a 3% increase in shipments, a 2% increase in revenues, and a 1% increase in Adjusted EBITDA from the same period of the prior year. Please see the reconciliation of Adjusted EBITDA in “Constellium—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

Other

Wise has long-term contracts with Coca-Cola and with a consortium of bottlers led by Anheuser-Busch, LLC (“AB”), which also includes PepsiCo, Inc. and Labatt Brewing Company Ltd. (the “Consortium”), which includes several of the largest brewers and soft drink bottlers in North America, as well as with Rexam, one of the largest can makers in the world. Wise’s customer contract expirations are staggered, reducing the impact if one of its customers changes suppliers, and through its requirement and take-or-pay contracts, Wise currently has an estimated 69% of projected volume capacity under contract for 2015.

Our pricing model allows us to pass through risks related to the volatility of commodity metal prices by charging customers London Metal Exchange (LME) aluminum prices plus a conversion premium. We endeavor to minimize our exposure to commodity metal price volatility primarily by (i) passing through aluminum price risk to customers, whereby customers pay the same metal price we receive from our suppliers, (ii) using financial derivatives and (iii) utilizing metal owned by the customer (tolling).

Our recently announced or completed expansions include:

•

our planned investment, following the completion of the Wise Acquisition, of up to $750 million by 2022 to increase Wise’s current hot mill capacity to over 700 kt and build 200 kt of dedicated Body-in-White (“BiW”) finishing capacity to serve the rapidly growing automotive market;

•	plans to significantly increase the industrial capacity of our Issoire (France) plant to meet demand for our AIRWARE® technology through ramped-up production at two new state-of-the-art casthouses;

•

plans to invest up to €200 million over the next three years to further grow our European BiW business, with investments to increase production capacity at Neuf-Brisach and to start BiW production at Singen in Phase 1 and the addition of a new continuous annealing and conversion line in Europe in Phase 2;

•

plans to create a joint venture company in the United States with UACJ Corporation (“UACJ”), through Tri-Arrows Aluminum Inc. (UACJ’s subsidiary with Sumitomo Corporation and Itochu Group), to serve North American BiW customers;

•	the successful expansion of our Constellium Automotive USA, LLC plant, located in Michigan, which is producing highly innovative crash-management systems for the automotive market.

Concurrent Transactions

Concurrently with or following this offering, we expect to (i) complete the Wise Acquisition, (ii) amend the Unsecured Revolving Credit Facility (as defined below), (iii) amend the Wise ABL Facility (as defined below) to, among other things, permit the Transactions and the other transactions described in this section, (iv) enter into a receivables purchase agreement providing for the sale of certain receivables of Wise Alloys LLC, and (v) commence an offer to purchase the Wise Senior PIK Toggle Notes in connection with the Wise Acquisition, on the terms required by the indenture governing such notes.

Concurrently with the closing of the Wise Acquisition, we intend to amend the Unsecured Revolving Credit Facility (such amendment, the “RCF Amendment”) to, among other things, (i) amend the Guarantor Coverage Test (as defined in “Description of Other Indebtedness—Unsecured Revolving Credit Facility”) thereunder to exclude Wise and its subsidiaries from the calculation of such test while the Wise Notes or the Wise ABL Facility would be contravened, violated, or otherwise breached by Wise or such subsidiary guaranteeing the obligations under the Unsecured Revolving Credit Facility, (ii) permit the Wise ABL Facility to remain outstanding or be replaced in an amount not to exceed $450 million following the consummation of the Wise Acquisition, (iii) amend the leverage and interest coverage ratios that Constellium must maintain, (iv) increase the total commitments under the Unsecured Revolving Credit Facility from €120 million to €145 million, and (v) extend the maturity date thereunder from May 7, 2017 to the earlier of (a) the third anniversary of the effective date of the commitment increase and (b) January 5, 2018. The increase in the size of the Unsecured Revolving Credit Facility will further strengthen our liquidity and provide additional flexibility for fluctuations in future cash needs. For further details on the RCF Amendment, see “Description of Other Indebtedness—Unsecured Revolving Credit Facility”.

Also concurrently with the closing of the Wise Acquisition, we intend to amend the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default under the Wise ABL Facility, (ii) remove from the collateral securing the Wise ABL Facility immediately or after an agreed transition period certain receivables that will be sold under the Wise Factoring Facility, and (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions. The terms of the amendment to the Wise ABL Facility are not yet finalized and so this description is qualified in its entirety by reference to the final terms and provisions of such amendment. No assurance can be given that the amendment to the Wise ABL Facility will in fact be consummated or, if it is consummated, that the terms of the Wise ABL Facility, as amended, will not be less favorable than those described herein. If the Wise ABL Facility is not amended, the consummation of the Wise Acquisition will constitute an event of default thereunder, which will necessitate the repayment of amounts outstanding thereunder prior to the consummation of the Wise Acquisition. For further details on the amendment to the Wise ABL Facility, see “Description of Other Indebtedness—Wise ABL Facility.”

Also concurrently with the closing of the Wise Acquisition, or as soon as possible thereafter, we expect that Wise Alloys LLC (in such capacity, the “Wise Factoring Seller”) and a newly-created special purpose subsidiary of Wise Alloys LLC or an affiliate thereof (such entity, the “SPE”) will enter into a receivables purchase facility (the “Wise Factoring Facility”) with a banking institution (the “Wise Factoring Purchaser”). Under the Wise Factoring Facility, the Wise Factoring Seller will sell to the SPE, and the SPE will sell to the Wise Factoring Purchaser, from time to time, receivables originated by the Wise Factoring Seller through the sale of aluminum packaging to a single obligor and meeting the eligibility criteria set forth in the Wise Factoring Facility documents (the “Receivables Purchase Agreements”). The terms of the Wise Factoring Facility under the Receivables Purchase Agreements are not yet finalized and so this description is qualified in its entirety by reference to the final terms and provisions of such documents. No assurance can be given that the Wise Factoring Facility will in fact be consummated or, if it is consummated, that the terms of the Wise Factoring Facility will not be less favorable than those described herein. For further details on the Wise Factoring Facility, see “Description of Other Indebtedness—Wise Factoring Facility.”

Following the consummation of the Wise Acquisition, we expect to make an offer to repurchase (a “PIK Notes Change of Control Offer”) any and all Wise Senior PIK Toggle Notes outstanding at 101% of the principal amount thereof, plus accrued interest to the date of repurchase, in accordance with the terms of the indenture governing the Wise Senior PIK Toggle Notes. If the holders of the Wise Senior PIK Toggle Notes accept the PIK Notes Change of Control Offer, we will be required to repurchase the Wise Senior PIK Toggle Notes on the terms described above, which may result in us issuing additional debt, borrowing under our

Senior Bridge Facility in an amount up to $150 million, and/or using our cash on hand or other available sources of liquidity to pay the repurchase price.

We intend to use a portion of the net proceeds to pay the cash consideration for the Wise Acquisition and for general corporate purposes. In addition, we may use borrowings under the Senior Bridge Facility to finance the cash consideration for the Wise Acquisition and, at our option, to refinance the Wise Notes and repay other outstanding indebtedness of Wise and its subsidiaries. Constellium may also use all or a portion of its available cash on hand to finance the Wise Acquisition.

As used in this offering memorandum, the term “Transactions” refers to the consummation of the Wise Acquisition, the issuance of new senior unsecured notes and the use of a portion of the net proceeds thereof to finance the Wise Acquisition.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION—CONSTELLIUM

The following tables set forth summary historical consolidated financial data for Constellium, as well as summary unaudited pro forma combined financial information of Constellium for the year ended December 31, 2013, and as of and for the nine months ended September 30, 2014, to give effect to the Transactions.

The summary historical consolidated financial data of Constellium as of December 31, 2012 and 2013 and for each of the years ended December 31, 2013 is derived from the consolidated financial statements and notes thereto of Constellium which have been prepared in accordance with IFRS as issued by the IASB and in conformity with IFRS as adopted by the EU and incorporated by reference. The summary historical financial information of Constellium as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is derived from the unaudited consolidated condensed financial statements and notes thereto of Constellium which have been prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The following unaudited pro forma combined financial information of Constellium is intended to illustrate the effect, in the manner described under “Unaudited Pro Forma Combined Financial Information,” of the Transactions, assuming all Wise units are acquired as part of the Wise Acquisition, as if the Transactions had occurred on September 30, 2014 in the case of the unaudited combined pro forma statement of financial position data and as if they had occurred on January 1, 2013 in the case of the unaudited pro forma combined income statements data.

The Wise financial information has been converted to IFRS and translated to Euros. The pro forma adjustments are preliminary and are based upon available information and certain assumptions described in the notes to the Unaudited Pro Forma Combined Financial Information that Constellium’s management believes are reasonable under the circumstances, see “Unaudited Pro Forma Combined Financial Information” for the notes to the unaudited pro forma combined financial information. Accounting polices used in the preparation of this pro forma combined financial information are those disclosed in the notes to the consolidated financial statements of Constellium incorporated by reference or the unaudited consolidated condensed financial statements included elsewhere.

The unaudited pro forma combined financial information is presented for information purposes only and reflects estimates made by Constellium’s management that it considers reasonable. It does not purport to represent what Constellium’s actual results of operations or financial condition would have been had the Transactions occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with combining Constellium and Wise.

The information presented below should be read in conjunction with the information contained in the sections entitled “Risk Factors”, “Important Information and Cautionary Statement Regarding Forward-Looking Statements”, “Wise: Selected Historical Financial and Operating Data”, “Constellium: Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Wise: Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Combined Financial Information”, including the related notes, and the consolidated financial statements of Constellium and Wise and the accompanying notes included or incorporated by reference elsewhere.

HISTORICAL FINANCIAL INFORMATION—Constellium

Based on amounts in accordance with IFRS (€ in millions other than per ton data)	As of and for the year ended December 31,			As of and for the nine months ended September 30,
	2011(1)	2012(1)	2013	2013	2014
Statement of income data:
Revenue	3,556	3,610	3,495	2,689	2,730
Gross profit	317	474	471	369	375
Income / (loss) from operations	(63)	263	209	171	160
Net income / (loss) from continuing operations	(170)	149	96	63	70
Net income / (loss)	(178)	141	100	67	70

Statement of financial position data:
Cash and cash equivalents	113	142	233	N/A	426
Total debt	214	158	348	N/A	663
Total liabilities	1,725	1,668	1,728	N/A	2,242
Total assets	1,612	1,631	1,764	N/A	2,285
Net assets/(liabilities) or total invested equity	(113)	(37)	36	N/A	43
Share capital	—	—	2	N/A	2

Other operational and financial data (unaudited):
Net trade working capital(2)	381	289	222	N/A	299
Capital expenditure	97	126	144	92	127
Volumes (in kton)	1,058	1,033	1,025	791	814
Net debt(3)	91	17	132	N/A	208
Finance costs—net	39	60	50	44	46
Adjusted EBITDA per ton (€/ton)	147	216	273	279	275
Adjusted EBITDA(4)	156	223	280	221	224
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	176	472	491	497	403
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	153	153	176	182	199
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	164	225	311	314	360

(1)	Comparative financial statements have been restated following the application of IAS 19 Revised.

(2)	Net trade working capital represents total inventories plus trade receivables less trade payables.
(3)	Net Debt represents total borrowings plus the fair value of cross currency interest rate swaps less cash and cash equivalents and cash pledged for issuance of guarantees.
(4)	The following table reconciles our net income or loss for the period from continuing operations to Constellium Adjusted EBITDA for the periods presented:

Based on amounts in accordance with IFRS (€ in millions)	For the year ended December 31,			For the nine months ended September 30,
	2011	2012	2013	2013	2014
Net income / (loss) from continuing operations for the period	(170)	149	96	63	70
Other expenses(a)	102	3	27	24	1
Finance costs—net	39	60	50	44	46
Income tax	(34)	46	39	43	43
Share of profit from joint ventures	—	5	(3)	(3)	—
Depreciation and amortization	2	11	32	19	32
Impairment charges	—	3	—	—	—
Restructuring costs(b)	20	25	8	6	7
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities	(4)	1	(2)	—	(1)
Unrealized (gains) / losses on derivatives at fair value	144	(61)	(12)	(2)	29
Swiss pension plan settlement(c)	—	8	—	—	—
Ravenswood benefit plan amendment(d)	—	(58)	(11)	(11)	(9)
Ravenswood CBA renegotiation(e)	—	7	—	—	—
Losses / (gains) on disposals and assets classified as held for sale(f)	—	—	5	4	4
Metal price lag(g)	12	16	29	21	(16)
Apollo management fee(h)	1	3	2	2	—
Transition, start-up and development costs(i)	21	—	7	2	8
Effects of purchase accounting adjustment(j)	12	—	—	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans(k)	2	2	—	—	—
Other(l)	9	3	13	9	10

Adjusted EBITDA	156	223	280	221	224

(a)	Represents (i) expenses related to the acquisition and separation of the Company from its previous owners amounting to €102 million for the year ended December 31, 2011 and (ii) costs incurred in connection with our IPO and secondary offerings amounting to €27 million for the year ended December 31, 2013, of which €24 million were incurred by the end of September 30, 2013.
(b)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(c)	Represents a loss generated by a settlement on withdrawal from the foundation that administered its employee benefit plan in Switzerland of €8 million.

(d)	Represents (i) a €58 million gain due to several amendments of our Ravenswood plan in 2012; (ii) a gain of €11 million, €11 million and €9 million related to our amendments to our Ravenswood benefit plans in the year ended December 31, 2013, the nine month period ended September 30, 2013 and the nine month period ended September 30, 2014, respectively.
(e)	Represents non-recurring professional fees, including legal fees and bonuses in relation to the successful renegotiation of the 5-year collective bargaining agreement at our Ravenswood manufacturing site in September 2012.
(f)	Represents primarily losses on disposal of our plants in Ham and Saint Florentin, France and other European assets in the year ended December 31, 2013 and in the nine months ended September 30, 2014 it primarily relates to our assets held for sale in our A&T segment, including our plant in Tarascon-sur-Ariège, France, which was sold on October 27, 2014.
(g)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in aluminum prices. This lag will, generally, increase our earnings in times of rising primary aluminum prices and decrease our earnings in times of declining primary aluminum prices. The calculation of our metal price lag is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.
(h)	Represents the annual Apollo management fee, which was equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement of the years ended December 31, 2011, 2012 and 2013 and for the nine months ended September 30, 2013.
(i)	Represents (i) exceptional external consultancy costs related to the implementation of our cost savings program and set up of our IT infrastructure in 2011; and start-up costs related to new sites and business development initiatives amounting to (ii) €7 million in the year ended December 31, 2013, (iii) €2 million in the nine months ended September 30, 2013 and (iv) €8 million in the nine months ended September 30, 2014, of which €4 million related to the expansion of our site in Van Buren, U.S. and €3 million related to Body In White growth projects both in Europe and in the U.S.
(j)	Represents the non-cash step up in inventory costs on the acquisition of Constellium of €12 million.
(k)	Represents one-off bonuses under a two-year plan, paid to selected employees in relation to the achievement of cost savings targets and the costs of a bonus plan in relation to the turnaround program at our Ravenswood site.
(l)	Other adjustments are as follows: (i) in the year ended December 31, 2011, includes €8 million of losses on metal purchases were attributable to the initial invoicing in U.S. dollars instead of euros by a metal supplier at inception of the contract. All invoices are now received and paid in euros. As this U.S. dollar-to-euro exposure from January through November 2011 was not effectively hedged, we consider this to be an exceptional loss and not part of our underlying trading; (ii) in the year ended December 31, 2012, the exceptional costs incurred in respect of our IPO efforts; (iii) in the year ended December 31, 2013, incremental costs relating to our transition from a private to a public company for €9 million (including costs incurred in connection with the amendment of our management equity program following our IPO), scoping costs on the sale of existing sites for €2 million and other adjustments for €2 million; (iv) in the nine months ended September 30, 2013, incremental costs relating to our transition from a private to a public company for €6 million (including costs incurred in connection with the amendment of our management equity program following our IPO), scoping costs on the sale of existing sites for €2 million and other adjustments for €1 million, and (v) in the nine months ended September 30, 2014, €4 million of share-based payment expense and costs associated with our management equity program, €2 million of fees related to the Wise Acquisition, €1 million of scoping costs and €3 million of other adjustments.

Unaudited Summary Condensed Pro Forma Combined Data

(Based on amounts in accordance with IFRS) (€ in millions other than per ton data)	Year ended December 31, 2013	As of and for the nine months ended September 30, 2014
Pro Forma Income Statement data:
Revenue	4,418	3,467
Gross profit	514	410
Income from operations	230	176
Finance costs—net	(144)	(105)
Share of profit of joint-ventures	3	—
Income before income tax	62	70
Income tax expense	(15)	(26)
Net income from continuing operations	47	44
Pro Forma Statement of Financial Position data:
Goodwill		290
Intangible assets		149
Property, plant and equipment		1,181
Inventories		604
Cash and cash equivalents(2)		568
Total assets		3,748
Total equity		5
Total borrowings		2,009
Total liabilities		3,743
Pro Forma other operational and financial data
Pro forma volumes (in kt)	1,411	1,116
Pro forma Adjusted EBITDA(1)	352	286
Pro forma Adjusted EBITDA per ton	249	256

(1)

Pro forma Adjusted EBITDA is defined as pro forma net income for the period (from continuing operations) before (i) other expenses, finance costs – net, income tax, results from joint ventures and depreciation and amortization and impairment, further adjusted to exclude (ii) Constellium related restructuring costs, unrealized gains or losses on derivatives and on foreign exchange differences, Ravenswood benefit plan amendments, losses on disposal of assets, metal price lag, Apollo management fees, start-up and development costs and certain exceptional or incremental costs, (iii) Wise related losses on derivatives, restructuring charges and certain exceptional or incremental costs and (iv) adjustments to Wise Adjusted EBITDA related to metal price lag and certain exceptional or incremental costs. In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments and as defined and required under the covenants contained in our financing facilities. Pro forma Adjusted EBITDA is not a measure defined by IFRS. We believe pro forma Adjusted EBITDA, as defined above, is useful to investors as it excludes items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Pro forma Adjusted EBITDA has limitations as an analytical tool. It is not a recognized term under IFRS and therefore does not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Pro forma Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations. The following table reconciles our pro forma Adjusted EBITDA calculations presented above to our pro forma net income from continuing operations for the periods presented:

(Based on amounts in accordance with IFRS) (unaudited and € in millions)	Year ended December 31, 2013	Nine months ended September 30, 2014
Pro forma:
Pro forma net income from continuing operations for the period	47	44
Other expenses	27	1
Finance costs—net	144	105
Income tax	15	26
Share of profit from joint ventures	(3)	—
Depreciation, amortization and impairment	81	66
Constellium historical adjustments:
Restructuring costs(a)	8	7
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	(2)	(1)
Unrealized (gains) / losses on derivatives at fair value	(12)	29
Ravenswood benefit plan amendment(b)	(11)	(9)
Losses on disposals and assets classified as held for sale(c)	5	4
Metal price lag(d)	29	(16)
Apollo management fee(e)	2	—
Start-up and development costs(f)	7	8
Other(g)	13	8
Wise historical adjustments:
Loss on derivatives, excluding cash settlements	2	—
Restructuring charges(h)	—	1
Other	1	2
Adjustments to determine Wise Adjusted EBITDA
Metal price lag(i)	(2)	10
Other	1	1

Pro forma Adjusted EBITDA	352	286

(a)	Represents one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(b)	Represents a gain of €11 million and a gain of €9 million related to our amendments to our Ravenswood benefit plan in the year ended December 31, 2013 and in the nine months period ended September 30, 2014, respectively.
(c)	Represents, in the year ended December 31, 2013 losses on disposal of our plants in Ham and Saint Florentin, France and other European assets. In the nine months period ended September 30, 2014, primarily relates to losses on our assets held for sale in our A&T segment.
(d)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the impact of volatility in aluminum prices. This lag will, generally, increase our earnings in times of rising primary aluminum prices and decrease our earnings in times of declining primary aluminum prices. The calculation of our metal price lag is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.

(e)	Represents the annual Apollo management fee paid, which was equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement of the year ended December 31, 2013.
(f)	Represents start-up costs related to new sites and business development initiatives.
(g)	Represents (i) in the year ended December 31, 2013, incremental costs relating to Constellium transition from a private to a public company for €9 million (including costs incurred in connection with the amendment of our management equity program following our IPO), scoping costs on the sale of existing sites for €2 million and other adjustments for €2 million; (ii) for the nine months ended September 30, 2014, €4 million of share-based payment expense and costs associated with our management equity program, €1 million of scoping costs and €3 million of other adjustments.
(h)	Represents, for the nine months ended September 30, 2014, one-time severance expense recognized in the first quarter of 2014 related to reduction-in-force program and related matters.
(i)	Represents the financial impact of the timing difference between when aluminum prices included within revenue are established and when aluminum purchase prices included in cost of sales are established, taking into account certain specific Wise clients and suppliers contractual relationships.

(2)	Pro forma cash and cash equivalents result principally from €426 million of cash and cash equivalents on the balance sheet of Constellium as of September 30, 2014 and $25 million or €20 million of cash and cash equivalents on the balance sheet of Wise as of September 30, 2014, as adjusted for the Wise Acquisition for transaction costs of €40 million and proceeds from financing of €162 million after payment of the debt issuance costs of €11 million and the estimated Wise purchase price of €362 million.

SUMMARY HISTORICAL FINANCIAL INFORMATION—WISE AND THE WISE ACQUIRED GROUP

The tables below under “—Wise Acquired Group” do not present Wise’s results in accordance with US GAAP, but show the results of Wise excluding the Recycling Business. The summary historical financial data for Wise as of and for the two years in the period ended December 31, 2013 has been derived from Wise’s consolidated financial statements included elsewhere. The summary historical financial data for Wise as of and for the nine months ended September 30, 2013 and 2014 has been derived from Wise’s unaudited interim financial statements included elsewhere. Financial and operating results for the nine months ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year, or any other periods. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which Wise considers necessary for a fair presentation of the financial position and of the results of operations for each such period. For tables that show a similar summary to the below for Wise, see “Selected Historical Financial and Operating Data—Wise and Wise Acquired Group.” The tables below under “—Wise Acquired Group” set forth certain summary consolidated historical financial and operating data for Wise, excluding Wise Recycling, as of and for the two years ended December 31, 2013, and as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014.

The summary historical financial and operating data for the Wise Acquired Group as of and for each of the two years in the period ended December 31, 2013 has been derived from Note 15 to Wise’s consolidated financial statements included elsewhere. The summary historical financial and operating data for the Wise Acquired Group as of and for the nine months ended September 30, 2013 and 2014 has been derived from Note 16 to Wise’s unaudited interim financial statements included elsewhere.

Financial and operating results for the nine months ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year, or any other periods. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which Wise considers necessary for a fair presentation of the financial position and of the results of operations for each such period.

This information is only a summary of certain historical financial and operating data of Wise and should be read in conjunction with “Risk Factors,” “Important Information and Cautionary Statement Regarding Forward-Looking Statements,” and “Wise: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Wise’s consolidated financial statements as of and for the two years ended December 31, 2012 and 2013 and notes thereto and the unaudited interim condensed consolidated Wise’s financials statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 and related notes thereto included elsewhere.

Unaudited Historical Financial Data—Wise Acquired Group

Amounts in accordance with U.S. GAAP ($ in millions other than per ton data)	As of and for the Years Ended December 31		As of and for the Nine Months Ended September 30
	2012	2013	2013	2014
Statement of Operations Data:
Net Sales	1,214	1,224	958	998
Gross profit	77	93	74	56
Net (loss)/income	8	11	22	(17)
Net (loss)/income attributable to common members	(6)	(4)	11	(17)

Balance Sheet Data:
Cash and cash equivalents	1	18	N/A	25
Total debt (including capital leases)	668	931	N/A	955
Total liabilities(1)	996	1,066	N/A	1,163
Total assets(2)	531	603	N/A	568
Total member’s deficit(3)	(465)	(463)	N/A	(595)
Working capital(4)	(35)	7	N/A	(17)

Other Operational and Financial Data:
Capital expenditures(5)	28	48	33	52
Total rolled aluminum billed (in millions of pounds)(6)	803	852	657	665
Total rolled aluminum billed (in thousands of metric tons)(6)	364	386	298	302
Net debt(7)	667	913	N/A	930
Interest expense, net	54	58	43	55
Adjusted EBITDA(8)	81	93	76	85
Adjusted EBITDA per metric ton ($ per ton)(9)	223	241	255	281

(1)	Total liabilities of Wise excluding the Wise Recycling business and associated intercompany amounts plus redeemable preferred member interest which is classified as mezzanine equity under U.S. GAAP
(2)	Total assets of Wise excluding the Wise Recycling business and associated intercompany amounts.
(3)	Total member’s deficit is defined as total member’s deficit of Wise, net of equity investment in Wise Recycling.
(4)	Working capital is defined as current assets net of current liabilities
(5)	Acquisitions of property and equipment via cash considerations
(6)	Total volume of rolled aluminum shipped and billed during the respective period. Amounts are expressed in millions of pounds, a U.S. measurement. Wise has also expressed in thousands of metric tons (“kt”) for comparability purposes.
(7)	Total debt, including capital leases, less cash and cash equivalents
(8)

Wise presents Wise Acquired Group Adjusted EBITDA, a Non-GAAP Financial Measure, as a supplemental measure of its performance. This is not a measure presented in accordance with U.S. generally accepted accounting practices (GAAP), because it is adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of earnings. This non-GAAP measure supplements other metrics used by management to internally evaluate its business and facilitate the comparison of operations over time. “Wise Acquired Group Adjusted EBITDA” represents Wise net income (loss) plus interest expense, net, depreciation and amortization, loss on extinguishment of debt, last-in-first-out method (“LIFO”) adjustments, equity-based compensation, restructuring charges and gain (loss) on derivatives, excluding cash settlements. Wise management uses Wise Acquired Group Adjusted EBITDA because it believes it provides useful information to investors, to evaluate its financial performance by excluding certain items that it believes are not representative of its core business and its ability to incur and service indebtedness. Wise does not intend for Wise Acquired Group Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure its operating results or liquidity. The definition of Wise Acquired Group Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Wise Acquired Group Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Wise’s results as reported under GAAP. The reconciliation of net income (loss) to Wise Acquired Group Adjusted EBITDA for the periods presented is as follows (in $millions):

Adjusted EBITDA to Net Income Reconciliation—Wise Acquired Group

(Based on amounts in accordance with U.S. GAAP) ($ In millions)	As of and for the Years Ended December 31		As of and for the Nine Months Ended September 30
	2012	2013	2013	2014
Wise Acquired Group Net (Loss) Income	8	11	22	(17)
Adjustments:
Interest expense, net	54	58	43	55
Depreciation and amortization	21	22	17	18
LIFO adjustments(a)	(7)	(10)	(9)	24
Loss on derivatives, excluding cash settlements(b)	5	2	2	—
Equity-based compensation expense(c)	—	—	—	1
Restructuring charges(d)	—	—	—	1
Operating leases reclassified to capital leases(e)	—	1	1	1
Selling costs	—	—	—	2
Loss on extinguishment of debt	—	9	—	—

Wise Acquired Group Adjusted EBITDA	81	93	76	85

(a)	Wise uses the LIFO method of accounting to value its manufacturing inventory. Under this method of inventory accounting, inventory is recorded at current costs then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from the Wise Acquired Group Adjusted EBITDA computation, therefore current cash costs for inventory sold are included within Wise Acquired Group Adjusted EBITDA.
(b)	Reflects net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts. Wise has entered into long-term agreements to supply beverage can stock to certain of its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum Wise uses commodity futures and option contracts. Accounting regulations require Wise to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through the statement of operations. Wise has elected not to designate any of its derivative instruments as hedges under the accounting guidance.
(c)	Compensation expense related to Wise’s 2014 equity-based award plan, such expense is recognized per accounting standard ASC 718-10. See Note 11 to Wise’s unaudited interim financial statements included elsewhere.
(d)	Employee one-time severance expense recognized in the first quarter of 2014 related to reduction-in-force program and related matters. See Note 10 to Wise’s unaudited interim financial statements included elsewhere.
(e)	The classification of certain leases previously designated as operating leases was changed to capital lease designation as of September 30, 2014.

(9)	Wise Acquired Group Adjusted EBITDA divided by metric tons billed.

RISK FACTORS

This section describes the risks and uncertainties that we believe are material, but these risks and uncertainties may not be the only ones that we face. Additional risks and uncertainties, including those that we currently do not know about or deem immaterial, may also result in decreased revenues, assets and cash inflows, increased expenses, liabilities or cash outflows, or which could have a material adverse effect on our business, financial condition, results of operations and prospects. The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, results of operations and prospects.

Risks Relating to the Wise Acquisition

We may not be able to consummate the Wise Acquisition, or the time required to consummate the Wise Acquisition may be longer than anticipated.

Consummation of the Wise Acquisition is subject to certain closing conditions, including the accuracy of each party’s representations and warranties in the Unit Purchase Agreement, subject in certain cases to specified materiality standards, and the performance by each party of its obligations under the Unit Purchase Agreement in all material respects. The Unit Purchase Agreement also contains certain termination provisions, such as termination rights for both us and the seller of Wise, including, among others, for failure to consummate the Wise Acquisition on or before July 3, 2015. Subject to the satisfaction of the closing conditions, we expect to finance the Wise Acquisition with the proceeds and/or the proceeds of borrowings under the Senior Bridge Facility. There can be no assurance that the closing conditions contained in the Unit Purchase Agreement will be satisfied or waived, that the necessary financing in connection with the Wise Acquisition will be obtained, and that the Wise Acquisition will be completed within the expected timeframe, on the proposed terms, or at all.

We may fail to achieve the estimated synergies and other expected benefits of the Wise Acquisition and/or to integrate Wise successfully following completion of the Wise Acquisition.

We may be unable to achieve the strategic, operational, financial and other benefits, and/or the resulting estimated synergies, contemplated with respect to the Wise Acquisition to the full extent expected or in a timely manner. The integration of Wise into our operations will be a complex and lengthy endeavor, and to the extent that we are not as successful as expected in integrating Wise, the cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Wise Acquisition may not be fully realized or may take longer to realize than expected.

The process of integrating Wise into our operations will be time-consuming and expensive and may disrupt the business of the combined company. Difficulties, costs and delays could be encountered with respect to:

•	Combining the companies’ operations and systems, which could lead to the combined company not achieving the synergies we anticipate;

•	The diversion of management’s attention from ongoing business concerns and other strategic opportunities;

•	The retention of key employees and management;

•	Disruptions and uncertainty surrounding our relationships with customers and suppliers;

•

The implementation of disclosure controls, internal controls and financial reporting systems at Wise to enable the combined company to comply with the requirements of IFRS and U.S. securities laws and regulations required as a result of the combined company’s status as a reporting company under the Exchange Act;

•	The coordination of geographically separate organizations;

•	Possible tax costs or inefficiencies associated with integrating the operations of the combined company;

•

Wise’s existing indebtedness that restrict transactions with affiliates (including transactions between Constellium and Wise following the consummation of the Wise Acquisition) or require that such transactions be on arm’s-length terms (see “Description of Other Indebtedness”);

We may experience or be exposed to unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition.

As a result of the Wise Acquisition, we may be exposed to unknown or unanticipated costs or liabilities, such as undisclosed liabilities of Wise, including those relating to environmental matters, for which we, as successor owner, may be responsible. Such unknown or unanticipated issues, expenses, and liabilities could have an adverse effect on our business, financial results and cash flows.

As a result of the Wise Acquisition, we may not be able to retain key personnel or recruit additional qualified personnel and may experience disruptions and uncertainty surrounding our relationships with existing and future customers and suppliers.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the Wise Acquisition, our current and prospective employees, including Wise employees, could experience uncertainty about their future roles and relationships with Constellium and Wise. This uncertainty may adversely affect our ability to attract and retain current and prospective key management, sales, marketing and technical personnel, and may cause disruptions in our relationships with existing and future customers and suppliers. Any failure to attract and retain key personnel, including Wise employees, or disruption in our relationships with customers and suppliers, including customers and suppliers of Wise, could have a material adverse effect on our business after consummation of the Wise Acquisition. In addition, David D’Addario, the current Chief Executive Officer of Wise, is not expected to continue in that role following the consummation of the Wise Acquisition. We do not maintain “key person” insurance covering any member of our management team.

The announcement, pendency and consummation of the Wise Acquisition could also cause disruptions in and create uncertainty surrounding our and Wise’s relationships with existing and future customers and suppliers. Such customers and suppliers may, in response to the announcement, pendency or consummation of the Wise Acquisition, delay or defer contracting decisions, or may not remain as customers and suppliers following the completion of the Wise Acquisition. Change of control provisions in certain of Wise’s contracts may give customers the right to terminate or change the terms of those contracts as a result of the Wise Acquisition. The loss of significant customers or suppliers could have a material and adverse effect on our business prospects, results of operations and financial condition.

The pro forma financial information may not be reflective of our operating results and financial conditions following the Wise Acquisition.

The unaudited pro forma combined financial information has been prepared based upon certain assumptions and estimates. This pro forma information may not reflect what our results of operations, financial position and cash flows would have been had the Transactions and specified adjustments occurred on the dates or during the periods presented or what our results of operations, financial position and cash flows will be in the future. The unaudited pro forma combined financial information is based on adjustments that our management believes are reasonable. These estimates, although made in good faith, may not be correct, in which case the unaudited pro forma combined financial information could be materially incorrect. See “Unaudited Pro Forma Combined Financial Information” for more information.

We do not currently control Wise and will not control Wise until completion of the Wise Acquisition.

Wise is currently an independent company and we do not currently control Wise and will not control Wise until completion of the Wise Acquisition. Until that time, we cannot assure you that Wise’s business will be operated in the same way it would be under our control, and Wise may take actions in operating its business that could adversely affect us after the consummation of the Wise Acquisition.

We expect the issuers of the Wise Senior PIK Toggle Notes to be required to make an offer to repurchase the Wise Senior PIK Toggle Notes.

The indenture governing the Wise Senior PIK Toggle Notes requires the issuers of the Wise Senior PIK Toggle Notes to make a PIK Notes Change of Control Offer to repurchase any and all outstanding Wise Senior PIK Toggle Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, following the occurrence of a “Change of Control” as defined in such indenture. We expect that the consummation of the Wise Acquisition will constitute a “Change of Control” as defined under the indenture governing the Wise Senior PIK Toggle Notes and that, consequently, the issuers of the Wise Senior PIK Toggle Notes will be required to make a PIK Notes Change of Control Offer following the consummation of the Wise Acquisition. If the holders of the Wise Senior PIK Toggle Notes accepted the PIK Notes Change of Control Offer, we would be required to repurchase the Wise Senior PIK Toggle Notes on the terms described above, which may result in us issuing additional debt, borrowing under our Senior Bridge Facility in an amount up to $150 million, and/or using our cash on hand or other available sources of liquidity.

We may not be able to amend the Wise ABL Facility or enter into the Wise Factoring Facility prior to the consummation of the Wise Acquisition or at all, and the terms of such agreements may be materially less favorable than anticipated.

The terms of the amendment to the Wise ABL Facility and the Wise Factoring Agreement have not yet been finalized, and there is no assurance that we will reach agreement with the relevant counterparties prior to the consummation of the Wise Acquisition or at all. If the Wise ABL Facility is not amended, the consummation of the Wise Acquisition will constitute an event of default thereunder, which will necessitate the repayment of the amounts outstanding thereunder prior to the consummation of the Wise Acquisition. As of September 30, 2014, there were $144 million of outstanding cash borrowings and $2.6 million of outstanding letters of credit under the Wise ABL Facility. The amendment of the Wise ABL Facility is not a condition to the Wise Acquisition. If we are unable to amend the Wise ABL Facility or enter into the Wise Factoring Facility, or the terms of either agreement are materially less favorable than anticipated, our financial condition and results of operations could be materially adversely affected.

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and cost reduction initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results. For example, we announced the intention to create a joint venture in the United States to serve the growing demand for BiW in North America. Any inability to create or execute on our strategy with respect to the joint venture may adversely affect our operations.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions (including slower or lower than expected growth in North America for BiW aluminum rolled products), or an increase in operating costs. Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and cost reduction initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminum products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminum products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the aerospace, automotive and can sectors, use and continue to evaluate the further use of alternative materials to aluminum in order to reduce the weight and increase the efficiency of their products. Although trends in “lightweighting” have generally increased rates of using aluminum as a substitution of other materials, the willingness of customers to accept substitutions for aluminum, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminum products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminum products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures on our products may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminum industry is also affected by holiday seasons, weather conditions, consumer preferences, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminum industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

The beverage can sheet industry is competitive, and Wise’s competitors have greater resources and product and geographic diversity than Wise does.

The market for beverage can sheet products is competitive. Wise’s competitors have market presence, operating capabilities and financial and other resources that are greater than those of Wise. They also have greater product and geographic diversity than Wise. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over Wise in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances after the consummation of the Wise Acquisition.

In addition, Wise is subject to competition from non-aluminum sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminum, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, there can be no assurance that the actions we have taken or may take in response to global economic conditions may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations, particularly in other parts of Asia. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

We are dependent on a limited number of suppliers for a substantial portion of our aluminum supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminum products depends on our ability to procure competitively priced supply of aluminum in a timely manner and in sufficient quantities to meet our production needs. We and Wise have supply arrangements with a limited number of suppliers for aluminum and other raw materials. Our top 10 suppliers accounted for approximately 50% of our total purchases at December 31, 2013, and Wise’s top two suppliers accounted for 48% and 52%, respectively, of its raw materials purchases for the nine months ended September 30, 2014 and 2013, respectively. Increasing aluminum demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. Wise obtains primary aluminum from brokers throughout the United States and directly from foreign and domestic producers. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We and Wise also depend on scrap aluminum for our operations and acquire our scrap inventory from numerous sources. For example, Wise acquires scrap aluminum through purchase arrangements with its customers and purchases of scrap aluminum from its affiliate Wise Recycling, LLC and third-party suppliers. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminum beverage cans could negatively impact our supply of aluminum. For example, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we and Wise seek to take advantage of the lower price of scrap aluminum compared to primary aluminum to provide a cost-competitive product. A decrease in the supply of scrap aluminum could increase its cost per pound. To the extent the discount between the primary aluminum price and scrap price narrows, Wise’s and our competitive advantage may be reduced. We and Wise cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminum is narrow for a considerable period of time, it could adversely affect Wise’s and our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminum prices

The overall price of primary aluminum consists of several components: 1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); 2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g. the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and 3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g. billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminum, including expectations for growth and contraction and the level of global inventories). Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated transportation costs. Product premiums generally are a function of supply and demand for a given primary aluminum shape and alloy combination in a particular region.

Speculative trading in aluminum has increased in recent years, contributing to higher levels of price volatility. In 2013, the LME price of aluminum reached a high of $2,123 per metric ton and a low of $1,695 per metric ton. During 2013 and 2014, regional premiums have reached levels substantially higher than historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 22% of the LME base price in November 2014. The Midwest regional premium increased from 6% of the LME base price to 26% of the LME base price during the same period. Sustained high aluminum prices, increases in aluminum prices, the inability to meaningfully hedge our exposure to aluminum prices, or an increase in regional premiums or product premiums could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminum, our profitability could be adversely affected

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts, and other derivative instruments as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminum prices and other raw materials prices. If we are unable to purchase derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates and primary aluminum prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums of our aluminum and other raw materials, our financial results may also be negatively impacted. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period to period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, they could have an adverse effect on our financial condition and results of operations.

Our production capacity might not be able to meet growing market demand or changing market conditions.

We may be unable to meet market demand due to production capacity constraints or operational challenges. Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Following the closing of the Wise Acquisition, we intend to invest up to $750 million by 2022 to increase Wise’s current hot mill capacity and build dedicated BiW finishing capacity to serve the rapidly growing automotive market. We also intend to install a new pusher furnace at our Ravenswood facility and have recently invested in equipment in our European facilities. Notwithstanding these plans and investments, we may not be able to expand our production capacity quickly enough in response to changing market conditions, and there can be no assurance that our production capacity will be able to meet our obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational difficulties, increased costs, penalties for late delivery, reduction in demand for our products, and our reputation with our customers may be harmed, resulting in loss of business and a negative impact on our financial performance.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. In October 2014, Constellium’s Ravenswood facility suffered an outage that is expected to have an adverse impact on earnings for the fourth quarter of 2014.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows would be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 45% of our consolidated revenues for the year ended December 31, 2013. Wise’s three largest customers accounted for 82% and 77% of its total revenues for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions. They also provide certain termination rights to our customers. In addition, change of control provisions in certain of Wise’s contracts may give customers the right to terminate or change the terms of those contracts as a result of the Wise Acquisition. Our failure to successfully renew, renegotiate or re-price such agreements, or obtain waivers of such change of control provisions, at all or on terms as favorable as our existing contracts and arrangements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we and Wise have secured some of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminum-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. For example, we anticipate capital expenditures of up to $750 million by 2022 to increase Wise’s current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Our total capital expenditures were €127 million for the nine months ended September 30, 2014, €144 million for the year ended December 31, 2013 and €126 million and €97 million for the years ended December 31, 2012 and 2011, respectively. Wise Acquired Group’s total capital expenditures were $48 million and $28 million for the years ended December 31, 2013 and 2012, respectively. Wise expects its total capital expenditures for the year ending December 31, 2014 to be approximately $63 million. In addition, following the completion of the Wise Acquisition we anticipate capital expenditures of up to $750 million by 2022 to increase Wise’s current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity.

We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €7 million for the nine months ended September 30, 2014, €8 million for the year ended December 31, 2013, €25 million for the year ended December 31, 2012 and €20 million for the year ended December 31, 2011. Restructuring costs in 2014 and in 2013 were primarily related to corporate and other European sites restructuring operations. The 2012 costs were primarily in relation to an efficiency improvement program ongoing at our Sierre, Switzerland facility and corporate restructuring. Restructuring costs in 2011 were primarily in relation to corporate restructuring and full-time employee reductions throughout our operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, impairment charges, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

On October 7, 2014, following our announcement that we had entered into the Unit Purchase Agreement, Moody’s placed Constellium’s credit rating under review for downgrade, stating that the Wise Acquisition could result in a material increase of Constellium’s indebtedness on a pro forma basis and a significant increase in capital expenditures in the next few years. On October 10, 2014, S&P also placed Constellium’s credit rating under review for downgrade. A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. After giving effect to the Transactions, our indebtedness will be materially increased. By increasing our indebtedness as a result of the Transactions, we will make ourselves more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness and the indebtedness of Wise that we expect to assume in connection with the Wise Acquisition contain, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions. In addition, after giving effect to the RCF Amendment, at any time that loans under the Unsecured Revolving Credit Facility are (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility will require us to (x) maintain a consolidated total net leverage ratio of no more than 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than 2.50 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility have (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries (excluding Wise and its subsidiaries while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility) and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its restricted subsidiaries (excluding Wise and its subsidiaries while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility). Additionally, our European Factoring Agreements contain a group level minimum liquidity covenant that is tested quarterly and requires us to maintain minimum liquidity of at least $50 million.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Other Indebtedness.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our and Wise’s existing indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. See “Description of Other Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

In addition, Wise provides benefits under a defined benefit pension plan that was frozen in 2007. Declines in interest rates or the value of pension assets or certain other changes could affect the level and timing of required contributions to the pension plan in the future. If future contributions are insufficient to fund the pension plan adequately to cover Wise’s future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. Wise’s pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if these assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

Wise also participates in various “multi-employer” pension plans administered by labor unions representing some of its employees. Wise’s withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of Wise’s renegotiation of collective bargaining agreements with labor unions that maintain these plans, Wise could decide to discontinue participation in a plan, and in that event Wise could face a withdrawal liability. Wise could also be treated as withdrawing from participation in one of these plans if the number of its employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of Wise’s employees participating in these plans could occur as a result of changes in Wise’s business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees (approximately 80% of our total headcount) and Wise’s employees (approximately 50% of Wise’s total headcount) are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the pool of qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

If we do not adequately maintain and evolve our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud and may, as a result, become subject to sanctions by the Securities and Exchange Commission (the “SEC”). Establishing effective internal controls may also result in higher than anticipated operating expenses.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting, starting with our annual report for the year ending December 31, 2014. We are working to establish internal controls that will facilitate compliance with these requirements, and we may accordingly experience higher than anticipated operating expenses, as well as increased independent registered public accounting firm fees as we continue our compliance efforts.

Although Wise, as a private company, is not subject to reporting under the Sarbanes-Oxley Act of 2002, during its 2011, 2012, and 2013 audit and quarterly review processes for the quarter ended September 30, 2014, Wise’s principal executive officer and principal financial officer concluded that Wise had material weaknesses relating to the financial close and review process and the sufficiency and training of Wise’s financial reporting staff. As of September 30, 2014, Wise identified an additional material weakness relating to inadequate and non-timely communication between its operations and accounting departments. As of December 31, 2011 and as of December 31, 2012, Wise also had an additional material weakness relating to the inventory reporting process. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Wise has engaged in ongoing remediation of the material weaknesses by hiring additional financial staff, and reviewed and updated scheduling and planning protocols to ensure compliance with financial reporting deadlines. Following the Wise Acquisition, there can be no assurance as to when or whether we will remediate any remaining material weaknesses in Wise’s internal control over financial reporting.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigations by regulatory authorities such as the SEC. If we do not adequately implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, Wise recently completed the implementation of an SAP system, which replaced its old accounting and management systems. This implementation poses several challenges relating to, among other things, training of personnel, communication of new rules and procedures, changes in corporate culture, migration of data and the potential instability of the new system. There can be no assurances that the new SAP system will be successful or result in the anticipated benefits to Wise’s business operations or that it will be successfully integrated into our information systems after the Wise Acquisition.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Wise’s and our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2013 and September 30, 2014, we had close-down and environmental restoration costs provisions of €48 million and €45 million, respectively. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

Wise is subject to or party to certain environmental claims and matters, as further described under “Business—Wise—Environmental Matters.” There can be no assurances that those matters will be resolved favorably or that such matters will not adversely affect Wise’s business, financial condition and results of operations.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate and exposures to additional income tax liabilities due to audits could materially adversely affect our business.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The historical financial information presented or incorporated by reference may not be representative of future results.

Due to inherent uncertainties of Wise’s and our businesses, the historical financial information presented and incorporated by reference does not necessarily indicate what Wise’s and our results of operations, financial position, cash flows or costs and expenses will be in the future, including following the consummation of the Wise Acquisition. Past performance is not necessarily an indicator of future performance.

We are a foreign private issuer under the U.S. securities laws within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

We have a relatively short history as a standalone company which may pose operational challenges to our management.

Our management team has faced and could continue to face operational and organizational challenges and costs related to establishing ourselves and operating as a standalone company since our business was divested from Rio Tinto, such as establishing various corporate functions, formulating policies, preparing standalone financial statements and integrating the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

Our recent transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

Prior to our IPO, our business historically operated as a privately owned company, and therefore we have incurred and expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We have incurred and will continue to incur increased costs or costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers liability insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

THE WISE ACQUISITION

On October 3, 2014, we announced that Constellium had signed an agreement (the “Unit Purchase Agreement”) to acquire from Wise Metals Holdings LLC (the “Seller”) all of the issued and outstanding membership interests of Wise. Wise is a major producer of aluminum beverage can sheet in North America, serving approximately 20% of the market for North American beverage can sheet, including some of the largest brewers, soft drink bottlers, and can manufacturers in North America. Its business strategy seeks to capitalize on its technologically-advanced, low-cost and efficient 4.7 million square foot facility in Muscle Shoals, Alabama, which is one of only five beverage can sheet facilities in North America. Wise currently has an estimated 530 kt of annual aluminum sheet capacity based on its current product mix and specifications.

During the year ended December 31, 2013 and the nine months ended September 30, 2014, the Wise Acquired Group shipped 386 kt and 302 kt, respectively, of beverage can sheet and trailer roof coil to its customers and generated net sales of $1,224 million and $998 million, respectively. On a pro forma basis after taking into account the Wise Acquisition, our shipments and revenues for the year ended December 31, 2013 and the nine months ended September 30, 2014 would have been 1,411 kt and 1,116 kt, respectively, and €4,418 million and €3,467 million, respectively.

The Wise Acquisition is expected to provide Constellium with immediate access to 530 kt of hot mill capacity. Constellium intends to invest up to $750 million by 2022 to increase Wise’s current hot mill capacity to over 700 kt and build 200 kt of dedicated BiW finishing capacity to serve the rapidly growing automotive market. These investments are expected to be funded by operating cash flow generated by Wise and Constellium and Constellium’s existing resources and to significantly accelerate Constellium’s involvement in the North American BiW market. The Wise Acquisition is strategically aligned with Constellium’s objective of continuing to grow in this high value-added market.

The Wise Acquisition is also expected to strengthen Constellium’s global footprint and offerings by increasing the Company’s exposure to North American customers. Wise’s growing can sheet business in the U.S., which Constellium expects to grow to approximately 500 kt in 2016, will complement Constellium’s position in Europe and is expected to provide stability through long-term contracts with its global beverage can customers. Following the Wise Acquisition, Constellium expects to have a more balanced presence in the United States and Europe, with U.S. revenues representing nearly one third of Constellium’s pro forma revenues for the year ended December 31, 2013. Constellium also expects to benefit from increased product development resources, improved competitive position, enhanced global reach, and greater operational flexibility.

The Unit Purchase Agreement contains representations and warranties, affirmative and negative covenants, and indemnification obligations that are customary for acquisition agreements of this type. Wise is required to conduct its business in the ordinary course during the interim period between the execution of the Unit Purchase Agreement and the consummation of the Wise Acquisition and not to take certain actions prior to the closing of the Wise Acquisition without the prior approval of Constellium.

Completion of the Wise Acquisition is conditioned upon the satisfaction or waiver of certain conditions to closing included in the Unit Purchase Agreement, including the accuracy of each party’s representations and warranties in the Unit Purchase Agreement, subject in certain cases to specified materiality standards, and the performance by each party of its obligations under the Unit Purchase Agreement in all material respects.

The Unit Purchase Agreement also contains certain termination provisions, such as termination rights for both parties, including for failure to consummate the Wise Acquisition on or before July 3, 2015.

On October 20, 2014, Constellium and Wise filed their notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice. On October 29, 2014, the FTC granted early termination of the applicable waiting period under the HSR Act. No other international antitrust approvals are required in connection with the Wise Acquisition.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is intended to illustrate the pro forma effect of the Wise Acquisition and the offering of Notes, together the Transactions, on the historical consolidated financial information of Constellium incorporated by reference and included elsewhere, assuming all Wise units have been acquired as part of the Wise Acquisition.

The unaudited pro forma combined income statements of Constellium for the year ended December 31, 2013 and the nine months ended September 30, 2014 give effect to the Transactions as if they had occurred on January 1, 2013 and the unaudited pro forma combined statement of financial position as of September 30, 2014 as if they had occurred on September 30, 2014.

The pro forma adjustments give effect to events that are directly attributable to the Transactions, are factually supportable and, with respect to the unaudited pro forma combined income statements, are expected to have a continuing impact on Constellium. The unaudited pro forma combined financial information is presented for information purposes only and reflects estimates made by Constellium management that it considers to be reasonable. It does not purport to represent what Constellium actual results of operations or financial condition would have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma combined financial information does not reflect the effect of anticipated cost and revenue synergies associated with combining Constellium and Wise.

The pro forma adjustments are based upon available information and certain assumptions described in the accompanying notes to the unaudited pro forma combined financial information that Constellium management believes are reasonable under the circumstances. Constellium will account for the Wise Acquisition as an acquisition under IFRS 3 “Business Combinations”. In connection with the Wise Acquisition, an independent third-party appraiser will perform a valuation of assets and liabilities as of the closing date of the Wise Acquisition, and following a final valuation the purchase price allocation will be adjusted. Such adjustments, including increases to depreciation and amortization resulting from the allocation of purchase price to amortizable tangible and intangible assets, may be material. At the date hereof, the detailed valuation studies have not been finalized and, accordingly, the fair value adjustments are preliminary and reflect Constellium management’s best estimate and certain market based assumptions were used when data was not available. However, Constellium management believes the fair values recognized are based on reasonable estimates based on currently available information. A final determination of the fair value of assets acquired and liabilities assumed will be based on the final purchase price payable and actual assets and liabilities of Wise that exist as of the closing date of the Wise Acquisition, which may differ materially from the statement of financial position data of Wise shown herein.

Further, the unaudited pro forma combined income statements do not reflect any non-recurring charges in relation to the Transactions that Constellium will record on or following the closing of the Wise Acquisition.

Certain numerical figures set forth in this pro forma combined financial information have been subject to rounding adjustments and, as a result, the totals of the data in this pro forma combined financial information may vary slightly from the actual arithmetic totals of such information.

The unaudited pro forma combined financial information should be read in conjunction with the information contained in the sections entitled “The Wise Acquisition”, “Risk Factors”, “Important Information and Cautionary Statement Regarding Forward Looking Statements”, “Wise: Selected Historical Financial and Operational Data”, “Constellium: Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Wise: Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited annual and unaudited interim condensed consolidated financial statements of Constellium and Wise and the accompanying notes incorporated by reference or included elsewhere.

Unaudited Pro Forma Combined Income Statement for the Nine Months Ended September 30, 2014

€ in millions	Constellium IFRS (Note 1)	Wise U.S. GAAP (Note 2)	Scope & IFRS adjustments (Note 3)	Acquisition adjustments (Note 4)	Financing and tax adjustments (Note 5)	Pro forma total
Revenue	2,730	780	(43)	—	—	3,467
Cost of sales	(2,355)	(740)	54	(16)	—	(3,057)

Gross profit	375	40	11	(16)	—	410
Selling and administrative expenses	(150)	(16)	(1)	—	—	(167)
Research and development expenses	(27)	—	—	—	—	(27)
Restructuring costs	(7)	—	(1)	—	—	(8)
Other (losses) / gains—net	(31)	(1)	—	—	—	(32)

Income / (loss) from operations	160	23	9	(16)	—	176
Other expenses	(1)	—	—	—	—	(1)
Finance income	21	—	—	—	—	21
Finance costs	(67)	(40)	—	6	(25)	(126)

Finance costs—net	(46)	(40)	—	6	(25)	(105)
Share of profit / (loss) of joint-ventures	—	—	—	—	—	—

Income / (loss) before income tax	113	(17)	9	(10)	(25)	70
Income tax (expense) / benefit	(43)	—	—	—	17	(26)

Net income / (loss) from continuing operations	70	(17)	9	(10)	(8)	44

Unaudited Pro Forma Combined Income Statement for the Year Ended December 31, 2013

€ in millions	Constellium IFRS (Note 1)	Wise U.S. GAAP (Note 2)	Scope & IFRS adjustments (Note 3)	Acquisition adjustments (Note 4)	Financing and tax adjustments (Note 5)	Pro forma total
Revenue	3,495	1,016	(93)	—	—	4,418
Cost of sales	(3,024)	(951)	96	(25)	—	(3,904)

Gross profit	471	65	3	(25)	—	514
Selling and administrative expenses	(210)	(19)	(3)	(3)	—	(235)
Research and development expenses	(36)	—	—	—	—	(36)
Restructuring costs	(8)	—	—	—	—	(8)
Other (losses) / gains—net	(8)	3	—	—	—	(5)

Income / (loss) from operations	209	49	—	(28)	—	230
Other expenses	(27)	—	—	—	—	(27)
Finance income	17	—	—	—	—	17
Finance costs	(67)	(50)	(11)	—	(33)	(161)

Finance costs—net	(50)	(50)	(11)	—	(33)	(144)
Share of profit / (loss) of joint-ventures	3	—	—	—	—	3

Income / (loss) before income tax	135	(1)	(11)	(28)	(33)	62
Income tax (expense) / benefit	(39)	—	—	—	24	(15)

Net income / (loss) from continuing operations	96	(1)	(11)	(28)	(9)	47

Unaudited Pro Forma Combined Statement of Financial Position as of September 30, 2014

€ in millions	Constellium IFRS (Note 1)	Wise U.S. GAAP (Note 2)	Scope & IFRS adjustments (Note 3)	Acquisition adjustments (Note 4)	Financing and tax adjustments (Note 5)	Pro forma total
Assets
Non-current assets
Intangible assets (including goodwill)	27	—	10	402	—	439
Property, plant and equipment	540	172	(1)	470	—	1,181
Investments in joint ventures	1	—	—	—	—	1
Deferred income tax assets	187	—	—	—	—	187
Trade receivables and other	57	18	(15)	—	—	60
Other financial assets	34	—	—	—	—	34

	846	190	(6)	872	—	1,902
Current assets
Inventories	413	167	1	23	—	604
Trade receivables and other	549	72	—	—	—	621
Other financial assets	37	2	—	—	—	39
Cash and cash equivalents	426	20	—	(40)	162	568
	1,425	261	1	(17)	162	1,832

Assets classified as held for sale	14	—	—	—	—	14

Total assets	2,285	451	(5)	855	162	3,748

Equity
Share capital	2	—	—	—	—	2
Share premium account	162	—	—	—	—	162
Retained deficit and other reserves	(125)	(473)	10	787	(362)	(163)

Equity attributable to owners of the Company	39	(473)	10	787	(362)	1

Non-controlling interests	4	—	—	—	—	4

	43	(473)	10	787	(362)	5
Liabilities
Non-current liabilities
Borrowings	616	640	(18)	62	523	1,823
Trade payables and other	34	4	—	—	—	38
Deferred income tax liabilities	—	—	—	—	—	—
Pension and other post-employment benefit obligations	578	6	—	—	—	584
Other financial liabilities	32	—	—	—	—	32
Provisions	52	—	—	2	—	54

	1,312	650	(18)	64	523	2,531
Current liabilities
Borrowings	47	118	20	—	1	186
Trade payables and other	765	155	(17)	(2)	—	901
Income taxes payable	22	—	—	—	—	22
Other financial liabilities	46	1	—	—	—	47
Provisions	41	—	—	6	—	47
	921	274	3	4	1	1,203

Liabilities classified as held for sale	9	—	—	—	—	9

Total liabilities	2,242	924	(15)	68	524	3,743

Total equity and liabilities	2,285	451	(5)	855	162	3,748

Notes to the Unaudited Pro Forma Combined Financial Information

Note 1—Historical financial information of Constellium

The historical financial information of Constellium is derived from:

•

the consolidated financial statements of Constellium as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 which have been prepared in accordance with IFRS as issued by the IASB and in conformity with IFRS as adopted by the EU and incorporated by reference;

•

the unaudited condensed interim consolidated financial statements of Constellium as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 which have been prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere.

Note 2—Historical financial information of Wise

The historical financial information of Wise is derived from:

•

the consolidated financial statements of Wise as of December 31, 2012 and 2013 and for the two years ended December 31, 2013, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars, included elsewhere;

•

the unaudited condensed interim consolidated financial statements of Wise as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014, which have been prepared in accordance with U.S. GAAP and presented in U.S. dollars, included elsewhere.

Wise consolidated financial statements have been translated to Euros for purposes of presentation in the unaudited pro forma combined financial information using the following historic exchange rates:

•	for the unaudited pro forma combined income statement for the year ended December 31, 2013, an average exchange rate of $1.3271 per Euro; and

•	for the unaudited pro forma combined income statement for the nine months ended September 30, 2014, an average exchange rate of $1.3542 per Euro;

•	for the unaudited pro forma combined statement of financial position as of September 30, 2014, a period end exchange rate of $1.2583 per Euro.

Financial Statement Reclassifications

Certain reclassifications have been recorded to conform Wise’s historical financial information to Constellium financial statement presentation. In addition certain financial statement line items from the consolidated financial statements of Wise are not separately presented in the consolidated financial statements of Constellium and have been grouped so their presentation is consistent with the presentation of Constellium consolidated financial statements.

The following reclassifications and groupings were made to the unaudited pro forma combined income statements for the year ended December 31, 2013 and nine months ended September 30, 2014 to reconcile the Wise historical presentation to the Constellium financial statement presentation:

	For the year ended December 31, 2013		For the nine months ended September 30, 2014
In millions	U.S. dollars	Euros	U.S. dollars	Euros
Interest expense, net	(58)	(44)	(55)	(40)
Loss on extinguishment of debt	(9)	(6)	—	—

Finance costs	(67)	(50)	(55)	(40)

(Loss) / Gain on derivative instruments, net	4	3	(1)	(1)

Other (losses) / gains—net	4	3	(1)	(1)

The following reclassifications and groupings were made to the unaudited pro forma combined statement of financial position as of September 30, 2014 to reconcile the Wise historical presentation to the Constellium financial statements presentation:

	As of September 30, 2014
In millions	U.S. dollars	Euros
Other assets	23	18

Trade receivables and other—non current	23	18

Accounts receivables, net of allowance	83	66
Prepaid and other current assets	8	6

Trade receivables and other—current	91	72

Broker deposits	2	2
Fair value of derivative instruments	1	—

Other financial assets—current	3	2

Common members’ deficit	(590)	(469)
Accumulated other comprehensive loss	(4)	(4)

Retained deficit and other reserves	(594)	(473)

Senior secured Notes	650	517
Senior PIK Toggle Notes	149	118
Long-term debt and capital lease obligations, less current maturities	7	5

Borrowings—non-current	806	640

Other non-current liabilities	5	4

Trade payables and other—non current	5	4

Current maturities of long-term debt and capital lease obligations	5	4
Borrowings under revolving credit facilities	144	114

Borrowings—current	149	118

Accounts payable	157	125
Accrued expenses and other current liabilities	38	30

Trade payables and other—current	195	155

Fair value of derivative instruments	1	1

Other financial liabilities—current	1	1

Note 3—Adjustments to Wise U.S. GAAP Historical Financial Information

The Wise historical consolidated financial statements were prepared in accordance with U.S. GAAP. On July 1, 2014, Wise distributed its ownership interest in Wise Recycling. This distribution was recorded as a book value equity transaction by Wise as of July 1, 2014, at which time Wise Recycling was deconsolidated from Wise and its financial results have not been included in the results of Wise from this date. As of September 30, 2014, the Wise statement of financial position does not include the assets and liabilities of Wise Recycling.

The following tables provide a reconciliation of the unaudited consolidated balance sheet data of Wise at September 30, 2014 from U.S. GAAP to IFRS, and a reconciliation of the unaudited consolidated income statement data of Wise for the year ended December 31, 2013 and the nine months ended September 30, 2014 to exclude the results of Wise Recycling (the “Scope Adjustments”) and a reconciliation from U.S. GAAP to IFRS. Wise financial data and adjustments have been translated into Euros at the relevant rates as disclosed in Note 2 to this unaudited pro forma combined financial information.

	Wise U.S. GAAP(2)	Spare parts(i)	Valuation of inventories(ii)	Borrowings(iii)	Software costs(iv)	Total Scope & IFRS adjustments (i) to (iv)(3)
€ in millions
Assets
Intangible assets (including goodwill)	—	—	—	—	10	10
Property, plant and equipment	172	9	—	—	(10)	(1)
Trade receivables and other—non current	18	—	—	(15)	—	(15)
Inventories	167	(26)	27	—	—	1
Other assets (current and non current)	94	—	—	—	—	—
Total assets	451	(17)	27	(15)	—	(5)

Liabilities
Borrowings non current	640	—	—	(18)	—	(18)
Borrowings current	118	—	—	20	—	20
Trade payables and other—current	155	—	—	(17)	—	(17)
Other liabilities (current and non current)	11	—	—	—	—	—
Total liabilities	924	—	—	(15)	—	(15)

Equity	(473)	(17)	27	—	—	10

i.	Spare Parts—Wise classifies spare parts as inventories and accounts for such in accordance with U.S. GAAP. In accordance with IFRS, major spare parts are required to be classified as property, plant and equipment and depreciated over the expected useful economic life of the assets, when an entity expects to use them during more than one period. Accordingly, for the purposes of the unaudited pro forma combined statement of financial position, €26 million of spare parts inventory has been reclassified from inventories to property, plant and equipment and depreciated over a range of 5 to 10 years from their acquisition date, leading to an increase of €9 million in net book value as of September 30, 2014, in property, plant and equipment.
ii.	Valuation of inventories—In accordance with U.S. GAAP, Wise accounts for inventories on a LIFO basis. In accordance with IFRS, accounting for inventories on a LIFO basis is prohibited and therefore the value of inventories has been adjusted to a weighted average cost basis (“WAC”), consistent with IFRS.
iii.

Borrowings—In accordance with U.S. GAAP, deferred financing costs relating to the Wise Senior Secured Notes and Wise Senior PIK Toggle Notes due 2018 and 2019 were recorded as a non-current asset and amortized over the maturity of the Notes. IFRS require these to be deducted from the carrying value of the financial liability and amortized over the maturity of the Wise Senior Secured Notes and Wise Senior PIK Toggle Notes using the effective interest method and accrued interests are recorded within borrowings:

-	Debt issuance costs of the Wise Senior Secured Notes and Wise Senior PIK Toggle Notes of €15 million were reclassified from trade receivables and other—non-current to borrowings—non-current
-	Following the adoption of the effective interest method €3 million were reclassified from borrowings—non-current to borrowings—current, and
-	Accrued interests of €17 million were reclassified from trade payables and other—current to borrowings—current.
iv.	Software costs—Wise classifies software costs in property, plant and equipment. IFRS requires these to be classified as intangible assets. Accordingly, Software costs of €10 million were reclassified from property, plant and equipment to intangible assets.

The adjustments in relation to Borrowings and Software costs have no impact on the equity of Wise.

Accordingly, Wise inventories has been increased by €1 million, reflecting an increase of €27 million in relation to valuation methods as explained in above offset by €26 million reclassification of spare parts to property, plant and equipment.

Accordingly, Wise property, plant and equipment has been decreased by €1 million reflecting the reclassification of €10 million of software costs to intangible assets offset by €9 million of spare parts classified as property, plant and equipment.

Nine months ended September 30, 2014 € in millions	Wise U.S. GAAP (2)	Scope adjustments: Wise Recycling (v)	Wise U.S. GAAP excluding Recycling (2) + ( v)	Spare parts (vi)	Administrative Costs (vii)	Restructuring (viii)	Valuation of inventories (ix)	Total IFRS adjustments (vi to ix)	Total Scope & IFRS adjustments (v) to (ix)(3)
Revenue	780	(43)	737	—	—	—	—	—	(43)
Cost of sales	(740)	44	(696)	(2)	4	—	8	10	54
Selling and administrative expenses	(16)	2	(14)	—	(4)	1	—	(3)	(1)
Restructuring costs	—	—	—	—	—	(1)	—	(1)	(1)
Finance costs	(40)	—	(40)	—	—	—	—	—	—
Other	(1)	—	(1)	—	—	—	—	—	—

Net (loss) / income from continuing operations	(17)	3	(14)	(2)	—	—	8	6	9

v.	Represents adjustments to exclude the results of Wise Recycling.
vi.	Spare parts—reflects the increased depreciation charge in property, plant and equipment in relation to spare parts with a useful economic life in a range of 5—10 years, as described in Note 3 (i).
vii.	Administrative costs—Certain costs incurred directly related to administrative functions should be reclassified from cost of sales to selling and administrative expenses, under Constellium accounting policies.
viii.	Restructuring—In Wise U.S. GAAP income statement, restructuring costs are included in selling and administrative expenses. According to Constellium accounting policies, they are separately reported on the income statement.
ix.	Valuation of inventories—reflects the impact of the change of valuation methods of inventories from LIFO to WAC as described in Note 3 (ii).

Year ended December 31, 2013 € in millions	Wise U.S. GAAP (2)	Scope adjustments: Wise Recycling (x)	Wise U.S. GAAP excluding Recycling (2) + (x)	Spare parts (xi)	Administrative Costs(xii)	Interests on preferred member interest (xiii)	Valuation of inventories (xiv)	Total IFRS adjustments (xi) to (xiv)	Total Scope & IFRS adjustments (x) to (xiv) (3)
Revenue	1,016	(93)	923	—	—	—	—	—	(93)
Cost of sales	(951)	98	(853)	(4)	7	—	(5)	(2)	96
Selling and administrative expenses	(19)	4	(15)	—	(7)	—	—	(7)	(3)
Finance costs	(50)	—	(50)	—	—	(11)	—	(11)	(11)
Other	3	—	3	—	—	—	—	—	—

Net (loss) / income from continuing operations	(1)	9	8	(4)	—	(11)	(5)	(20)	(11)

x.	Represents adjustments to exclude the results of Wise Recycling
xi.	Spare parts—refer to Note 3 (vi)
xii.	Administrative costs—refer to Note 3 (vii)
xiii.	Interests on preferred member interest —reflects the reclassification of €11 million of interest expense in relation to accretion of redeemable preferred member interest of Wise in accordance with U.S. GAAP to finance costs in accordance with IFRS, due to the reclassification of the instrument to debt under IFRS.
xiv.	Valuation of inventories—refer to Note 3 (ix)

Note 4—Wise Acquisition adjustments

The unaudited pro forma combined financial information reflects the €1,122 million offer price which consists of €362 million of anticipated cash consideration paid on closing and €760 million of borrowings assumed. The anticipated cash consideration below has been calculated based on the historical net liabilities acquired as part of the Wise Acquisition as of September 30, 2014 adjusted for net indebtedness, net working capital and capital expenditures ratios. The anticipated cash consideration will be adjusted for the net liabilities acquired at the closing date adjusted for the relevant net indebtedness, working capital and capital expenditures ratios as defined under the unit purchase agreement, and is therefore subject to material change at that time.

Note 4a—Preliminary Purchase Price Allocation

As of the date hereof, Constellium has performed the preliminary valuation studies necessary to estimate on a preliminary basis the fair values of the assets acquired and liabilities assumed in the Wise Acquisition, as if the Wise Acquisition had closed on September 30, 2014. Any excess of the consideration transferred over preliminary estimate of the fair value of assets acquired and liabilities assumed has been reflected as goodwill. These estimated adjustments to fair value are preliminary and are subject to change based upon management’s final determination of the assets acquired and liabilities assumed, specifically the values of finished goods and work-in-process inventories, property, plant and equipment and provisions.

A portion of the consideration transferred has been allocated to property, plant and equipment, other intangible assets with finite useful lives or borrowings, which would result in an increase in depreciation and amortization expense and a decrease in interest expense. We do not anticipate allocating consideration transferred to other assets or liabilities that would materially impact recurring expenses other than non-cash amortizing balances.

The following table reflects the goodwill arising as a result of the initial preliminary allocation of purchase price to the Wise assets acquired and liabilities assumed:

€ in millions	As of September 30, 2014
Calculation of consideration estimated to be transferred
Preliminary Purchase price(i)		362
Less: Estimated book value of assets acquired and liabilities assumed:
Historical consolidated net liabilities under U.S. GAAP before Scope & IFRS adjustments	(473)
Adjustment to reflect Wise historical net liabilities after Scope & IFRS adjustments(ii)	10

Adjusted historical net book value of net liabilities assumed	(463)
Fair value adjustments:
Identifiable intangible assets(iii)	123
Property, plant and equipment(iv)	470
Inventories(v)	23
Borrowings(vi)	(62)
Provisions(vii)	(8)
Goodwill(viii)		279

(i)	Represents estimated cash consideration to be paid. The total consideration of $455 million has been translated into Euros using the September 30, 2014 period end exchange rate of €1.00 = $1.2583 and is calculated based on Wise net liabilities under U.S. GAAP as of September 30, 2014.
(ii)	Represents cumulative adjustments required to present Wise Acquired Group historical information in accordance with IFRS, see Note 3.
(iii)	Represents the estimated fair value of the intangible assets acquired as part of the Wise Acquisition. These consist of €75 million of technology and €48 million of customer relationships. All intangible assets at fair value will be amortized over their respective economic life (see Note 4b). The fair value of customer relationships and technology were determined primarily using the “multi-period excess earnings approach”, and the “relief from royalty method” valuation techniques, respectively.
(iv)	Represents the incremental amount necessary to record the fair value adjustments of property, plant and equipment. Includes primarily €133 million of land and buildings and €330 million of machinery and equipment. Property, plant and equipment will be amortized over their respective economic life (see Note 4b).
(v)	Represents the step up in Wise’s inventories acquired. Constellium expects to recognize the increased value of inventories as the acquired inventory is sold, which for purposes of these unaudited pro forma combined financial statements is assumed to occur within the first year after acquisition. As there is no continuing impact of the inventories step-up on Constellium’s results, the increased value is not included in the unaudited pro forma combined income statement.
(vi)	Represents the fair value adjustments to Wise historical debt. Wise Senior Secured Notes due 2018 are fair valued based on the spot public trading price of 106.75 as of September 30, 2014 plus a consent fee of $2.5 per every $1,000 of principal. Wise Senior PIK Toggle Notes due 2019 was fair valued based on the spot public trading price of 106.00 as of September 30, 2014.
(vii)	Represents estimated contingent liabilities, primarily including litigation and claims, arising in a business combination where it is not probable that an outflow of economic benefits will occur but can be reliably measured, in accordance with IFRS 3.
(viii)	No deferred tax impact of the fair value adjustments is recognized as the Wise Acquisition is considered as an asset deal for tax purposes and as such, there is no difference between the carrying amount of net assets acquired and liabilities assumed and the net respective tax basis.

The adjustment of €40 million to decrease cash and cash equivalents represents:

-	€38 million of estimated fees and expenses associated with the Wise Acquisition, such as due diligence, placements and other related advisory and professional fees to be incurred by Constellium; and

-	€2 million reclassification from trade payables and other—current to cash and cash equivalents related to the Wise Acquisition fees accrued for as of September 30, 2014 in the Constellium consolidated financial statements (refer to 4b- (iv)).

Note 4b—Recurring impact on the income statement

Following the allocation of the preliminary purchase price, the depreciation and amortization charge and finance costs would reduce the net income / (loss) from continuing operations as adjusted for in our unaudited pro forma combined income statements for the year ended December 31, 2013 and for the nine months ended September 30, 2014 as follows:

€ in millions	Fair value adjustments on assets/ liabilities acquired/ assumed	Year ended December 31, 2013	Nine months ended September 30, 2014
Technology(i)	75	(4)	(2)
Property, plant and equipment(ii)	470	(21)	(14)

Total adjustment to pro forma cost of sales		(25)	(16)

Customer relationships(iii)	48	(3)	(2)
Wise Acquisition fees reclassification (iv)—see note 4a	N/A	—	2

Total adjustment to pro forma selling and administrative expenses		(3)	—

Borrowings(v)	(62)	—	6
Total adjustment to pro forma finance costs—net		—	6

Total adjustment to pro forma net income / (loss) from continuing operations		(28)	(10)

(i)	Technology is expected to be amortized over 20 years and amortization is presented in cost of sales.
(ii)	Property, plant and equipment are expected to be depreciated in cost of sales over the estimated useful lives of the related assets using the straight-line method over 4 to 21 years. For the purpose of these unaudited pro forma combined financial information, it has been assumed that the increase to land was non-depreciable and therefore there is no impact presented on the depreciation charge.
(iii)	Acquired customer relationships are expected to be amortized over 18 years and amortization is presented in selling and administrative expenses.
(iv)	A €2 million cost related to the acquisition related fees incurred by Constellium are excluded from the pro forma income statement for the nine months ended September 30, 2014 as such fees and expenses are non-recurring.
(v)	Interest expenses have been reduced to reflect the debt fair value adjustment, for the nine month period ended September 30, 2014. Such amounts were immaterial for the year ended December 31, 2013.

Note 5—Financing and taxation

Note 5a—Cash and cash equivalents

Pro forma cash and cash equivalents have been adjusted as follows:

€ in millions	At September 30, 2014
Proceeds	535
Less:
Debt issuance costs	(11)

Cash consideration(i)	(362)

Total adjustment to pro forma cash and cash equivalents	162
Wise Acquisition fees and expenses(ii)	(40)

Total adjustment	122

(i)	Represents estimated cash consideration to be paid to the Seller (refer to Note 4a).
(ii)	Represents estimated fees and expenses associated with the Wise Acquisition, such as due diligence, placements and other related advisory and professional fees to be incurred by Constellium. The unaudited pro forma combined statement of financial position reflects the costs as a reduction of cash and cash equivalents with a corresponding decrease to retained deficits and other reserves.

Note 5b—Interest expense

Pro forma interest expense included in the finance costs has been adjusted as follows:

€ in millions	Year ended December 31, 2013	Nine months ended September 30, 2014
Interest expense	32	24
Amortization of debt issuance costs(ii)	1	1

Total adjustment to pro forma finance costs	33	25

(i)	For the purposes of the pro forma presentation, Constellium has assumed that the Group will pay a weighted average interest at 6%. A 0.25% change in the interest rate would result in a change in finance costs of €1 million and €1 million for the year ended December 31, 2013 and for the nine months ended September 30, 2014, respectively.
(ii)	Reflects non-cash amortization of debt issuance costs. These costs are amortized, using the effective interest rate method, in finance costs over the term of the related facility (8 years).

Note 5c—Taxation

All adjustments are deemed to generate either current or deferred tax impact, except for redeemable preferred member interest. Tax adjustments were calculated using a statutory tax rate of approximately 40%, corresponding to the U.S. blended tax rate applicable to Wise.

The €17 million income tax benefit adjustment in the unaudited pro forma combined income statement for the nine months ended September 30, 2014 reflects the following taxation effects:

-	€7 million related to Wise being historically incorporated as a partnership and as such being a transparent entity for U.S. tax purposes;

-	€(4) million related to the Scope & IFRS adjustments detailed in Note 3;

-	€4 million related to the impact associated with the fair value of Wise net liabilities acquired detailed in Note 4; and

-	€10 million related interest, as described in Note 5b.

The €24 million income tax benefit adjustment in the unaudited pro forma combined income statement for the year ended December 31, 2013 reflects the following taxation effects:

-	no tax effect related to the Scope & IFRS adjustments detailed in Note 3. The Scope & IFRS adjustments include the €11 million redeemable preferred member interest adjustment, which is not deductible according to U.S. tax rules;

-	€11 million related to the impact associated with the fair value of Wise net liabilities acquired detailed in Note 4; and

-	€13 million related to the interest, as described in Note 5b.

Note 6—Pro forma EBITDA

Pro forma EBITDA is defined as pro forma net income for the period from continuing operations before other expenses, results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment. Pro forma EBITDA is not a measure defined by IFRS. It is not a recognized term under IFRS and therefore does not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Pro forma EBITDA is not necessarily comparable to similarly titled measures used by other companies. The following table reconciles the pro forma net income from continuing operations for the periods presented to the pro forma EBITDA:

(unaudited and € in millions)	Year ended December 31, 2013	Nine months ended September 30, 2014
Pro forma net income from continuing operations for the period	47	44
Other expenses	27	1
Finance costs—net	144	105
Income tax	15	26
Share of profit from joint ventures	(3)	—
Depreciation, amortization and impairment	81	66

Pro forma EBITDA	311	242

WISE: SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following tables entitled “—Wise” set forth certain summary consolidated historical financial data for Wise. The summary historical financial data for Wise as of December 31, 2012 and 2013 and for the two years in the period ended December 31, 2013 has been derived from Wise’s consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP, and included elsewhere. The summary historical financial data for Wise as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 has been derived from Wise’s unaudited interim financial statements and notes thereto, which have been prepared in accordance with U.S. GAAP, and included elsewhere. The financial and operating results for the nine months ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year, or any other periods. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which Wise considers necessary for a fair presentation of the financial position and of the results of operations for each such period.

The tables below under “—Wise” include the results of Wise Recycling. Wise Recycling will not be acquired by Constellium as part of the Wise Acquisition. The following tables entitled “—Wise Acquired Group” set forth certain selected consolidated historical financial and operating data for Wise, excluding the Wise Recycling Business, as of December 31, 2012 and 2013 and for the two years ended December 31, 2013, and as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014.

The selected historical financial and operating data for the Wise Acquired Group as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013 has been derived from Note 15 to Wise’s consolidated financial statements included elsewhere. The summary historical financial and operating data for the Wise Acquired Group as of and for the nine months ended September 30, 2013 and 2014 has been derived from Note 16 to Wise’s unaudited interim financial statements included elsewhere.

Financial and operating results for the nine months ended September 30, 2014 are not necessarily indicative of results for the full 2014 fiscal year, or any other periods. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, which Wise considers necessary for a fair presentation of the financial position and of the results of operations for each such period.

The information presented below is only a selection of certain historical financial and operating data of Wise and should be read in conjunction with “Wise: Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Wise’s audited consolidated financial statements as of and for the two years ended December 31, 2012 and 2013 and notes thereto and the unaudited interim condensed consolidated Wise’s financials statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 and related notes thereto included elsewhere.

Selected Historical Consolidated Financial Data—Wise

	As of and for the Years Ended December 31		As of and for the Nine Months Ended September 30
Amounts in accordance with U.S. GAAP ($ in millions)	2012	2013	2013	2014
Statement of Operations Data:
Net Sales	1,349	1,348	1,053	1,056
Gross profit	77	86	71	54
Net (loss)/income	4	(1)	14	(22)
Net (loss)/income attributable to common members	(10)	(15)	3	(22)

Balance Sheet Data :
Cash and cash equivalents	1	20	N/A	25
Total debt (including capital leases)	669	932	N/A	955
Total liabilities(1)	994	1,073	N/A	1,163
Total assets	560	629	N/A	568
Total member’s equity	(434)	(444)	N/A	(595)
Working capital(2)	(19)	21	N/A	(17)

(1)	Includes total liabilities and redeemable preferred member interest which is classified as mezzanine equity under U.S. GAAP.
(2)	Working capital is defined as current assets net of current liabilities.

Selected Historical Financial Data—Wise Acquired Group

	As of and for the Years Ended December 31		As of and for the Nine Months Ended September 30
Unaudited—Amounts in accordance with U.S. GAAP ($ in millions other than per ton data)	2012	2013	2013	2014
Statement of operations data:
Net Sales	1,214	1,224	958	998
Gross profit	77	93	74	56
Net (loss)/income	8	11	22	(17)
Net (loss)/income attributable to common members	(6)	(4)	11	(17)

Balance sheet data:
Cash and cash equivalents	1	18	N/A	25
Total debt (including capital leases)	668	931	N/A	955
Total liabilities(1)	996	1,066	N/A	1,163
Total assets(2)	531	603	N/A	568
Total member’s deficit(3)	(465)	(463)	N/A	(595)
Working capital(4)	(35)	7	N/A	(17)

Other operational and financial data (unaudited):
Capital expenditures(5)	28	48	33	52
Total rolled aluminum billed (in millions of pounds)(6)	803	852	657	665
Total rolled aluminum billed (in thousands of metric tons)(6)	364	386	N/A	302
Net debt(7)	667	913	N/A	930
Interest expense, net	54	58	43	55
Adjusted EBITDA(8)	81	93	76	85
Adjusted EBITDA per metric ton ($ per ton)(9)	223	241	255	281

(1)	Total liabilities of Wise excluding the Wise Recycling Business and associated intercompany accounts plus redeemable preferred member interest which is classified as mezzanine equity under U.S. GAAP.

(2)	Total assets of Wise excluding the Wise Recycling business and associated intercompany amounts.
(3)	Total member’s deficit is defined as total member’s deficit of Wise, net of equity investment in Wise Recycling.
(4)	Working capital is defined as current assets net of current liabilities
(5)	Acquisitions of property and equipment via cash considerations
(6)	Total volume of rolled aluminum shipped and billed during the respective period. Amounts are expressed in millions of pounds, a U.S. measurement. Wise has also expressed in thousands of metric tons (“kt”) for comparability purposes.
(7)	Total debt, including capital leases, less cash and cash equivalents
(8)	Wise presents Wise Acquired Group Adjusted EBITDA, a Non-GAAP Financial Measure, as a supplemental measure of its performance. This is not a measure presented in accordance with U.S. generally accepted accounting practices (GAAP), because it is adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of earnings. This non-GAAP measure supplements other metrics used by Wise management to internally evaluate its business and facilitate the comparison of operations over time. “Wise Acquired Group Adjusted EBITDA” represents net income (loss) plus interest expense, net, depreciation and amortization, loss on extinguishment of debt, last-in-first-out method (“LIFO”) adjustments, equity-based compensation, restructuring charges and gain (loss) on derivatives, excluding cash settlements. Wise management uses Wise Acquired Group Adjusted EBITDA because it believes it provides useful information to investors, to evaluate its financial performance by excluding certain items that it believes are not representative of its core business and its ability to incur and service indebtedness. Wise does not intend for Wise Acquired Group Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure its operating results or liquidity. The definition of Wise Acquired Group Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Wise Acquired Group Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Wise’s results as reported under GAAP. The reconciliation of net income (loss) to Wise Acquired Group Adjusted EBITDA for the periods presented is as follows (in $ millions):

Adjusted EBITDA to Net Income Reconciliation—Wise Acquired Group

	As of and for the Years Ended December 31		As of and for the Nine Months Ended September 30
Unaudited—amounts in accordance with U.S. GAAP ($ in millions)	2012	2013	2013	2014
Wise Acquired Group Net (Loss) / Income	8	11	22	(17)
Adjustments:
Interest expense, net	54	58	43	55
Depreciation and amortization	21	22	17	18
LIFO adjustments(a)	(7)	(10)	(9)	24
Loss on derivatives, excluding cash settlements(b)	5	2	2	—
Equity-based compensation expense(c)	—	—	—	1
Restructuring charges(d)	—	—	—	1
Operating leases reclassified to capital leases(e)	—	1	1	1
Loss on extinguishment of debt	—	9	—	—
Selling costs	—	—	—	2

Wise Acquired Group Adjusted EBITDA	81	93	76	85

(a)	Wise uses the LIFO method of accounting to value its manufacturing inventory. Under this method of inventory accounting, inventory is recorded at current costs then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from the Wise Acquired Group Adjusted EBITDA computation, therefore current cash costs for inventory sold are included within Wise Acquired Group Adjusted EBITDA.
(b)

Reflects net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts. Wise has entered into long-term agreements to supply beverage can stock to certain of its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum Wise uses commodity futures and option contracts. Accounting regulations require Wise to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through the statement of operations. Wise has elected not to designate any of its derivative instruments as hedges under the accounting guidance.

(c)	Compensation expense related to Wise’s 2014 equity-based award plan, such expense is recognized per accounting standard ASC 718-10. See Note 11 to Wise’s unaudited interim financial statements included elsewhere.
(d)	Employee one-time severance expense recognized in the first quarter of 2014 related to reduction-in-force program and related matters. See Note 10 to Wise’s unaudited interim financial statements included elsewhere.
(e)	The classification of certain leases previously designated as operating leases was changed to capital lease designation as of September 30, 2014.
(9)	Wise Acquired Group Adjusted EBITDA divided by metric tons billed.

CONSTELLIUM: MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 which appear elsewhere. The following discussion is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Selected Financial Information of Constellium”, our consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F, which is incorporated by reference and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following MD&A is provided to supplement the unaudited condensed interim consolidated financial statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 and the notes related thereto which appear elsewhere and in the section entitled “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements as of December 31, 2012 and 2013 and for each of the years ended December 31, 2011, 2012 and 2013 and the related notes included in our Annual Report on Form 20-F, incorporated by reference:

•

Company Overview.    This section provides a general description of our business as well as an introduction to our operating segments, and key factors influencing our financial condition and results of operations.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for the nine months ended September 30, 2013 and 2014.

•	Key Performance Indicators.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for the nine months ended September 30, 2013 and 2014.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

•

Critical Accounting Policies, Critical Accounting Estimates and Key Judgments.    This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Company Overview and Our Operating Segments

For the nine months ended September 30, 2013 and 2014, we generated revenues of €2,689 million and €2,730 million, respectively. For the nine months ended September 30, 2013 and 2014, we generated net income from continuing operations of €63 million and €70 million, respectively. We also generated Adjusted EBITDA for the nine months ended September 30, 2013 and 2014 of €221 million and €224 million, respectively. Please see the reconciliation in “—Key Performance Indicators” and also in footnote (5) to “Summary Historical and Pro Forma Combined Financial Data—Constellium.”

Effective January 2014, we have changed our measure of profitability for our segments under IFRS 8—Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA. We are not required to and have not restated the financial statements for the years ended December 31, 2011, 2012 and 2013 in relation to this change in segment profitability measure.

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Aerospace & Transportation Segment

Our global Aerospace & Transportation segment has market leadership positions in technologically advanced aluminum and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 33% of our revenues and 32% of Adjusted EBITDA for the nine months ended September 30, 2014, respectively.

Packaging & Automotive Rolled Products Segment

In our Packaging & Automotive Rolled Products segment, we produce and develop customized aluminum sheet and coil solutions. Approximately 56% of segment volume for the nine months ended September 30, 2014 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. The remaining 44% of segment volume for that period was in automotive and customized solutions, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products segment accounted for 43% of revenues and 43% of Adjusted EBITDA for the nine months ended September 30, 2014, respectively.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 24% of revenues and 25% of Adjusted EBITDA for the nine months ended September 30, 2014, respectively.

Discontinued and Disposed Operations

In the year ended December 31, 2013, we sold two of our soft alloy plants in France, Ham and Saint Florentin, which did not meet the criteria of discontinued operations in accordance with IFRS and therefore have not been classified or disclosed as such. We have excluded the revenue or shipments from these plants in some of our analysis, when indicated, to allow comparison of period-on-period production.

In the year ended December 31, 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o., previously accounted for under the equity method, was sold, generating a €3 million gain on disposal.

At September 30, 2014, we had a firm commitment to sell two companies from the A&T operating segment and the related assets were classified as assets held for sale in the statement of financial position. One of these two companies located in Tarascon-sur-Ariège was sold on October 27, 2014.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

The Aluminum Industry

We participate in select segments of the aluminum semi-fabricated products industry, including rolled and extruded products. Aluminum is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminum is also unique in the respect that it can be recycled repeatedly without any material effect in performance or quality. The recycling of aluminum delivers energy and capital investment savings relative to the cost of producing both primary aluminum and many other competing materials. Due to these qualities, the penetration of aluminum into a wide variety of applications continues to increase. We believe that long-term growth in aluminum consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, continued urbanization in emerging markets and increasing global focus on sustainability and environmental issues. Aluminum is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminum as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of metric tons invoiced and processed. Increased production volumes will result in lower per unit costs, while higher invoiced volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to minimize the impact of aluminum price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminum that we buy and sell, with the following methods:

In cases where we are able to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

However, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

For a small portion of our volumes, the aluminum is owned by our customers and we bear no aluminum price risk.

We do not apply hedge accounting and therefore any mark-to-market movements are recognized in the “other gains/(losses)—net.” Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminum prices and, while we have limited our exposure to unfavorable price changes, we have also limited our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminum prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminum included in our revenues and the price of aluminum impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminum. As we price our product using the prevailing price of primary aluminum but purchase large amounts of scrap aluminum to produce our products, we benefit when primary aluminum price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminum price increases, our results will be negatively impacted. The difference between the price of primary aluminum and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

Price of aluminum going into our inventory also features additional upcharges, notably the regional premium, which represents the incremental price over the base LME component associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the United States). This component has its own drivers of variability, based on the supply and demand for metal in a particular region and associated transportation costs. Inadequate regulation in a growing intermediation market combined with strong demand has created long queues to get metal out, thus inflating the regional premium component worldwide.

Seasonality

Customer demand in the aluminum industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and

December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain industries of our customers. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly affected by the economic conditions which impact our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We also have an “asset-light” policy and seek to purchase transportation and logistics services from third parties, to the extent possible, in order to manage our fixed costs base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (aerospace, packaging and automotive).

We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes in an environment of high oil prices. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight years of manufacturing at current delivery rates.

Can packaging is a seasonal market peaking in the summer as a result of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing penetration of aluminum in can body stock at the expense of steel, and (iv) Eastern Europe consumption increase linked to purchasing power growth.

Although the automotive industry as a whole is a cyclical industry, its demand for aluminum has been increasing in recent years. According to a study done by the research firm Frost & Sullivan, the global market in Automotive applications for aluminum is expected to more than double by 2017 from $13 billion in 2010 to $28 billion in 2017. This is due to the lightweighting requirement for new car models, which is driving a positive substitution of heavier metals in favor of aluminum.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminum prices are determined by worldwide forces of supply and demand, and, as a result, aluminum prices are volatile. The average LME transaction price per ton of primary aluminum was €1,355 for the nine months ended September 30, 2014. LME prices have declined throughout 2013 and the beginning of 2014 with the average quarterly LME per ton in the first quarter of 2014 decreasing to €1,247 per ton and started improving in the second and third quarter of 2014 reaching €1,500 per ton.

The average quarterly LME per metric ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2013	2014
First Quarter	1,516	1,247
Second Quarter	1,405	1,312
Third Quarter	1,345	1,500
Fourth Quarter	1,300	—
Average for the year or 9 month period 2014	1,390	1,355

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Management Adjusted EBITDA and Adjusted EBITDA.

Currency

We are a global company with operations as of December 31, 2013 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. Our consolidated revenue and results of operations are affected by fluctuations in the exchange rates of the currencies of the countries in which we operate. We have implemented a strategy from mid-2011 onwards to hedge all highly probable or committed foreign currency cash flows. As we have a multiple-year sale agreement for the sale of fabricated metal products in U.S. dollars, the Company has entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 21% of our cost of sales, selling and administrative expenses and research and development expenses for the nine months ended September 30, 2014. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on holiday and increased volume of activity.

Results of Operations

Results of Operations for the nine months ended September 30, 2013 and 2014

	For the nine months ended September 30,
	2013		2014
	(€ in millions and as a % of revenues)
Continuing operations		%		%
Revenue	2,689	100%	2,730	100%
Cost of sales	(2,320)	86%	(2,355)	86%

Gross profit	369	14%	375	14%

Selling and administrative expenses	(155)	6%	(150)	5%
Research and development expenses	(27)	1%	(27)	1%
Restructuring costs	(6)	0%	(7)	0%
Other losses—net	(10)	0%	(31)	1%

Income from operations	171	6%	160	6%
Other expenses	(24)	1%	(1)	0%
Finance costs, net	(44)	2%	(46)	2%
Share of profits of joint ventures	3	0%	—	—

Income before income taxes	106	4%	113	4%
Income tax	(43)	2%	(43)	2%

Net income from continuing operations	63	2%	70	3%
Net loss from discontinued operations	4	0%	—	—
Net income	67	2%	70	3%

Shipment volumes (in kt)	791		814
Revenue per ton (€ per ton)	3,399		3,354
Gross profit margin	14%		14%

Revenue

Revenue from continuing operations increased by 2%, or €41 million, to €2,730 million for the nine months ended September 30, 2014, from €2,689 million for the nine months ended September 30, 2013. This increase can be attributed to a 3% increase in shipments, despite the disposal of two soft alloy plants in France in May 2013. Revenues per ton decreased by 1%, or €46 per ton, to €3,354 per ton, in the nine months ended September 30, 2014, from €3,399 per ton for the nine months ended September 30, 2013.

Declining LME prices in the nine months ended September 30, 2014 decreased our revenues by approximately €24 million after excluding the revenue generated by our two soft alloy plants sold in May 2013. In the nine months ended September 30, 2014, the average spot rate for LME per ton was €1,355 per ton in comparison to €1,422 per ton for the corresponding period of 2013.

After adjusting for constant LME prices, exchange rates and the divestiture of the two soft alloy plants in France, estimated revenues on a comparable basis were 4% ahead of the prior year or €118 million in the nine months ended September 30, 2014.

Our volumes increased by 3%, or 23 kt, to 814 kt for the nine months ended September 30, 2014, as compared to shipments of 791 kt for the nine months ended September 30, 2013. The increase reflects mainly higher shipments in AS&I and P&ARP, especially related to our Automotive applications.

Revenue in our A&T segment decreased by 2%, from €904 million for the nine months ended September 30, 2013 to €888 million for the nine months ended September 30, 2014 despite stable volumes shipped of 183kt in both periods. Operational challenges, increased sales of lower margin product mix and competitive pressure resulted in segment revenue per ton decreasing by €87 or 2%, from €4,940 per ton in the nine months ended September 30, 2013 to €4,852 per ton in the nine months ended September 30, 2014. Excluding LME metal prices and currency exchange rates, segment revenue decreased by 1% over the period.

AS&I volumes increased by 8%, to 157kt in the nine months ended September 30, 2014 from 146kt in the nine months ended September 30, 2013. On a comparable basis (i.e. excluding the shipments from our disposed soft alloy plants), our AS&I volume increased by 11% over the period. Segment revenue increased by 6% from €612 million for the nine months ended September 30, 2013 to €650 million for the nine months ended September 30, 2014. On a comparable basis and excluding LME metal prices and currency exchange rates, segment revenue increased by 10% over the period.

Our P&ARP segment volumes increased by 3%, or 14kt and our revenue increased by 1% or €8 million, from €1,159 million for the nine months ended September 30, 2013 to €1,167 million for the nine months ended September 30, 2014, leading to an increase in segment revenue per ton to €2,498 per ton in the nine months ended September 30, 2014 from €2,441 per ton in the nine months ended September 30, 2013. Excluding LME metal prices and currency exchange rates, P&ARP segment revenue growth stands at 4%, primarily due to higher volumes of Canstock and Automotive applications.

Our segment revenues are discussed in more detail in the “—Key Performance Indicators” section.

Cost of Sales and Gross Profit

Cost of sales increased by 2%, or €35 million, to €2,355 million for the nine months ended September 30, 2014, from €2,320 million for the nine months ended September 30, 2013, in line with the increase in revenues and shipments.

In the context of lower average LME prices year-on-year, raw materials and consumables expenses were stable at €1,445 million and €1,450 million in the nine months ended September 30, 2014 and 2013, respectively, despite the 3% increase in shipments and a €13 million adverse impact related to the increase in aluminum regional premiums which were not passed through to customers. The regional premium is associated with the physical delivery of metal to a particular region and rates have significantly increased in 2014 because of the increasing illiquidity of the market and the regulatory situation.

These inflationary effects were partially offset by the positive impact of metal price lag, representing the time lag effect due to LME price movements and the timing of transfers from inventory to cost of sales when accounting for inventory under the weighted average cost method. This metal lag effect positively impacted our gross profit by €16 million in the nine months ended September 30, 2014 compared to a negative impact of €21 million in the nine months ended September 30, 2013.

Depreciation and impairment increased by €13 million, to €29 million for the nine months ended September 30, 2014, from €16 million for the nine months ended September 30, 2013, reflecting the level of our investments.

As a result of the combination of the multiple factors described above, on a per ton basis, cost of sales decreased by 1% to €2,893 per ton in the nine months ended September 30, 2014, from €2,933 per ton in the nine months ended September 30, 2013. As a result, gross profit increased by €6 million or 2%, at €375 million for the nine months ended September 30, 2014, from €369 million for the nine months ended September 30, 2013. Our gross profit margin remained stable at 14% of revenues in the nine months ended September 30, 2014 and 2013.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 3%, or €5 million, to €150 million for the nine months ended September 30, 2014, from €155 million for the nine months ended September 30, 2013.

Consulting and audit fees decreased by 14%, or €5 million, to €31 million for the nine months ended September 30, 2014, from €36 million for the nine months ended September 30, 2013 when we incurred additional external consulting expenses related primarily to the preparation for and operation as a publicly traded company.

Other selling & administrative expenses remained stable at €119 million in both the nine months ended September 30, 2014 and 2013.

Research and Development Expenses

Research and development expenses amounted to €27 million in both periods ended September 30, 2014 and 2013 reflecting our continued investment effort across all of our segments with €15 million and €9 million expensed in A&T and P&ARP, respectively for the nine months ended September 30, 2014.

Restructuring Costs

Restructuring expenses increased by 17%, or €1 million, to €7 million for the nine months ended September 30, 2014, from €6 million for the nine months ended September 30, 2013. Restructuring initiatives in 2014 which primarily related to certain support functions at corporate level. Restructuring initiatives in 2013 were mainly related to previous initiatives which have been completed or are in their final phase.

Other (losses)/gains—Net

	Nine months ended September 30,
	2013	2014
(€ in millions)
Realized losses on derivatives	(23)	(7)
Unrealized (losses) / gains on derivatives at fair value through profit and loss—net	2	(29)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	—	1
Ravenswood pension plan amendment	11	9
Losses on disposal and assets classified as held for sale	(4)	(4)
Other—net	4	(1)

Total other losses—net	(10)	(31)

Other losses—net were €31 million for the nine months ended September 30, 2014, compared to a loss of €10 million for the nine months ended September 30, 2013.

Unrealized gains and losses on derivatives held at fair value through profit and loss changed by €31 million to a loss of €29 million in the nine months ended September 30, 2014, from a gain of €2 million for the nine months ended September 30, 2013. Unrealized gains and losses on foreign exchange derivatives were a €32 million loss in the nine months ended September 30, 2014 compared to a €13 million gain in the nine months ended September 30, 2013 and reflected the strengthening of the U.S. dollar versus the euro over the period. Unrealized gains and losses on metal derivatives were a €3 million gain in the nine months ended September 30, 2014 compared to a €11 million loss in the nine months ended September 30, 2013 and reflected higher LME market rates as of September 30, 2014.

Realized losses on derivatives decreased by €16 million to a €7 million loss in the nine months ended September 30, 2014 from €23 million loss for the nine months ended September 30, 2013 due to a €4 million loss on foreign exchange derivatives due to the strengthening of the U.S. dollar versus the Euro and a €3 million loss from LME derivatives due to higher LME metal prices during the last quarter.

In the nine months ended September 30, 2014, we recognized a €9 million gain and in the nine months ended September 30, 2013, a €11 million gain associated with amendments to our Ravenswood pension plans. During the first quarter of 2014, we implemented a plan amendment that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan and resulted in the immediate recognition of negative past service cost of €9 million.

As of September 30, 2014, the committed disposal plan to sell two companies from our A&T operating segment was still in progress and one of these two companies located in Tarascon-sur-Ariège was sold on October 27, 2014. We have recognized a loss on disposal and assets held for sale in the nine months ended September 30, 2014 of €4 million primarily in conjunction with these assets. In the nine months ended September 30, 2013, we recognized a loss on disposal and assets held for sale of €4 million related primarily to the sale of our plants in Ham and Saint Florentin, France in our AS&I segment and the disposal of other European assets.

Other gains in the nine months ended September 30, 2013 of €4 million reflect primarily reversals of environmental provisions.

Other Expenses

Other expenses were €1 million in the nine months ended September 30, 2014 as compared to €24 million expenses in the nine months ended September 30, 2013. In the nine months ended September 30, 2013 these other expenses related to fees incurred in connection with our IPO in May 2013 and our subsequent secondary offerings.

Finance Cost-Net

Finance costs—net increased by 5%, or €2 million, to €46 million in the nine months ended September 30, 2014, from €44 million for the nine months ended September 30, 2013.

Finance costs increased by €5 million, or 8%, to €67 million for the nine months ended September 30, 2014, from €62 million for the nine months ended September 30, 2013.

Interest expense on borrowings increased by €6 million, or 38%, to €22 million for the nine months ended September 30, 2014, from €16 million for the nine months ended September 30, 2013, mainly attributable to the Senior Notes we issued in May 2014. We recognized €13 million of interest expense associated with the Notes and €7 million associated with the New Term Loan, which was repaid with the proceeds from the May 2014 Senior Notes, in the nine months ended September 30, 2014. Our New Term Loan had replaced the Original Term Loan we entered into in May 2012 and in the nine months ended September 30, 2013, we recognized €3 million of interest expense associated with the Original Term Loan and €12 million associated with the New Term Loan. Following our refinancing we recognized €6 million of and €9 million of unamortized exit and arrangement fees, respectively, on the termination of the New Term Loan in the nine months ended September 30, 2014 and €8 million and €13 million of unamortized exit and arrangement fees, respectively, on the termination of the Original Term Loan in the nine months ended September 30, 2013.

Our realized and unrealized gains and losses on derivatives at fair value were a gain of €19 million in the nine months ended September 30, 2014 and a loss of €8 million in the nine months ended September 30, 2013, reflecting the change in fair value of our cross currency interest rate swaps. This was offset was by our realized and realized exchange gains and losses on financing activities representing a loss of €19 million for the nine months ended September 30, 2014 and a gain of €7 million for the nine months ended September 30, 2013.

Over the period, the expenses associated with the amortization of our factoring arrangements were stable at €7 million for each of the nine months ended September 30, 2013 and 2014.

Income Tax

Our income tax charge was stable at €43 million in both nine months ended September 30, 2014 and 2013. The effective tax rate for the nine months ended September 30, 2014 was 38% compared to 41% for the nine months ended September 30, 2013 and reflects our best estimate of the weighted average annual income tax rate expected to be 37% for the full year 2014. The tax rate applied as of September 30, 2014 of 38% is impacted by non-recurring items, including changes in deferred tax asset recognition which had an unfavorable impact of 6%, partially offset by a 4% favorable country mix effect.

Net Income for the Year from Continuing Operations

Net income from continuing operations was €70 million for the nine months ended September 30, 2014, compared to €67 million for the nine months ended September 30, 2013, representing an increase of €3 million or 4%. Gross profit margin remained stable and net income was impacted by the €11 million increase of realized and unrealized losses on derivatives at fair value, which was more than offset by the decrease in our other expenses, related to the €24 million of IPO related expenses in the nine months ended September 30, 2013.

Discontinued Operations

Net income from discontinued operations of €4 million in the nine months ended September 30, 2013 represented the impact of the final agreement reached with the buyer of our AIN business, the operations of which ceased in 2012.

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the nine months ended September 30,
(€ in millions and as a % of revenue)	2013		2014
A&T	904	34%	888	33%
P&ARP	1,159	43%	1,167	43%
AS&I	612	23%	650	24%
Holdings and Corporate	14	1%	25	1%

Total revenues from continuing operations	2,689	100%	2,730	100%

A&T.    Revenues in our A&T segment decreased by 2%, or €16 million, to €888 million for the nine months ended September 30, 2014 compared to €904 million for the nine months ended September 30, 2013. Our volumes were stable at 183kt in both periods but our revenues were negatively affected by lower LME prices, an unfavorable product mix with a shift towards sales of lower margin products and operational challenges which reduced overall shipments. Revenue per ton decreased by 2% or €87 per ton, from €4,940 per ton for the nine months ended September 30, 2013 to €4,852 per ton for the nine months ended September 30, 2014.

P&ARP.    Revenues in our P&ARP segment increased by 1%, or €8 million, to €1,167 million for the nine months ended September 30, 2014 from €1,159 million for the nine months ended September 30, 2013. Volumes increased by 3% or 14 kt, largely driven by our body-in-white shipments from our Neuf-Brisach facility. Revenue per ton decreased by 2%, or €56 per ton to €2,441 per ton for the nine months ended September 30, 2014, from €2,498 per ton from the prior year as the increased shipments in body-in-white did not fully offset the decline in LME prices. At constant LME prices and foreign exchange rates, revenues for this segment would have increased by 4% when compared to the same period in the prior year.

AS&I.    Revenues in our AS&I segment increased by 6%, or €38 million, to €650 million for the nine months ended September 30, 2014, from €612 million in the year ended September 30, 2013. Our segment volumes increased by 7% to 157 kt for the nine months ended September 30, 2014 from 146 kt for the nine months ended September 30, 2013. If volumes are adjusted to reflect the disposal of our two soft alloy plants in France, shipment volumes increased by 11% on a comparable basis. Revenue increased by 10% on a comparable basis and excluding LME metal prices and currency exchange rates compared to the same period in 2013. Our automotive structures shipments increased by 28% for the year ended September 30, 2014 from the equivalent period in 2013 due to the ramp up of projects, mainly associated with our crash-management systems shipments. Our industries applications increased by 9% on a comparable basis over the same period, mainly driven by an increase in forging stock. Our revenue per ton decreased by 1%, or €52 per ton, to €4,140 per ton in the nine months ended September 30, 2014, from €4,192 per ton in the nine months ended September 30, 2013 as the improved mix was partially offset by pricing effects.

Holdings and Corporate.    Revenues in Holdings and Corporate segment increased by €11 million to €25 million for the nine months ended September 30, 2014 from €14 million in the nine months ended September 30, 2013, primarily reflecting metal sales to our former soft alloy plants which we disposed of in the second quarter of 2013.

Key Performance Indicators

Effective January 1, 2014, we have changed our measure of profitability for our segments under IFRS 8 “Operating Segments” from Management Adjusted EBITDA to Adjusted EBITDA. We are not required to and have not restated the financial statements for the years ended December 31, 2011, 2012 and 2013 in relation to this change in segment profitability measure.

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Prior to January 1, 2014, management analyzed both Adjusted EBITDA and Management Adjusted EBIDTA. Management Adjusted EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Management Adjusted EBITDA and Adjusted EBITDA is our profit or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it excludes items which do not impact our day-to-day operations and which management in many cases does not directly control or influence. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit for the period from continuing operations before other expenses, results from joint venture, net financial expenses, income taxes and depreciation, amortization and impairment as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs and unrealized gains or losses on derivatives and on foreign exchange differences, further adjusted to exclude certain unusual items and reflect certain other adjustments which are permitted in calculating covenant compliance under the indentures for the Notes and the Unsecured Revolving Credit Facility.

Adjusted EBITDA has limitations as an analytical tool. It is not a recognized term under IFRS and therefore does not purport to be an alternative to operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations.

Adjusted EBITDA

The following table shows Constellium’s Adjusted EBITDA for the nine months ended September 30, 2013 and 2014:

	For the nine months ended September 30,
(millions of € and as a % of segment revenue)	2013		2014
A&T	91	3%	73	3%
P&ARP	85	3%	96	4%
AS&I	46	2%	56	2%
Holdings and Corporate	(1)	0%	(1)	0%

Total Adjusted EBITDA	221	8%	224	8%

A&T.    Adjusted EBITDA in our A&T segment decreased by 20%, or €18 million, for the nine months ended September 30, 2014 to €73 million, compared to €91 million for the nine months ended September 30, 2013. Adjusted EBITDA per ton in our A&T segment decreased by €98 per ton or 20% to €399 per ton for the nine months ended September 30, 2014 from €497 per ton for the nine months ended September 30, 2013. This decrease reflected mainly an overall weaker mix of Aerospace plates combined with lower margins in the transportation applications. In addition, extended maintenance operations led to an adverse productivity impact and the increase in regional premiums had an adverse €5 million impact.

P&ARP.    Adjusted EBITDA in our P&ARP segment increased by 13%, or €11 million, to €96 million for the nine months ended September 30, 2014, from €85 million for the nine months ended September 30, 2013. The increase in shipments and richer mix, mainly due to our body-in-white, contributed €11 million and were partially offset by the adverse effect of the increase in regional premium amounting to €3 million.

AS&I.    Adjusted EBITDA in our AS&I segment increased by 22%, or €10 million, for the nine months ended September 30, 2014 to €56 million, compared to €46 million for the nine months ended September 30, 2013. Adjusted EBITDA per ton in our AS&I segment increased to €357 per ton for the nine months ended September 30, 2014 from €315 per ton for the nine months ended September 30, 2013. The increase in shipments had a positive impact of €19 million, partially offset by the increase in regional premiums which had a €5 million adverse impact and higher production costs, mainly related to repair and maintenance.

Holdings and Corporate.    Our Holdings and Corporate segment generated Adjusted EBITDA losses of €1 million for both the nine months ended September 30, 2014 and 2013. These losses are derived from management, procurement and treasury fees invoiced to the operating segments.

The following table reconciles our profit or loss for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the nine months ended September 30,
	2013	2014
(€ in millions)
Profit for the period from continuing operations	63	70
Finance costs—net	44	46
Income tax	43	43
Share of profit from joint ventures	(3)	—
Depreciation and amortization	19	32
Restructuring costs(a)	6	7
Unrealized losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	(2)	28
Ravenswood benefit plan amendment(b)	(11)	(9)
Losses on disposals and assets classified as held for sale(c)	4	4
Other expenses(d)	24	1
Metal price lag(e)	21	(16)
Start-up costs and development costs(f)	2	8
Apollo management fee(g)	2	—
Other(h)	9	10
Adjusted EBITDA	221	224

(a)	Restructuring costs represent one-time termination benefits or severance, plus contract termination costs, primarily related to equipment and facility lease obligations.
(b)	Represents a €11 million gain and a €9 million gain due to several amendments of our Ravenswood benefit plans in the nine months ended September 30, 2013 and the nine months ended September 30, 2014, respectively.

(c)	Represents primarily losses on disposal of our plants in Ham and Saint Florentin, France and other European assets in the nine months ended September 30, 2013 and primarily relates to assets held for sale in our A&T segment, including our plant in Tarascon-sur-Ariége, France, which was sold on October 27, 2014, in the nine months ended September 30, 2014.
(d)	Represents costs incurred in connection with our IPO, amounting to €24 million of which €16 million is a fee paid to Apollo to terminate the management agreement upon consummation of the IPO.
(e)	Represents the financial impact of the timing difference between when aluminum prices included within our revenues are established and when aluminum purchase prices included in our cost of sales are established. We account for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in aluminum prices. This lag will, generally, increase our earnings in times of rising primary aluminum prices and decrease our earnings in times of declining primary aluminum prices. The calculation of our metal price lag is based on an internal standardized methodology calculated at each of our manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of our cost of goods sold, by the quantity sold in the period.
(f)	In the nine month period ended September 30, 2014 represents start-up costs relating to new sites and business development initiatives of which €4 million related to the expansion of our site in Van Buren, U.S., and €3 million related our growth projects in Body in White both in Europe and the U.S.
(g)	Represents the annual Apollo management fee, which was equal to the greater of $2 million per annum or 1% of our Adjusted EBITDA measure before such fees, as defined in the Pre-IPO Shareholders Agreement, plus related expenses.
(h)	Other adjustments are as follows: (i) in the nine month period ended September 30, 2013, incremental costs relating to our transition from a private to a public company for €6 million (including costs incurred in connection with the amendment of our management equity program following our IPO), scoping costs on the sale of existing sites for €2 million and other adjustments for €1 million and ii) in the nine month period ended September 30, 2014, share-based payment expense and costs associated with our management equity program for €4 million, fees related to the Wise Acquisition for €2 million and other adjustments for €3 million.

Quarterly Financial Information

The table below presents the summary financial and operating data for our quarters in the fiscal year ended December 31, 2013 and the nine months ended September 30, 2014:

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
(€ in millions unless otherwise stated)	(unaudited)
Statement of income data (continuing operations):
Revenue	911	916	862	806	883	920	927
Cost of sales	(784)	(788)	(748)	(704)	(766)	(790)	(799)
Gross profit	127	128	114	102	117	130	128
Income from operations	29	73	69	38	56	70	34
Income before income taxes	4	40	62	29	46	43	24
Net income/(loss) for the quarter from continuing operations	(2)	24	41	33	30	28	12

Other operational and financial data:
Net trade working capital	401	373	320	222	285	295	299
Change in net trade working capital	(112)	28	53	98	(63)	(10)	(4)
Capital expenditure	23	32	37	52	33	37	57
Volumes (in kt)	260	274	257	234	269	279	266
Revenue per ton (€ per ton)	3,504	3,343	3,354	3,444	3,283	3,297	3,485
Management Adjusted EBITDA	67	70	50	42	n/a	n/a	n/a
Management Adjusted EBITDA per ton (€ per ton)	258	255	195	179	n/a	n/a	n/a
Adjusted EBITDA	73	85	64	58	71	81	72
Adjusted EBITDA per ton (€ per ton)*	280	309	247	253	263	291	269

*	Adjusted EBITDA per ton is calculated on unrounded underlying figures.

The table below reconciles net income or loss for the quarter for management adjusted EBITDA and adjusted EBITDA:

	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
(€ in millions unless otherwise stated)	(unaudited)
Continuing operations*
Net income/(loss) for the quarter from continuing operations	(2)	24	41	33	30	28	12
Finance costs–net	25	9	10	6	9	27	10
Income tax	6	16	21	(4)	16	15	12
Share of loss from joint ventures	—	—	(3)	—	—	—	—
Depreciation and amortization	4	5	10	13	9	11	12
Restructuring costs	2	—	4	2	3	2	2
Unrealized/(gains) losses on derivatives at fair value and exchange gains from the remeasurement of monetary assets and liabilities	32	(1)	(33)	(12)	3	(9)	34
Pension settlement and amendments	—	(11)	—	—	(8)	(1)	—
Losses/(gains) on disposals and assets classified as held for sale	—	4	—	1	—	6	(2)
Other expenses	—	24	—	3	1	—	—

Management Adjusted EBITDA	67	70	50	42	N/A	N/A	N/A
Metal price lag	2	10	9	8	2	(2)	(16)
Apollo management fee	1	1	—	—	—	—	—
Start-up and development costs	—	—	2	5	3	2	3
Other	2	4	3	4	3	2	5

Adjusted EBITDA	72	85	64	59	71	81	72

*	See footnote (4) to the “Constellium—Summary Consolidated Historical Financial Data.” Effective January 1, 2014, we have changed our measure of profitability for our segments under IFRS 8 — Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA. We are not required to and have not restated the financials statements for the years ended December 31, 2011, 2012 and 2013 in relation to this change in segment profitability measure.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we manage our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of annual revenue was 8% in the nine months ended September 30, 2014. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our revolving credit facilities and factoring arrangements will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations, and to comply with the financial covenants in the Unsecured Revolving Credit Facility, depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under “Risk Factors.”

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against euros. In addition, when we are unable to align the price and quantity of physical aluminum purchases with that of physical aluminum sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the euro or the LME price for aluminum falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminum prices.

At September 30, 2014, the margin requirement related to foreign exchange hedges amounted to zero (as of December 31, 2013, the margin requirement related to foreign exchange hedges amounted to €11 million). As of September 30, 2014, the margin requirement related to aluminum hedges was zero (as of December 31, 2013, margin posted on aluminum hedges was also zero). The highest margin posted in 2014 related to foreign exchange derivatives was €11 million on January 31, 2014. The highest margin posted in 2013 related to foreign exchange derivatives was $20 million on January 3, 2013. Since March 30, 2014, we have not posted any margin of foreign exchange derivatives.

At September 30, 2014, we had €746 million of total liquidity, comprised of €426 million in cash and cash equivalents, €120 million of undrawn credit facilities under our U.S. Revolving Credit Facility, €34 million available under our Asset Based Lending facility, and €166 million available under our factoring arrangements. As of September, 2014, we had drawn €30 million under the U.S. Revolving Credit Facility, had about $1 million letters of credit outstanding, and €8 million of finance liabilities under our GE sale-leaseback transaction and we had €618 million of Senior Notes outstanding.

Cash Flows

The following table summarizes our operating, investing and financing activities for the nine months ended September 30, 2013 and 2014:

	For the nine months ended September 30,
(€ in millions)	2013	2014
Net cash provided by / (used) in:
Operating activities	79	122
Investing activities	(81)	(131)
Financing activities	64	201

Net increase in cash and cash equivalents	62	192

Net cash from operating activities

Net cash from operating activities increased by €43 million, from an inflow of €79 million in the nine months ended September 30, 2013, to an inflow of €122 million for the nine months ended September 30, 2014. This reflected the €6 million increase in cash generated from net income from continuing operations of €68 million in the nine months ended September 30, 2014 compared to €62 million in the year ended September 30, 2013. The unrealized gains on derivatives and from remeasurement of monetary assets and liabilities were a gain of €28 million for the nine months ended September 30, 2014 compared to a loss of €2 million for the nine months ended September 30, 2013 and €24 million of IPO-related costs were recorded in the nine months ended September 30, 2013. Net working capital days decreased by 4 days from 33 days for the nine months ended September 30, 2013, to 29 days for the nine months ended September 30, 2014, driven by increased trade payable balances.

Net cash from investing activities

Cash flows used in investing activities increased by €50 million to €131 million for the nine months ended September 30, 2014, from €81 million for the nine months ended September 30, 2013. Cash flows used in investing activities for the nine months ended September 30, 2014 mainly related to €127 million of capital expenditures, of which €55 million and €38 million were spent in our A&T and P&ARP segments, respectively, compared to €92 million in the nine months ended September 30, 2013. Our significant new projects included €11 million spent in equipment at Neuf-Brisach for Body-in-White capacity increase and €9 million in our future Airware casthouse at Issoire. In addition, we spent a further €13 million for the new press in AS&I to serve the future growth in the North American market. Cash flows used in investing activities in the nine months ended September 30, 2013 included €4 million of proceeds received from the disposal of Ham and Saint Florentin.

Net cash from financing activities

Net cash from financing activities increased to €201 million for the nine months ended September 30, 2014 compared to €64 million for the nine months ended September 30, 2013. Net cash provided by financing activities in the nine months ended September 30, 2014 reflected the issuance of the Senior Notes of €587 million in May 2014 and the outflow associated with the repayment of the Term Loan amounting to €331 million. The inflow in the nine months ended September 30, 2013 reflected the €162 million of proceeds received from the issuance of ordinary shares in our IPO and the €351 million proceeds from the Term Loan offset by €147 million of dividends paid and €103 million of share premium distributed to our shareholders as well as repayments of the Original Term Loan amounting to €156 million.

Financing Arrangements

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the nine months ended September 30,
(€ in millions)	2013	2014
A&T	31	55
AS&I	37	31
P&ARP	20	38
Intersegment and Other	4	3

Total from continuing operations	92	127

Capital expenditure in the Company predominantly relates to development, maintenance and health & safety expenditures.

Main projects undertaken during the period included the Singen press line which started operations in May 2013 and the new casthouse in Decin which became fully operational in June 2014. Our significant projects in progress include the Body-in-White capacity extension in P&ARP, the new press in AS&I and the Airware casthouse in A&T.

Capital expenditures increased by €35 million, or 38%, to €127 million in the nine months ended September 30, 2014 from €92 million in the nine months ended September 30, 2013, as a result of the continuation of existing projects and a number of new projects, across all our segments.

As of September 30, 2014, we had €200 million of construction in progress which relates to our continued modernization and rebuilding projects at our Neuf Brisach, Issoire, Ravenswood, Novi, and Singen sites.

Our principal capital expenditures are expected to total from €415 million to €475 million, for the years ended December 31, 2014 and 2015 in the aggregate, excluding the impact of the Wise Acquisition. We currently expect all of our capital expenditures to be financed internally.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our unaudited interim condensed consolidated financial statements contained elsewhere.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the consolidated financial statements which are incorporated by reference. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our unaudited interim condensed consolidated financial statements included elsewhere.

WISE: MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with the “Selected Historical Financial and Operating Data” section and the Wise consolidated financial statements as of December 31, 2013 and for the two years ended December 31, 2013 and notes thereto, which have been prepared in accordance with U.S. GAAP and presented in U.S. Dollars, and the unaudited interim condensed consolidated Wise financial statements as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 and related condensed notes thereto, which have been prepared in accordance with U.S. GAAP and presented in U.S. Dollars, included elsewhere. Where applicable, references to “Wise” will refer to Wise results including the Recycling Business and “Wise Acquired Group” will refer to Wise results excluding the Recycling Business. The statements in this discussion regarding industry outlook, Wise’s expectations regarding its future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Important Information and Cautionary Statement Regarding Forward-Looking Statements” section. Wise’s results may differ materially from those contained in or implied by any forward-looking statements. The financial information included within “Wise: Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been prepared in accordance with U.S. GAAP and is presented in U.S. Dollars.

Where applicable, references to “Wise” will refer to Wise results including the Recycling Business, and “Wise Acquired Group” will refer to Wise results excluding the Recycling Business. Constellium will not acquire the Recycling Business in the Wise Acquisition.

Overview

Wise Background

Wise is one of the largest producers of beverage can sheet in North America. Beverage can sheet represented 94% and 95% of Wise’s sales for the nine months ended September 30, 2013 and 2014, respectively. Beverage can sheet is aluminum sheet specifically designed and engineered for the production of aluminum beverage cans. Wise owns one of only five beverage can sheet facilities in North America. Purchasers of beverage can sheet are either can makers or brewers and carbonated soft drink bottlers, who purchase beverage can sheet directly from manufacturers such as Wise and have it shipped to can makers for the production of the aluminum cans. Wise believes that brewers and carbonated soft drink bottlers purchase the majority of beverage can sheet in North America. These brewers and bottlers, including Wise’s major customers led by a consortium headed by Anheuser-Busch and Coca-Cola, also purchase beverage can sheet directly from Wise and direct Wise to ship the beverage can sheet directly to can makers. Wise also ships beverage can sheet directly to Rexam, one of the largest can makers in the world. The can makers then ship the completed cans directly to the bottlers.

Wise’s rolled aluminum products business, which consists of beverage can sheet and trailer roof coil manufacturing, is operated predominantly through Wise Alloys, Wise’s primary operating subsidiary, with additional support provided by Listerhill Total Maintenance Center LLC (“TMC”) and Alabama Electric Motor Services LLC (“AEM”). TMC provides maintenance, repairs and fabrication services to manufacturing and industrial plants worldwide ranging from small on-site repairs to complete turn-key maintenance. Wise believes that AEM has a strong regional reputation in repairing and rewinding electric motors and also sells retail motors and assembles electrical control panels. During the nine months ended September 30, 2014, Wise Alloys represented approximately 80% of TMC’s work and 40% of AEM’s work.

Holding Company Reorganization and Issuance of Wise Senior PIK Toggle Notes

In April 2014, Wise completed a reorganization (the “Reorganization”) in which Wise Metals Holdings LLC (“Wise Holdings”), Wise and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise merged with and into Wise Metals Group LLC (“Wise Group”), with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. Wise Holdings is the sole member and manager of Wise and Wise is the sole member and manager of Wise Group.

On April 16, 2014, following the Reorganization, Wise and Holdings FinCo, as co-issuers, issued $150 million of 9.75%/10.5% Wise Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”). The Wise Senior PIK Toggle Notes are senior unsecured obligations of Wise and Holdings FinCo and are not guaranteed by Wise or any of its subsidiaries.

The proceeds of the Wise Senior PIK Toggle Notes offering were used as follows: (i) on April 16, 2014, Wise contributed $23 million to Wise Group, which it used to pay down $23 million of outstanding indebtedness under the Wise ABL Facility; (ii) on May 8, 2014 Wise distributed $110 million of proceeds from the Wise Senior PIK Toggle Notes offering to Wise Holdings; and (iii) the remaining proceeds were used to pay fees related to the offering, satisfy the first two interest payments or for general corporate purposes.

Wise Recycling Transaction

On July 1, 2014, Wise distributed its ownership interest in Wise Recycling to Wise Holdings. This $18 million distribution, of which $2 million was cash, was recorded as a book value equity transaction by Wise as of July 1, 2014, at which time Wise Recycling was deconsolidated from Wise and its ongoing financial results were no longer included with the results of Wise. The financial results of Wise Recycling prior to the July 1, 2014 distribution are included in the consolidated financial results of Wise included elsewhere. Wise Recycling is not considered a discontinued operation for financial reporting purposes as Wise maintains a continuing involvement through the on-going supply contract to purchase used beverage containers (“UBCs”) from Wise Recycling I.

Key Factors Affecting Wise’s Performance

The Wise Acquired Group results of operations and financial performance are influenced by a variety of factors, primarily: (i) general economic and industry conditions affecting demand and consumer demand and preferences and (ii) the ability to manage fixed costs and utilize production capacity.

General economic and industry conditions affecting demand

Beverages packaged in aluminum cans are consumer staples and annually consist of approximately one-third alcoholic beverages and two-thirds non-alcoholic beverages. Aluminum can sheet demand is influenced by end-market retail strategies and consumer sentiment. U.S. soda consumption fell in 2013 by 3.0%, the ninth straight year of soda consumption decline, according to Beverage-Digest data. The decline in soda consumption is driven by public efforts to reduce soda consumption, tying consumption of the beverage to obesity and other health risks. However, the decline in soda consumption is counterbalanced by stability in alcoholic beverage consumption and a rise in the consumption of energy drinks, such as Monster® and Red Bull®. The beverage can sheet industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. However, the recyclability of aluminum remains superior to that of other sources of non-aluminum packaging, and increasing consumer focus on resource conservation reduces the impact of competition Wise faces from certain alternative packaging sources.

There also is rising demand in the rolled aluminum products industry for automotive sheet as automakers move toward replacing steel with aluminum in vehicle production in an effort to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, light vehicles sold in the United States will have to increase fuel efficiency by approximately 50% by 2025. One way to achieve these standards is by reducing the weight of vehicles through the substitution of aluminum for steel. JAS Consulting estimates that approximately 700 million pounds, or 16%, of current aluminum can sheet capacity in North America will be converted to automotive sheet applications by 2019. As Wise’s beverage can sheet competitors, such as Novelis and Alcoa, make significant investments into converting other rolled aluminum product production into automotive finishing lines, Wise believes there will be a decrease in beverage can sheet capacity throughout the industry. Wise believes that this reduction in beverage can sheet capacity will result in more favorable contract terms with its customers and new potential customers. Wise intends to maximize utilization of its hot mill to meet demand for rolled aluminum products and achieve the best margins possible, which may occur through increased production of beverage can sheet or automotive sheet.

Management of fixed costs and utilization of production capacity

The price at which Wise’s customers purchase beverage can sheet is comprised of two component parts: (i) the aluminum price and (ii) the conversion price. The price Wise’s customers pay Wise for aluminum is based on the average Midwest Transaction Price (“MWTP”) for aluminum on a pound for pound basis and Wise typically passes through the cost of aluminum directly to its customers. The average quarterly MWTP per pound is presented in the following table:

($ / lb)	2013	2014
First Quarter	1.021	0.966
Second Quarter	0.948	1.003
Third Quarter	0.918	1.107
Fourth Quarter	0.906	—
Average for the year or 9-month period 2014	0.948	1.025

In circumstances where, due to the timing of procurement arrangements or specifications of customer orders, there is a difference between the price Wise pays for aluminum and the MWTP it charges its customers, Wise typically enters into hedges to mitigate any risk resulting from these price differences. As of December 31, 2013 and September 30, 2014, Wise had 14 million pounds and 19 million pounds out of 126 million pounds and 158 million pounds, respectively, of inventory subject to these types of hedging arrangements. The conversion price is a fee that Wise charges per pound of beverage can sheet for converting primary or scrap aluminum into beverage can sheet and varies based on the product it is processing, for example body stock, end stock or tab stock, and the specifications of customer orders. While the aluminum price paid by a customer varies depending on the MWTP for aluminum at a given time during the term of the contract, the conversion price is fixed, subject to adjustments to maintain the pass through of certain costs, throughout the term of the contract.

Wise also passes through the changes in costs of raw materials necessary for the production of its rolled aluminum products to its customers, including changes in natural gas, electricity, aluminum coating and magnesium. Additionally, Wise’s customers pay the cost of all freight under its contracts. Because most of Wise’s variable costs are passed through to its customers, its margins are directly affected by management of fixed costs and production capacity.

Wise seeks to manage its fixed costs in order to maintain and increase margins. These include costs associated with running and maintaining its mills, including maintenance, labor, natural gas and a significant portion of its electricity. To the extent Wise is able to reduce fixed costs, it would expect the margins that it generates to increase. Wise regularly evaluates opportunities to reduce its fixed costs with respect to its manufacturing processes, operations and administrative costs and has implemented a number of cost-cutting initiatives in the past three years. For example, until April 2010, Wise outsourced a significant portion of its maintenance employees. Wise subsequently brought these employees in-house and then changed the status of its maintenance staff from hourly to salaried, both of which created a cost savings. In addition, in 2012 Wise brought online its reclamation facility, Element 13, which allowed it to stop outsourcing the processing of UBCs and complete this process in-house at a significant cost reduction. During the fourth quarter of 2013, Wise successfully implemented the SAP ERP system that will allow it to continue to increase volume throughput while enhancing production efficiency and lowering its cost of production.

Wise’s fixed costs remain largely the same regardless of the volumes it produces. As a result, implementing strategies to maximize production capacity allows Wise to generate more rolled aluminum product output without a commensurate increase in fixed costs. Accordingly, Wise seeks to maximize its capacity in two ways. First, Wise undertakes upgrade and expansion projects, such as its ongoing $60 million cold mill renovation discussed below that allow it to increase its rolled aluminum product output on an absolute basis. Wise’s recent and ongoing upgrade and expansion projects are generally expected to improve efficiency and increase capacity starting in 2015. Second, Wise looks for opportunities to improve its processes through operating and manufacturing efficiencies and thereby increase production capacity. Such efforts not only enhance Wise’s ability to realize its facility’s full production capacity but also allow it to reduce fixed costs.

Traditionally, Wise’s cold-rolling infrastructure has been the constraining factor in its rolled aluminum production capacity. Wise is currently renovating an existing two-stand cold mill at its Alabama facility into a three-stand cold mill. In connection therewith, testing of trial coils began in fourth quarter 2014 with production coils expected to be processed in early 2015. This renovation will provide Wise with additional cold-rolling capacity to align more closely with the capacity of its hot-rolling operations, enabling it to maximize its rolled aluminum product output. Wise currently has an estimated 450 kt of annual aluminum sheet capacity based on its current product mix and specifications, which is estimated to increase to 530 kt of aluminum sheet capacity upon the completion of the modernizing and upgrading cold mill project starting in 2015. In addition, Wise’s hot mill, which currently runs approximately 5.5 days per week, is expected to be operational nearly seven days per week upon the completion of the modernizing and upgrading cold mill project. Wise believes this additional cold mill capacity will allow it to maximize utilization of its hot mill to meet demand for beverage can sheet and automotive sheet.

Components of Operating Results

Net sales.    Wise recognizes revenue when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts and allowances, including customer-specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Arrangements with certain of Wise’s customers provide for performance bonuses based on delivery and quality measurements. These amounts are recognized in revenue over the performance period when it is probable the performance standards will be met.

Cost of sales.    Labor, raw materials, plant maintenance costs, including depreciation expense and shipping and handling costs, represent the primary components of Wise’s cost of sales. Natural gas, electricity, aluminum coating and magnesium also are necessary for the production of Wise’s rolled aluminum products. Wise’s purchase contracts for aluminum are based on the market price for UBCs or primary aluminum, as applicable. Although Wise ultimately passes the cost of these raw materials on to its customers, an increase or decrease in any of these components between the prices Wise pays for these materials under its purchase contracts and the prices it charges its customers that is not effectively hedged increases Wise’s cost of sales and likewise affects net sales in a corresponding amount.

Selling, general and administrative expenses.    Selling, general and administrative expenses consist primarily of employment costs including non-cash equity-based compensation, legal and consulting fees and various administrative expenses.

Interest expense, net.    Interest expense, net includes interest associated with interest-bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount and interest charges applicable to supplier product financing arrangements.

Loss/(gain) on derivative instruments, net.    Wise uses various derivative instruments to manage the risks arising from fluctuations in aluminum and energy prices. Accounting regulations require Wise to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value and are presented within current assets and current liabilities on Wise’s consolidated balance sheets. Wise’s derivatives are not designated as cash flow hedges and, pursuant to accounting guidance, are adjusted to fair value through the statement of operations for each accounting period.

Income taxes.    Wise is treated as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended (the “Code”). Each of Wise’s subsidiaries (other than FinCo, which is treated as a Subchapter C corporation for U.S. federal income tax purposes) is treated as an entity that is disregarded as separate from its owner for U.S. federal income tax purposes. Therefore, the results of Wise’s operations are included in the taxable income of the individual members. As a result, no provision for federal income taxes has been included in the consolidated financial statements.

Accretion of redeemable preferred member interest.    Wise’s Preferred Equity Interests bear interest at a rate of 10% per annum, compounded semi-annually. The accretion of redeemable preferred member interest in a given period decreases the net income or increases the net loss attributable to holders of common member interests. The Preferred Equity Interests were redeemed in December 2013.

Operating Results

Nine months ended September 30, 2014 compared to the nine months ended September 30, 2013

Net sales.    Wise consolidated net sales increased less than 1% from $1,053 million for the nine months ended September 30, 2013 to $1,056 million for the nine months ended

September 30, 2014. Total volumes decreased 8% from 866 million pounds for the nine months ended September 30, 2013 to 797 million pounds for the nine months ended September 30, 2014.

Wise Acquired Group net sales increased 4% from $958 million for the nine months ended September 30, 2013 to $998 million for the nine months ended September 30, 2014, while pounds shipped increased 1% from 657 million pounds for the nine months ended September 30, 2013 to 665 million pounds for the nine months ended September 30, 2014. The increase in Wise net sales reflects the volume increases and increasing aluminum prices between periods, which are passed through to Wise’s customers partially offset by a shift in product mix from higher revenue generating end stock to body stock. End stock volume decreased from 148 million pounds for the nine months ended September 30, 2013 to 127 million pounds for the nine months ended September 30, 2014 whereas body stock production increased from 467 million pounds in 2013 to 501 million pounds in 2014.

Cost of sales.    Wise consolidated cost of sales increased 2% from $983 million for the nine months ended September 30, 2013 to $1,002 million for the nine months ended September 30, 2014.

Wise Acquired Group cost of sales increased 7% from $884 million for the nine months ended September 30, 2013 to $942 million for the nine months ended September 30, 2014, primarily as a result of changing aluminum prices between periods, lower material coating and production costs related to certain unfavorable contracts which expired in late 2013, and overall lower employment and maintenance costs, partially offset by increased LIFO inventory adjustments period over period of $33 million.

Gross profit.    Wise consolidated gross profit decreased 24% from $71 million for the nine months ended September 30, 2013 to $54 million for the nine months ended September 30, 2014. Absent the LIFO inventory adjustment in both periods, Wise gross profit increased 26%.

Wise Acquired Group gross profit decreased 24% from $74 million for the nine months ended September 30, 2013 to $56 million for the nine months ended September 30, 2014. After giving effect to the LIFO Wise inventory adjustment in both periods, gross profit increased 23%, from $65 million in 2013 to $80 million in 2014. In the first nine months of 2013 approximately 45 million pounds of end stock and body stock were sold to customers pursuant to contracts which included unfavorable pricing terms. These contracts expired December 31, 2013 and are being replaced by arrangements with comparatively favorable pricing terms. Partially offsetting these favorable items was a change in product mix whereby higher margin end stock production decreased from 23% of total production in the nine months ended September 30, 2013 to 19% in the nine months ended September 30, 2014. Wise Acquired Group gross margin decreased 200 basis points from 8% for the nine months ended September 30, 2013 to 6% for the nine months ended September 30, 2014. After giving effect to the LIFO inventory adjustment for each period, Wise Acquired Group gross margin would have increased 100 basis points from 7% for the first nine months of 2013 to 8% for the first nine months of 2014.

Selling, general and administrative expenses.    Wise consolidated SG&A increased 31% from $16 million for the nine months ended September 30, 2013 to $21 million for the nine months ended September 30, 2014.

Wise Acquired Group SG&A increased 50% from $12 million for the nine months ended September 30, 2013 to $18 million for the nine months ended September 30, 2014 primarily as a result of increased total compensation expense, including $1 million of non-cash equity-based compensation, a $1 million one-time restructuring charge related to reduction-in-force and associated matters, and $1 million of expenses directly related to the Constellium N.V. transaction. Travel and professional service fees also increased in 2014.

Interest expense, net.    Wise consolidated interest expense, net, including amortization of deferred financing costs, increased 28% from $43 million for the nine months ended September 30, 2013 to $55 million for the nine months ended September 30, 2014.

Wise Acquired Group interest expense, net, including amortization of deferred financing costs, increased 28% from $43 million for the nine months ended September 30, 2013 to $55 million for the nine months ended September 30, 2014, primarily due to increased borrowings associated with the issuance of $650 million of Wise Senior Secured Notes, issuance of $150 million of Senior PIK Toggle Notes and entry into the Wise ABL Facility in December 2013. Excluding capitalized interest in 2014, there was none in 2013, interest expense increased 34%. Amortization of deferred financing costs included in interest expense, net, increased 50% from $2.0 million for the nine months ended September 30, 2013 to $3 million for the nine months ended September 30, 2014.

Accretion of redeemable preferred member interest.    Wise consolidated accretion of redeemable preferred membership interest was $11 million for the nine months ended September 30, 2013. The preferred equity interests were redeemed in December 2013 and as a result there was no accretion of preferred member interest in 2014.

Loss (gain) on derivative instruments, net.    Wise consolidated gain on derivative instruments decreased from $3 million for the nine months ended September 30, 2013 to a loss of $1 million for the nine months ended September 30, 2014, primarily reflecting the rising metal markets in 2014.

Year ended December 31, 2013 compared to year ended December 31, 2012

Net sales.    Wise consolidated net sales were $1,349 million in 2012 and $1,348 million in 2013. Total volumes increased 4% from 1,090 million pounds in 2012 to 1,130 million pounds in 2013.

Wise Acquired Group net sales increased 1% from $1,214 million in 2012 to $1,224 million in 2013, while pounds shipped increased 6% from 803 million pounds in 2012 to 852 million pounds in 2013. The increase in net sales was due to larger contractual volumes, partially offset in part by lower aluminum costs, which are passed through to Wise’s customers. The increase in pounds shipped resulted from higher volume commitments under Wise’s supply contracts in 2013.

Cost of sales.    Wise consolidated cost of sales decreased 1% from $1,272 million in 2012 to $1,262 million in 2013.

Wise Acquired Group cost of sales decreased 1% from $1,137 million in 2012 to $1,131 million in 2013, primarily as a result of lower aluminum prices, partially offset by increased contractual volumes.

Gross profit.    Wise consolidated gross profit increased 12% from $77 million for the year ended December 31, 2012 to $86 million for the year ended December 31, 2013.

Wise Acquired Group gross profit increased 21% from $77 million for the year ended December 31, 2012 to $93 million for the year ended December 31, 2013 primarily as a result of larger contractual volumes and improved operating efficiencies. Wise Acquired gross margin increased 200 basis points from 6% for the year ended December 31, 2012 to 8% for the year ended December 31, 2013. After giving effect to the LIFO adjustment for each period, gross profit would have increased 19% from $70 million for the year ended December 31, 2012 to $83 million for the year ended December 31, 2013. After giving effect to the LIFO adjustment for each period, Wise Acquired Group gross margin would have increased 100 basis points from 6% for the year ended December 31, 2012 to 7% for the year ended December 31, 2013.

Selling, general and administrative expenses.    Wise consolidated selling, general and administrative expenses (“SG&A”) increased 39% from $18 million in 2012 to $25 million in 2013.

Wise Acquired Group SG&A increased 33% from $15 million in 2012 to $20 million in 2013 primarily as a result of increased legal and professional fees resulting from the outsourcing of the treasury function, services provided in connection with the Refinancing, other consulting services and a $1 million write-down of a related party investment.

Interest expense, net.    Wise consolidated interest expense, net, including amortization of deferred financing costs, increased 5% from $55 million in 2012 to $58 million in, 2013.

Wise Acquired Group interest expense, net, including amortization of deferred financing costs, increased 7% from $54 million in 2012 to $58 million in 2013, primarily due to increased borrowings to fund the renovation of the two-stand cold mill. Amortization of deferred financing costs included in interest expense, net, increased from $2 million in 2012 to $3 million in 2013.

Loss on extinguishment of debt.    In 2013, a $9 million loss was recognized in conjunction with the Refinancing. The loss was attributable to the Wise Acquired Group.

Accretion of redeemable preferred member interest.    Wise and Wise Acquired Group accretion of redeemable preferred membership interest was $14 million for both the years ended December 31, 2012 and 2013. The Preferred Equity Interests were redeemed in December 2013.

Loss (gain) on derivative instruments, net.    Wise consolidated and Wise Acquired Group gain on derivative instruments increased from a loss in 2012 of less than $1 million to a $4 million gain in 2013.

Liquidity and Capital Resources

Wise’s principal sources of cash to fund operations are net cash provided by operating activities and the Wise ABL Facility. Wise anticipates that its primary liquidity needs will be for debt service, working capital and capital expenditures. Wise’s capital expenditures fall into two categories: (i) maintenance expenditures, which are comprised of items that maintain or sustain existing production levels, such as spare parts, works rolls and furnace and melter rebuilds, and (ii) growth expenditures, which are incremental to the output of Wise’s facilities and primarily consist of expansion and equipment upgrade projects. During the nine months ended September 30, 2014, Wise Acquired Group’s capital expenditures totaled $52 million, of which $15 million was maintenance expenditures and $37 million was growth expenditures. Wise believes that net cash provided by operating activities, the Wise ABL Facility and funds available under the Rexam advance agreement to finance its cold mill renovation project will be sufficient to enable Wise to meet its liquidity requirements in the foreseeable future.

Although Wise believes it has sufficient liquidity under the Wise ABL Facility to run its business, under challenging or volatile market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, Wise may not be able to successfully obtain additional financing on favorable terms, or at all. In the ordinary course of business, Wise requires significant liquidity to fund its working capital needs, as approximately 45 days typically elapse between the time Wise pays its suppliers for raw materials and the time it recovers such costs through payments by its customers. If the cost of aluminum or other raw materials increases or demand for Wise’s products increases significantly, Wise will need additional liquidity to buy and hold such materials until the related costs are passed through to its customers. However, under the terms of the Wise ABL Facility, borrowing capacity increases with the value of inventory, providing additional borrowing capacity in times of increased aluminum prices. In addition, certain of Wise’s customers manage their cash balances so that their payment cycles are longer at the end of the year, resulting in a significant increase in accounts receivable in the fourth quarter. Under the terms of the Wise ABL Facility, borrowing capacity increases when accounts receivables increase.

At September 30, 2014, Wise had $144 million of outstanding cash borrowings and $3 million of outstanding letters of credit against the Wise ABL Facility. The Wise ABL Facility provides for borrowing capacity of $320 million, subject to borrowing base limitations, matures on September 14, 2018, and bears interest rates ranging either from 0.75% to 1.25% over the prime interest rate or 1.75% to 2.25% over the LIBOR rate based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The rate on the Wise ABL Facility based upon the prime interest rate was 4.25% and 2.20% based on LIBOR at September 30, 2014. Wise also incurs an unused line fee of 0.375% of the average available but unused borrowing capacity under the Wise ABL Facility.

Wise’s ability to borrow the full available amount of the Wise ABL Facility is limited by the available borrowing base as determined based on a borrowing base formula which relates to the collateral value of trade receivables and inventory on a basis approximating the lower of current cost (on a FIFO basis) or fair market value. This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Availability at September 30, 2014 was $61 million, in addition cash on hand for the Wise Acquired Group was $25 million as of September 30, 2014.

As of September 30, 2014, Wise was in compliance with the covenants under the Wise ABL Facility. The Wise ABL Facility includes a fixed charge coverage ratio which is set at 1.0 to 1.0 measured on a twelve month trailing basis. Evaluation of the fixed charge coverage ratio is only required if Wise’s excess availability falls below the greater of 10% of the aggregate borrowing base or $32 million. Wise’s excess availability as calculated at September 30, 2014 was greater than $32 million.

In November 2014, the Wise ABL Facility was amended to temporarily increase the maximum credit line from $320 million to $400 million for the period from November 15, 2014 to February 15, 2015. This was required to meet customer’s year end payment cycle requirements and accommodate the increase in working capital related to market increases in the price of aluminum. These costs are ultimately passed through to Wise’s customers, but Wise must fund the initial investment between purchase of raw materials and sale of finished product. In addition the restrictive covenants were modified during this temporary expansion of the credit limit to lower the fixed charge coverage ratio from 1.0 to 1.0 to a ratio of 0.8 to 1.0 in the event availability falls below the 10% threshold or $40 million.

If Wise does not comply with the covenants and restrictions contained in the Wise ABL Facility, the indentures governing the Wise Senior Secured Notes and other agreements governing Wise’s indebtedness, Wise could be in default under those agreements, and the debt under those instruments, together with accrued interest, could then be declared immediately due and payable. The indentures governing the Wise Senior Secured Notes and the credit agreement governing the Wise ABL Facility contain various covenants limiting the discretion of Wise’s management in operating its business and could prevent Wise from capitalizing on business opportunities and taking some corporate actions.

On December 11, 2013, Wise Group and Wise Alloys Finance Corporation (“Alloys FinCo”), as co-issuers, issued $650 million of 8.75% Wise Senior Secured Notes. The Wise Senior Secured Notes were issued at par and bear interest at 8.75% payable semiannually in arrears on June 15 and December 15 of each year. The Wise Senior Secured Notes mature on December 15, 2018. The Wise Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, TMC and AEM.

On April 16, 2014, $150 million of Wise Senior PIK Toggle Notes at 99% of face amount, or a discount of $2 million, were issued by Wise and Holdings FinCo (a direct wholly-owned subsidiary of Wise), as co-issuers. See “—Overview—Holding Company PIK Toggle Notes.” The Wise Senior PIK Toggle Notes mature on June 15, 2019. The Senior PIK Toggle Notes are senior unsecured obligations of Wise and Holdings FinCo and are not guaranteed by Wise Group or any of its subsidiaries. Interest is payable semi-annually on June 15 and December 15 of each year. The first and last interest payments on the Wise Senior PIK Toggle Notes are required to be paid in cash at the cash interest rate of 9.75%. For each other interest period, Wise is required to pay interest in cash, unless certain conditions are satisfied, in which case Wise may elect to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%. Although Wise Holdings and Holdings FinCo are the sole obligors under the Wise Senior PIK Toggle Notes and Wise Group does not guarantee the obligations under the Wise Senior PIK Toggle Notes, Wise Group expects to fund all cash interest payments related to the Wise Senior PIK Toggle Notes through cash dividends to Wise.

Nine months ended September 30, 2014 compared to nine months ended September 30, 2013

Operating Activities.    For the nine months ended September 30, 2014 consolidated net cash provided by operating activities was $156 million as compared to $145 million for the nine months ended September 30, 2013. Cash provided by operating activities is subject to fluctuations in working capital requirements, especially for accounts receivable, inventories and accounts payable. The increases in consolidated cash provided by operating activities resulted from the following: the difference in the changes in consolidated accounts payable and accrued expenses constituting a source of cash of $62 million reflecting increased inventory purchases in 2014, effective payables management and the timing of semi-annual interest payments which are paid in June and December each year; the difference in the changes in consolidated accounts receivable constituting a source of cash of $10 million; partially offset by the difference in the changes in consolidated inventory constituting a use of cash of $58 million and a decrease in net income of $37 million partially offset by offset by LIFO non-cash inventory adjustments of $33 million.

Wise Acquired Group net cash provided by operating activities increased from $153 million for the nine months ended September 30, 2013 to $158 million for the nine months ended September 30, 2014. The increase in Wise Acquired Group net cash provided by operating activities resulted from the following: the difference in the changes in accounts payable and accrued expenses constituting a source of cash of $60 million reflecting increased inventory purchases in 2014, effective payables management and the timing of semi-annual interest payments which are paid in June and December each year; the difference in the changes in accounts receivable constituting a source of cash of $9 million, partially offset by the difference in the changes in inventory constituting a use of cash of $58 million and a decrease in net income of $39 million, partially offset by LIFO non-cash inventory adjustments of $33 million.

Investing Activities.    Wise consolidated net cash used in investing activities was $34 million for the nine months ended September 30, 2013 compared with $52 million for the nine months ended September 30, 2014.

Wise Acquired Group net cash used in investing activities increased from $33 million for the nine months ended September 30, 2013 to $52 million for the nine months ended September 30, 2014, including $27 million of expenditures related to the ongoing project to modernize and upgrade an idle two-stand cold mill into a three-stand cold mill.

Financing Activities.    Wise consolidated net cash used in financing activities was $111 million for the nine months ended September 30, 2013 compared with $100 million for the nine months ended September 30, 2014.

Wise Acquired Group net cash used in financing activities was $119 million for the nine months ended September 30, 2013 compared with $99 million for the nine months ended September 30, 2014. The decrease in net cash used in financing activities was due to higher repayments on the Wise ABL Facility, driven by the increase in cash from operations described above, offset by the net proceeds from the issuance of the Wise Senior PIK Toggle Notes of $148 million, net of a $111 million distribution to Wise Holdings from the Wise Senior PIK Toggle Notes proceeds.

Year ended December 31, 2013 compared to year ended December 31, 2012

Operating Activities.    For the year ended December 31, 2013 Wise consolidated net cash provided by operating activities was $4 million as compared to consolidated net cash provided by operating activities of $32 million for the year ended December 31, 2012. Cash provided by operating activities is subject to fluctuations in working capital requirements especially for accounts receivable, inventories and accounts payable. The decreases in consolidated cash provided by operating activities resulted from the following: a decrease in net income of $5 million; the difference in the changes in consolidated accounts receivable constituting a use of cash of $43 million; the difference in the changes in consolidated accounts payable and accrued expenses constituting a use of cash of $49 million; partially offset by the difference in the changes in consolidated inventory constituting a source of cash of $56 million; the difference in the changes in broker deposits constituting a source of cash of $5 million and the non-cash loss on debt extinguishment of $9 million included in net loss.

Wise Acquired Group net cash provided by operating activities decreased from $37 million for the year ended December 31, 2012 to $12 million for the year ended December 31, 2013. The decrease in Wise Acquisition net cash provided by operating activities resulted from the following: the difference in the changes in accounts receivable constituting a use of cash of $42 million; the difference in the changes in accounts payable and accrued expenses constituting a use of cash of $47 million; partially offset by the difference in the changes in inventory constituting a source of cash of $49 million; the difference in the changes in broker deposits constituting a source of cash of $5 million; the increase to net income of $3 million; and the non-cash loss on debt extinguishment of $9 million included in net income.

Investing Activities.    Wise consolidated net cash used in investing activities was $29 million for the year ended December 31, 2012 compared with $49 million for the year ended December 31, 2013.

Wise Acquired Group net cash used in investing activities increased from $28 million for the year ended December 31, 2012 to $48 million for the year ended December 31, 2013, primarily driven by expenditures related to the ongoing project to modernize and upgrade an idle two-stand cold mill into a three-stand cold mill.

Financing Activities.     Wise consolidated net cash provided by financing activities was $64 million for the year ended December 31, 2013 compared with net cash used in financing activities of $3 million for the year ended December 31, 2012.

Wise Acquired Group net cash provided by financing activities was $54 million for the year ended December 31, 2013 compared with net cash used in financing activities of $9 million for the year ended December 31, 2012. The increase in cash provided by financing activities was due to the net borrowings related to the issuance of the Wise Senior Secured Notes and entry into the Wise ABL Facility in December 2013, which were primarily used to fund capital expenditures and increase cash reserves.

Critical Accounting Policies and Estimates

Wise’s significant accounting policies are described in note 2 to the Wise consolidated financial statements for the year ended December 31, 2013 included elsewhere. The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make significant judgments and estimates. Some accounting policies have significant impact on amounts reported in Wise’s consolidated financial statements. Wise’s financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. Wise believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Certain supply arrangements provide for performance bonuses based on delivery and quality measurements and these amounts are recognized in revenue over the performance period when it is probable the performance standards will be met.

Pension / Other Post-Employment Benefits

In April 1999, Wise established a defined benefit pension plan (“pension”) that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior services. In addition, defined contribution plans for both union and nonunion employees were established.

In 2003 and 2007, Wise established negotiated defined contributions for its union employees to multiemployer union pension plans. This was done in exchange for freezing service time and pension factors in the aforementioned defined benefit plan and eliminating post-retirement benefits for affected employees.

Wise also established post-retirement benefit plans (“OPEB”) for all hourly and salaried employees effective April 1, 1999. The union employees who became eligible to retire under the defined benefit plan, and are not a part of the unions that have elected the multiemployer option, will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years of service with Wise Alloys including its predecessor will be eligible for medical benefits until age 65.

Wise’s funding policy for these plans is to contribute negotiated amounts to the multiemployer plans and amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act for the defined benefit plans but not to exceed the maximum deductible amount allowed by the Code.

Inventory Valuation and Reserves

Manufacturing inventories at Wise Alloys are valued at the lower of cost or market using the LIFO method. Supplies inventory is valued on an average cost basis. Inventories at Wise Recycling are valued at the lower of cost or market based on the first-in-first-out (“FIFO”) method. Certain items in inventory may be considered impaired, obsolete or excess, and as such, Wise may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, Wise determines the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, Wise may be required to record additional reserves.

Long Lived Assets

Wise evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicated that an asset should be evaluated for possible impairment, Wise reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value. The fair value is based on discounted estimated cash flows from the future use of the assets.

Derivative Accounting

Wise has entered into long-term agreements to supply beverage can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, Wise uses commodity futures and option contracts. In addition, Wise from time to time holds natural gas futures.

Accounting regulations require companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivatives that do not qualify and are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the statement of operations. Wise has elected not to designate any of its derivative instruments as hedges under the guidance.

Allowance for Doubtful Accounts

Wise’s ability to collect outstanding receivables from its customers is critical to its operating performance and cash flows. Typically, Wise’s customer agreements require monthly payments, mitigating the risk of non-collection. Wise records an allowance for uncollectible accounts based on its ongoing monitoring of its customers’ credit and on the aging of the receivables combined with evaluation of historical collection experience. If the financial condition of Wise’s three largest customers were to deteriorate, resulting in an impairment of their ability to make payments, the recorded allowance for doubtful accounts would not be sufficient.

Equity-Based Compensation

Wise accounts for its equity-based awards in accordance with the provisions of ASC 718-10. In accordance with ASC 718-10, Wise’s economic interest units are classified as equity and Wise recognizes compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests are classified as liabilities and compensation expense is recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period.

Quantitative and Qualitative Disclosures About Market Risk

Wise typically passes through the cost of aluminum directly to customers. In circumstances where, due to the timing of procurement arrangements or specifications of customer orders, there is a difference between the price Wise pays for aluminum and the MWTP it charges customers, Wise typically enters into hedges to mitigate any risk resulting from these price differences. At September 30, 2014, Wise had forward purchase and option contracts with respect to 19 million pounds of aluminum outstanding. In addition, at the direction of its customers, from time to time, Wise enters into forward purchase contracts for natural gas to fix the future price of its natural gas requirements that are passed through to these customers. At September 30, 2014, Wise had no hedging contracts outstanding for natural gas.

Wise is exposed to losses in the event of non-performance by the counterparties to the derivative contracts discussed above. Although non-performance by counterparties is possible, Wise does not currently anticipate any nonperformance by any of these parties. Counterparties are evaluated for creditworthiness and risk assessment prior to the initiation of contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.

Wise is exposed to changes in interest rates on its outstanding indebtedness under the Wise ABL Facility. A hypothetical 100 basis point increase (or decrease) in interest rates from September 30, 2014 levels would impact Wise’s interest expense by approximately $1 million. Wise does not currently intend to enter into floating-to-fixed interest rate swaps to hedge floating interest rate exposure under the Wise ABL Facility.

Contractual Obligations and Other Commitments

The following table summarizes Wise’s material contractual obligations as of September 30, 2014 ($ in millions):

	Payments Due By Period
	Total	Less than 1 Year(1)	1-3 Years	3-5 Years	More than 5 Years
Wise Senior Secured notes	650	—	—	650	—
Wise Senior PIK Toggle notes	150	—	—	150	—
Other indebtedness and capital lease obligations	12	1	9	1	1
Interest on Wise Senior Secured notes	254	29	114	111	—
Interest on Wise Senior PIK Toggle notes	73	7	44	22	—
Interest on other indebtedness and capital lease obligations	1	—	1	—	—
Operating leases	3	1	2	—	—
Total contractual obligations(2)	1,143	38	170	934	1

(1)	Payments due three months ended December 31, 2014.
(2)	Excludes minimum payment obligations under Wise’s defined benefit pension and OPEB plans. These benefits are frozen and such payments were $1 million in each of the two latest plan years. See note 9 to Wise’s December 31, 2013 consolidated financial statements included elsewhere.

BUSINESS

Wise

Overview

On October 3, 2014, Constellium entered into the Unit Purchase Agreement to acquire all of the issued and outstanding membership interests of Wise. Wise is a major producer of aluminum beverage can sheet in North America, serving some of the largest brewers and soft drink bottlers in North America and shipping to the largest North American can manufacturers. Its business strategy seeks to capitalize on its technologically-advanced, low-cost and efficient 4.7 million square foot facility in Muscle Shoals, Alabama, which is one of only five beverage can sheet facilities in North America. Wise currently has an estimated 530 kt of annual aluminum sheet capacity based on its current product mix and specifications.

During the nine months ended September 30, 2014 and the year ended December 31, 2013, Wise shipped 302 kt and 386 kt of beverage can sheet and trailer roof coil to its customers and generated net sales of $998 million and $1,224 million, respectively. On a pro forma basis taking into account the Wise Acquisition, Constellium’s revenues and shipments for the year ended December 31, 2013 and the nine months ended September 30, 2014 would have been €4,418 million and €3,467 million, respectively, and 1,411 kt and 1,116 kt, respectively.

Wise’s aluminum products business includes both beverage can sheet and trailer roof coil manufacturing. Beverage can sheet represented 94.7%, 93.2% and 94.2% of Wise’s sales for the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, respectively, and trailer roof coil represented 5%, 4% and 5% of Wise’s revenues for those same periods.

Beverage can sheet is aluminum sheet specifically designed and engineered for the production of aluminum beverage cans. Wise owns one of only five beverage can sheet facilities in North America. Wise produces different sheet products for each of the three components of an aluminum beverage can: the body, the end, and the tab, which represent 80%, 17% and 3%, respectively, of an average 12-ounce beverage can’s weight. 74%, 24%, and 2% of Wise’s beverage can sheet shipments consisted of body stock, end stock, and tab stock, respectively, for the year ended December 31, 2013, and 76%, 22%, and 2% of Wise’s beverage can sheet shipments consisted of body stock, end stock, and tab stock, respectively, for the year ended December 31, 2012.

Wise’s aluminum products business is operated predominantly through Wise Alloys LLC (“Wise Alloys”), with additional support provided by Listerhill Total Maintenance Center LLC (“TMC”) and Alabama Electric Motor Services, LLC (“AEM”). TMC provides maintenance, repairs and fabrication services to manufacturing and industrial plants worldwide ranging from small on-site repairs to complete turn-key maintenance. AEM has a strong regional reputation in repairing and rewinding electric motors and also sells retail motors and assembles electrical control panels. During the year ended December 31, 2013, Wise Alloys represented 90% of TMC’s work and 47% of AEM’s work.

Customers

Purchasers of beverage can sheet are either can makers or brewers and carbonated soft drink bottlers, who purchase beverage can sheet directly from manufacturers such as Wise and have it shipped to can makers for the production of the aluminum cans. Wise believes that brewers and bottlers, including the Consortium and Coca-Cola, purchase beverage can sheet directly from aluminum beverage sheet manufacturers and direct such manufacturers to ship the beverage can sheet directly to can makers. The can makers then ship the completed cans directly to the bottlers.

Wise generally enters into staggered multi-year agreements with its customers to supply beverage can sheet. The price at which Wise’s customers purchase beverage can sheet is comprised of two components: (i) the aluminum price, and (ii) the conversion price. The price Wise’s customers pay for aluminum is based on the average MWTP for aluminum on a pound for pound basis, and Wise typically passes through the cost of aluminum directly to customers. In circumstances where, due to the timing of procurement arrangements or specifications of customer orders, there is a difference between the price Wise pays for aluminum and the MWTP Wise charges its customers, Wise typically enters into hedges to mitigate any risk resulting from these price differences. As of September 30, 2014, Wise had 19 million out of 158 million pounds of inventory subject to these types of hedging arrangements. The conversion price is a fee that Wise charges per pound of beverage can sheet for converting primary or scrap aluminum into beverage can sheet and varies based on the product being processed, for example, body stock, end stock, or tab stock, and the specifications of customer orders. While the aluminum price paid by a customer varies depending on the MWTP for aluminum at a given time during the term of the contract, the conversion price is fixed, subject to adjustments to maintain the pass through of certain costs, throughout the term of the contract. Wise also passes through the changes in certain of its variable costs to its customers, including changes in natural gas, electricity, aluminum coating, and magnesium. Additionally, Wise’s customers pay the cost of all freight under its contracts.

Wise typically receives orders from its customers as to aluminum characteristics and specific plant delivery locations. Although all orders are placed pursuant to the contract, quantities and specifications will vary by plant and more specifically by production line within the plant. These orders are generally provided with a six-week lead time. The majority of all orders, specifically beverage can sheet orders, that are processed by Wise’s rolled aluminum products business are made pursuant to a specific customer order. Wise maintains approximately one month’s worth of inventory on hand to accommodate any changes in customer orders. Any inventory previously produced which is not shipped to a customer due to a modification to an order is retained and can typically be sent to another customer location at a later date.

In 2009, Wise entered into a multi-year supply agreement with Anheuser-Busch, LLC to provide beverage can sheet to the Consortium, commencing on January 1, 2010 through December 31, 2012. In 2012, Wise entered into a new multi-year supply agreement with AB for the provision of beverage can sheet to the Consortium commencing on January 1, 2012 through December 31, 2016, with an additional two-year extension at the option of AB. Wise’s supply agreement provides that Wise will provide the Consortium with a percentage of its annual beverage can sheet requirements in North America. While AB has the right to reduce the minimum requirements amount under the contract, it generally can do so only if it receives an offer from a third party to sell to AB one-third of the Consortium’s aggregate shipment amounts under the contract, and Wise does not meet the terms of the offer. In addition, Wise has granted AB a right of first refusal to purchase additional volumes under the agreement. For the years ended December 31, 2013 and 2012, Wise sold 68% and 69%, respectively, of its beverage can sheet to the Consortium.

In 2009, Wise entered into a multi-year aluminum can sheet soft toll agreement with Coca-Cola Bottlers Sales and Services (“Coca-Cola”) to provide beverage can sheet to designated can makers from January 1, 2010 through December 31, 2013. Volumes for 2010 and 2011 were fixed, while volumes for 2012 and 2013 were a percentage of Coca-Cola’s total annual requirements in the United States, subject to minimum volumes. In December 2011, this agreement was modified and extended through December 2015. The amended agreement provides that any shortfalls from fixed volumes for 2012 and 2013 are rolled forward to the following year. Volumes for 2014 are a percentage of Coca-Cola’s total annual requirements with no minimum volumes, and there is a fixed minimum volume for 2015. For the years ended December 31, 2013 and 2012, Wise sold 15% and 15%, respectively, of its beverage can sheet to Coca-Cola.

In 2012, Wise entered into a multi-year supply agreement with Rexam to provide beverage can sheet to Rexam from January 1, 2012 until December 31, 2022. Rexam also has committed $25 million pursuant to the Rexam Advance Agreement (as defined below) for Wise’s cold mill expansion project, which Wise believes will allow it to meet demand under its supply agreement with Rexam more efficiently. For the years ended December 31, 2013 and 2012, Wise sold 6% and 4%, respectively, of its beverage can sheet to Rexam.

Aluminum beverage can sheet supplied pursuant to Wise’s contracts with AB, Coca-Cola, and Rexam accounted for 89% of Wise’s beverage can sheet sold during the year ended December 31, 2013. The remaining 11% of beverage can sheet was sold to various other customers. 89% of Wise’s beverage can sheet was delivered in North America and 11% was shipped internationally during the year ended December 31, 2013.

On December 31, 2013, two of Wise’s supply agreements expired. Both of these contracts included out-of-market provisions, including below market conversion prices. Certain new contracts that have been put into place will allow Wise to replace a majority of this volume on current market terms.

In addition, Wise sells approximately 35 million pounds per year of trailer roof coil to customers including Utility Trailer Manufacturing and Wabash National Trailer Corp.

Raw Materials

Aluminum feedstock purchases comprised approximately 72% and 74% of Wise’s cost of sales for the years ended December 31, 2013 and 2012, respectively, for Wise’s rolled aluminum products operations. Wise utilizes a mix of scrap and primary aluminum for the production of rolled aluminum products. Aluminum can body stock can be manufactured with UBCs comprising up to 95% of the metal used; however, UBCs cannot be used for tab or end stock. For the years ended December 31, 2013 and 2012, Wise satisfied approximately 69% and 70%, respectively, of its raw material requirements from scrap aluminum. While Wise purchases scrap aluminum at a discount to primary aluminum, there are additional costs associated with processing scrap aluminum (as compared to primary aluminum), including cleaning, melting, and casting the scrap aluminum. In addition, the melting process for scrap aluminum results in the loss of a certain amount of aluminum. As a result of the cost of handling scrap aluminum, Wise must purchase scrap aluminum at a minimum discount to primary aluminum in order to make a profit based on the price its customers will pay for the aluminum pursuant to their contracts with Wise, which is based on the MWTP for aluminum on a pound for pound basis.

Wise has scrap purchase agreements with its key customers through which it purchases scrap aluminum generated by their can production processes. These scrap purchase arrangements provided Wise with approximately 19% and 17% of its scrap aluminum requirements for the years ended December 31, 2013 and 2012, respectively. Wise’s scrap aluminum requirements are met through a supply agreement with Anheuser Busch Recycling Corporation or by independent suppliers and brokers. Wise believes that its current supply arrangements will satisfy the large majority of its scrap aluminum needs. Wise obtains primary aluminum from brokers throughout the United States and directly from foreign and domestic producers.

Other raw materials necessary for the production of Wise’s rolled aluminum products include natural gas, aluminum coating, and magnesium. These raw materials are available from several sources, and Wise passes the cost of these raw materials on to its customers.

Operations

Wise has a multi-step rolled aluminum product manufacturing process. First, UBCs and other scrap aluminum are processed at Wise’s reclamation facility, Element 13. During the reclamation process, UBCs and scrap aluminum are broken into small pieces and heated to remove any existing coating. The resulting aluminum, along with other primary aluminum and raw material, is melted together in a furnace. The molten aluminum is transferred to the cast house were aluminum ingots are cast, six at a time, using electromagnetic technology. This technology allows the ingots to be cast without surface contact, producing ingots with smooth edges and eliminating the need to scalp the surface, which diminishes the volume of the ingot. Once the ingots have set, they are sent through a pusher furnace and heated to approximately 1,000°F, which homogenizes the aluminum and aligns the grain structure in preparation for rolling. The heated ingots then undergo the hot rolling process, where the aluminum is rolled to a 0.1 inch thickness in a single pass through a hot mill. The thickness of the aluminum is further reduced to between 0.008 and 0.01 inches in a single pass through a cold mill. Once cold rolling is complete, the finishing process depends on the type of stock being produced. Body stock is inspected to ensure customer specifications, treated with a small amount of lubricant and then sent to a packing and shipping area. End stock is sent to the coating line, where the rolled aluminum is uncoiled, leveled, cleaned, coated, cured, inspected, trimmed, waxed and re-coiled before arriving at the packing and shipping area. The finished beverage can sheet is then packaged and shipped to can makers in accordance with the directions of Wise’s customers.

In recent years, Wise has engaged in substantial capital improvements to its Alabama facility. In 2009, Wise widened its three-stand mill, which produces body stock, at a cost of approximately $35 million. In 2011, Wise expanded its aluminum reclamation facility, Element 13, to be one of the largest single site aluminum reclamation facilities in North America to meet its increasing production capacity and commercial demand at a cost of $25 million. In addition, Wise is currently renovating an existing two-stand cold mill at its Alabama facility into a three-stand cold mill. In connection therewith, testing of trial coils began in early fourth quarter 2014, with production coils expected to be processed in early 2015. This renovation will provide Wise with additional cold rolling capacity to align more closely with the capacity of its hot-rolling operations, enabling it to maximize its rolled aluminum product output.

On August 21, 2012, Wise Alloys entered into an Advance Extension Agreement (as amended, the “Rexam Advance Agreement”) with Rexam Beverage Can Company, which was further amended in connection with the issuance of the Wise Senior Secured Notes (as defined below). Pursuant to the terms of the Rexam Advance Agreement, Rexam agreed to advance in installments up to $25.0 million in the aggregate for the construction of a three-stand cold mill in part to allow Wise Alloys to meet the production requirements of the supply agreement concurrently entered into between Rexam and Wise Alloys. As of the date hereof, Rexam has made advances in the aggregate amount of $6.25 million. The amounts advanced by Rexam will be repaid over the term of Wise Alloys’ supply agreement with Rexam or through a non-cash amortization of the amount advanced over the life of the supply agreement as a prepayment for beverage can sheet purchased by Rexam. Wise Alloys’ obligations under the Rexam Advance Agreement are secured by a first-priority security interest in the Specified Mill Assets Collateral (as defined in “Description of Other Indebtedness”). Up to 50% of amounts previously advanced by Rexam to Wise pursuant to the Rexam Advance Agreement will be required to be prepaid in connection with the Wise Acquisition.

Market Overview and Competitive Environment

The aluminum beverage can sheet market is competitive. The top manufacturers of aluminum beverage cans in North America in 2013 were Ball Corporation, Crown Holdings, Inc., Metal Container Corporation, and Rexam. These manufacturers are supplied with aluminum beverage can sheet (body, end and tab stock) by four suppliers including Wise and its competitors. The main factors influencing competition in the industry are quality and price. Beverages packaged in aluminum cans are consumer staples and annually consist of approximately one-third alcoholic beverages and two-thirds non-alcoholic beverages. Aluminum beverage can sheet demand is influenced by end-market retail strategies and consumer preferences. U.S. soda consumption fell in 2013 by 3%, the ninth straight year of soda consumption decline, according to Beverage-Digest data. The decline in soda consumption is driven by public efforts to reduce soda consumption, tying consumption of the beverage to obesity and other health risks. However, the decline in soda consumption is counterbalanced by stability in alcoholic beverage consumption and a rise in energy drink consumption, such as Monster and Red Bull.

The beverage can sheet industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. There has been a rising demand in the rolled aluminum products industry for automotive aluminum sheet as automakers move toward replacing steel with aluminum in vehicle production in an effort to comply with the CAFE standards. As beverage can sheet manufacturers make significant investments into converting other rolled aluminum product production into automotive finishing lines, Wise believes there will be a decrease in beverage can sheet capacity throughout the industry.

Intellectual Property

Wise has acquired certain intellectual property rights under licenses from third parties for use in its business. In particular, Wise is a licensee under a technology license agreement with Alcoa that grants Wise a nonexclusive, perpetual, royalty-free, fully paid-up license to use the technology employed at Wise’s Alabama facility. The technology license agreement was initially entered into between Wise and Reynolds Metal Company (“Reynolds”) and its affiliates, and the license was granted at the time Wise purchased the facility from Reynolds, now Alcoa. The license covers the processes, methods, practices and techniques for systems used and products produced at the Alabama facility. It includes the rights to change and further develop the technology and worldwide non-exclusive rights to offer for sale and sell products produced at the Alabama facility.

In addition, the Alcoa technology license agreement grants Wise the right throughout North America to make products using licensed technology at the Alabama facility or using technology used at other facilities that were owned by Reynolds at the time of the Alabama facility acquisition or which were previously owned by Reynolds. Alcoa is responsible for obtaining and maintaining all patent rights relating to the licensed technology.

Wise does not have any material patents, licenses or trademarks other than those that are the subject of the Alcoa technology license agreement.

Research and Development

Wise engages in research and development programs that include aluminum sheet production process and product development and basic and applied research. Wise believes that these programs can lead to more cost-effective manufacturing systems that contribute to improvements in quality and operating efficiencies as well as new products. Wise conducts its research and development activities at its Alabama facility. Wise funds substantially all its research and development expenses through cash flow from operations.

Environmental Matters

Wise’s operations are subject to numerous and increasingly stringent federal, state and local laws and regulations governing protection of the environment, including those relating to air emissions, wastewater, and storm water discharges, the handling, disposal, and remediation of hazardous substances and wastes, and public and employee health and safety. Wise’s operations involve the management of hazardous materials and aboveground and underground storage tanks currently or formerly containing materials that are subject to requirements of the U.S. federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes in the United States. Under such statutes, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks or other sources. Wise’s operations involving air emissions and wastewater and storm water discharges are subject to the U.S. federal Clean Air Act (“CAA”) and Clean Water Act (“CWA”), respectively, and comparable state statutes in the United States.

Similar to many of its competitors, Wise has incurred and will continue to incur capital and operating expenditures and other costs in complying with such laws and regulations. Wise’s operations also involve the risk of the release of hazardous materials into the environment. In addition, Wise sends material to third party recycling, treatment and/or disposal facilities. The Comprehensive Environmental Response, Compensation, and Liability Act and comparable state statutes in the United States can impose strict, and under some circumstances joint and several, liability upon entities that send materials to third party facilities for investigation and remediation of contamination, as well as on owners and operators of sites at which contamination is identified. Wise has not received any notice of such potential liability at any such facilities.

Future environmental regulations, including those under the RCRA, CAA and CWA and comparable state statutes in the United States, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for Wise and for the aluminum industry in general. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs.

In connection with Wise’s acquisition of the Alabama facility in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the Alabama facility. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18 million to address them.

Pursuant to the Alabama facility purchase agreement, the prior owner of the Alabama facility, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify Wise against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004, subject to certain limitations. Although Alcoa disagreed with the cost estimates contained in the Phase II Report and stated that it estimated the cost to be less than $18 million, Alcoa has acknowledged its obligations under the Alabama facility purchase agreement. Alcoa has conducted substantial on-site environmental investigations and sampling and has submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, and has obtained No Further Action letters from ADEM with respect to some of the areas of concern. Alcoa has not yet completed its indemnity cleanup obligations at the Alabama facilities, although it has made substantial progress toward doing so. The $18 million estimate has not been updated to reflect cleanup actions conducted and No Further Action letters received by Alcoa since 1999.

Wise is also party to a 1999 Environmental Cooperation Agreement (“ECA”) with Alcoa. The ECA addresses, among other things, the use of a surface water ditch system by both Wise and Alcoa, the use of process water retention ponds on Alcoa’s property, and certain surface drainage easements across Wise’s property. The ECA was set to expire in December 2009, with automatic two-year renewal periods unless either party elects to terminate, in which event the ECA will terminate one year following such election. Neither party has elected to terminate the agreement; thus, the ECA has been automatically renewed three times for two years, most recently until December 2015. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations of any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Alabama facility, a breach of any warranties, representations or covenants in the agreement, or damage or loss to property and injury to or death of any persons.

On June 27, 2014, ADEM reportedly received an anonymous complaint alleging that Wise Alloys knowingly violated environmental requirements, including failure to report unidentified violations, the presence of a leaking polychlorinated biphenyl (“PCB”) transformer, unidentified air pollution equipment not being in good operating shape, acceptance of outside waste water that led to alleged exceedances, and improper control of a chrome reduction plant that allegedly may have resulted in hexavalent chromium being sent to a non-hazardous waste landfill. On July 9, 2014, ADEM conducted an inspection regarding the alleged PCB issues. As a result of that inspection, ADEM identified a number of potential issues primarily at Wise’s southern reclamation site, including alleged leakage/spills requiring cleanup, labeling/marking issues, recordkeeping, and exceedance of storage-for-disposal limits. Wise has retained a consultant that is developing a proposal for cleaning and proper disposition of such equipment and addressing some minor PCB soil contamination in close proximity to such equipment. The estimated cost of this PCB-related work (excluding any soil remediation) is approximately $51,000. The estimated cost of any PCB-related soil remediation is not expected to exceed $50,000. ADEM has verbally indicated that a PCB enforcement action is probable. The amount of any potential liability for penalties cannot be estimated at this time. Wise does not believe that any of the non-PCB-related allegations in the anonymous complaint constitute a violation of environmental law. No governmental notice of violation has been received by Wise regarding any of the allegations in the anonymous complaint.

Wise believes that it is in material compliance with environmental requirements and that environmental matters will not have a material adverse effect on its business, although resolution of any item in any particular year or quarter could be material to the results of operations or liquidity for that period. However, we cannot guarantee that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by Alcoa to perform its indemnification obligations will not have a material adverse effect on Wise’s business.

Energy is a significant input in a number of Wise’s operations. There is growing recognition that energy consumption is a contributor to greenhouse effects and climate change. A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to the potential impacts of climate change including proposed U.S. legislation that, if enacted, would limit and reduce greenhouse gas (“GHG”) emissions through a “cap and trade” system of allowances and credits, or in more recent legislative proposals, a carbon tax on fossil fuels, among other provisions, as well as federal and state regulations that require certain sources emitting GHGs above certain thresholds to address GHG emissions in air permits. These bills have not been enacted into law, and no federal cap-and-trade or carbon tax legislation is expected to be enacted in the current session of the U.S. Congress. The ultimate outcome of any possible future legislative and regulatory initiatives is uncertain. However, several states have adopted measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and state and/or regional GHG cap-and-trade programs. In the absence of federal legislation, the current U.S. administration has made the reduction of GHG emissions through executive branch actions a priority, as outlined in the President’s Climate Action Plan. The U.S. Environmental Protection

Agency (“EPA”) has promulgated several GHG regulations. First, EPA required large emitters of GHGs to collect and report data with respect to their greenhouse gas emissions. EPA also has decided to regulate GHG emissions under the CAA by requiring certain stationary sources emitting GHGs above certain thresholds to address GHG emissions in Prevention of Significant Deterioration and Title V permits. The Alabama facility has such permits.

As a result of all these developments, Wise will likely see changes in the margins of GHG-intensive assets and energy-intensive assets. These regulatory mechanisms may be either voluntary or legislated and may impact Wise’s operations directly or indirectly through customers or our supply chain. Inconsistency of regulations may also change the attractiveness of the locations of some of Wise’s assets. Assessments of the potential impact of future climate change legislation, regulation, and international treaties and accords are uncertain, given the wide scope of potential regulatory change in the United States. Wise will likely realize increased energy costs and increased capital expenditures resulting from federal and/or state regulations, and, if any federal or state legislation is ultimately enacted in the future, costs to purchase or profits from sales of, allowances or credits under a “cap and trade” system, and/or become subject to a carbon tax. Wise may also experience increased insurance premiums and deductibles as new actuarial tables are developed to reshape coverage, a change in competitive position relative to industry peers, and changes to profit or loss arising from increased or decreased demand for goods produced by Wise and, indirectly, from changes in costs of goods sold.

The potential physical impacts of climate change on Wise’s operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, shortages of water or other natural resources, changing sea levels, changing storm patterns and intensities and changing temperature levels. These effects may adversely impact the cost, production and financial performance of Wise’s operations.

Legal Proceedings

Wise is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of its management, neither individually nor in the aggregate are likely to result in a material adverse effect on Wise’s financial position, operating results and cash flows.

Wise is also party to the environmental matters described above under “—Environmental Matters.” Future environmental regulations, including those under the RCRA, CAA, CWA, and comparable state statutes, or more aggressive enforcement of existing regulations, may result in fines, penalties, or the temporary or permanent inability to operate one or more of Wise’s facilities. If that occurs, it may have a material adverse effect on Wise’s financial position, operating results and cash flows.

Wise may from time to time be a party to claims and litigation associated with employment-related matters. Wise’s management believes that the ultimate resolution of these matters will not have a material adverse impact on Wise’s financial position, operating results or cash flows.

Employees

As of September 30, 2014, Wise had approximately 1,300 employees at its facility in Alabama. Approximately 44% of these employees are engaged in hourly production, 18% in production support, 36% in maintenance and engineering, and 1% in general administration. Approximately 50% of these employees are represented by four unions. A majority of Wise’s unionized employees are covered by collective bargaining agreements that will expire in November 2017, with approximately 150 employees subject to a collective bargaining agreement that expires in December 2018.

Properties

Wise’s manufacturing operations are located in Muscle Shoals, Alabama and comprise approximately 1,500 acres, of which approximately 102 acres are leased. Wise currently has one hot mill line and four cold mills located in Muscle Shoals, Alabama for the production of rolled aluminum products. The Wise Acquisition is expected to provide Constellium with immediate access to 530 kilo metric tons (kt) of hot mill capacity.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which Constellium and certain of its subsidiaries are expected to be party following the consummation of the Transactions and the other transactions described in “Summary—Concurrent Transactions,” and the use of proceeds thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Constellium: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unsecured Revolving Credit Facility

On May 7, 2014, the Company entered into a new senior unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) in an aggregate principal amount of up to €120 million with a term of three years, pursuant to a credit agreement among the Company, as borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent. The proceeds of the Unsecured Revolving Credit Facility will be used for working capital and general corporate purposes of the Company and its subsidiaries. In addition, we may increase commitments under our Unsecured Revolving Credit Facility in an aggregate amount of up to €30 million (€5 million after giving effect to the amendment intended to be entered into in connection with the Wise Acquisition), with such additional commitments having terms identical to those of the existing commitments under the Unsecured Revolving Credit Facility.

Interest under the Unsecured Revolving Credit Facility is calculated based on the adjusted eurocurrency rate plus 2.50% per annum.

In addition to paying interest on outstanding loans under the Unsecured Revolving Credit Facility, we are required to pay (a) commitment fees equal to 1.00% per annum times the undrawn portion of the commitments under the facility and (b) utilization fees equal to (i) if the daily average drawn portion of the commitments under the facility (the “Drawn Amount”) is less than 50.0% of the aggregate commitments, 0.25% per annum times the Drawn Amount or (ii) if the Drawn Amount is greater than or equal to 50.0% of the aggregate Revolving Commitments, 0.50% per annum times the Drawn Amount.

Subject to customary “breakage” costs, borrowings under the Unsecured Revolving Credit Facility may be repaid from time to time without premium or penalty.

Our obligations under the Unsecured Revolving Credit Facility are guaranteed by Constellium Holdco II B.V., Constellium France Holdco S.A.S., Constellium France S.A.S., Constellium Finance S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Constellium Rolled Products Ravenswood, LLC. None of Wise or its direct or indirect subsidiaries will guarantee our obligations under the Unsecured Revolving Credit Facility following the consummation of the Wise Acquisition to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the Unsecured Revolving Credit Facility to the extent required by the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, at any time that loans are (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility requires us to (x) maintain a consolidated total net leverage ratio of no more than 2.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than 3.50 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility have (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its subsidiaries (the requirement in the foregoing clause (z), the “Guarantor Coverage Test”).

The Unsecured Revolving Credit Facility also contains customary events of default.

In connection with the Wise Acquisition, we expect to amend the Unsecured Revolving Credit Facility to, among other things, amend the Guarantor Coverage Test to exclude Wise and its subsidiaries from the calculation of such Guarantor Coverage Test while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility, which would permit the consummation of the Wise Acquisition without Wise guaranteeing the obligations under the Unsecured Revolving Credit Facility, permit the Wise ABL Facility to remain outstanding in an amount up to $450 million following the consummation of the Wise Acquisition, amend the leverage and interest coverage covenants described above to require Constellium to maintain a consolidated total net leverage ratio of no more than 4.50 to 1.00 and a minimum fixed charge coverage ratio of not less than 2.50 to 1.00, in each case only at the times described above; increase the total commitments thereunder from €120 million to €145 million; and extend the maturity date thereunder from May 7, 2017 to the earlier of (i) the third anniversary of the effective date of the commitment increase and (ii) January 5, 2018.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group LLC and Wise Alloys Finance Corporation issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”) pursuant to an indenture among Wise Metals Group LLC and Wise Alloys Finance Corporation, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral agent. Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA.

Interest on the Wise Senior Secured Notes accrues at a rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year.

The Wise Senior Secured Notes are guaranteed by certain of Wise Metals Group LLC’s existing and future 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes and related guarantees are secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that do not secure the Wise ABL Facility (as defined below) on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below) which have been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees are secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consist of ABL Priority Collateral (as defined below).

Prior to June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior Secured Notes redeemed plus an applicable make-whole premium and accrued and unpaid interest to, but not including, the redemption date. Prior to June 15, 2016, up to 35% of the aggregate principal amount of Wise Senior Secured Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 108.750% of the principal amount of the Wise Senior Secured Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the twelve-month period beginning on June 15, 2016, 102.188% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior Secured Notes), the issuers of the Wise Senior Secured Notes must make an offer (a “Senior Secured Notes Offer to Purchase”) to repurchase all outstanding Wise Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior Secured Notes so repurchased, plus accrued and unpaid interest to the date of repurchase.

The Wise Senior Secured Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting Wise’s restricted subsidiaries; designate subsidiaries as unrestricted subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On October 10, 2014, Constellium, on behalf of the issuers of the Wise Senior Secured Notes, solicited consents from the holders of the Wise Senior Secured Notes to certain amendments (the “Proposed Amendments”) to the indenture governing the Wise Senior Secured Notes. The Proposed Amendments provide that the Wise Acquisition does not constitute a “Change of Control.” On October 17, 2014, Constellium obtained the requisite consents to the Proposed Amendments and the issuers and guarantors of the Wise Senior Secured Notes and Wells Fargo Bank, National Association, as trustee and collateral agent, entered into a supplemental indenture to the indenture governing the Wise Senior Secured Notes. Pursuant to the terms of the supplemental indenture, the Proposed Amendments will become operative immediately prior to the effective time of the Wise Acquisition, will not become operative if certain conditions (including the consummation of the Wise Acquisition) are not satisfied on or prior to July 3, 2015, and will cease to be operative if Constellium, on behalf of the issuers of the Wise Senior Secured Notes, does not pay the consent fee in accordance with the terms of the consent solicitation promptly (and in any event within 3 business days) following the consummation of the Wise Acquisition. Accordingly, the issuers of the Wise Senior Secured Notes will not be required to make a Senior Secured Notes Offer to Purchase in connection with the Wise Acquisition.

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”, and together with the Wise Senior Secured Notes, the “Wise Notes”) pursuant to an indenture among Wise, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in the Seller that elected (i) to have the Seller repurchase their equity interests or (ii) to take a loan from the Seller in proportion to such holders’ ownership in the Seller. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

Interest on the Wise Senior PIK Toggle Notes is payable semi-annually in arrears on June 15 and December 15 of each year. The issuers must pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers are required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes are met, in which case the issuers may pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrues at a rate of 9.75% per annum, and PIK Interest accrues at a rate of 10.50% per annum.

The Wise Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by any of Wise’s subsidiaries.

Prior to June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior PIK Toggle Notes redeemed plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. In addition, prior to June 15, 2016, up to 35% of the aggregate principal amount of the Wise Senior PIK Toggle Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 109.750% of the principal amount of the Wise Senior PIK Toggle Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.875% for the twelve-month period beginning on June 15, 2016, 102.438% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior PIK Toggle Notes), the issuers of the Wise Senior PIK Toggle Notes must offer to repurchase all outstanding Wise Senior PIK Toggle Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior PIK Toggle Notes so repurchased, plus accrued and unpaid interest to the date of repurchase. The consummation of the Wise Acquisition will constitute a “Change of Control” pursuant to the indenture governing the Wise Senior PIK Toggle Notes, and the issuers of the Wise Senior PIK Toggle Notes will be required to make a PIK Notes Change of Control Offer pursuant to the terms of the indenture governing the Wise Senior PIK Toggle Notes.

The Wise Senior PIK Toggle Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting certain subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

Wise ABL Facility

On December 11, 2013, Wise Alloys LLC, as borrower, and Wise Metals Group LLC, TMC, Wise Alloys Finance Corporation, and AEM, as guarantors, entered into a $320 million asset-based revolving credit facility (the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”).

Wise Alloys LLC has the option to increase the commitments under the Wise ABL Facility from time to time such that after giving effect to any and all such increases, the maximum credit amount available under the Wise ABL Facility would not exceed $500 million. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on a pro forma basis.

Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”) (or 90% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from AB and Coca-Cola), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clause (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of September 30, 2014, there was $61 million available for borrowings under the Wise ABL Facility.

Interest rates under the Wise ABL Facility are based, at Wise Alloys LLC’s election, on either the LIBOR rate or a base rate, plus a spread that ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread is determined on the basis of a pricing grid that results in a higher spread as Wise Alloys LLC’s average quarterly borrowing availability under the Wise ABL Facility declines, and, in each case, are based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

Letters of credit under the Wise ABL Facility are subject to a fee payable to the lenders equal to the current margin applicable to LIBOR loans multiplied by the daily balance of the undrawn amount of all outstanding letters of credit, payable in cash monthly in arrears.

Unused commitments under the Wise ABL Facility are subject to an unused commitment fee equal to the aggregate amount of such unused commitments multiplied by a rate equal to 0.375% per annum, payable in cash monthly in arrears, of the average available but unused borrowing capacity under the Wise ABL Facility.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Wise ABL Facility may be repaid from time to time without premium or penalty.

The obligations of Wise Alloys LLC under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens), perfected security interest in all of Wise

Alloys LLC and the guarantors’ present and future assets and properties consisting of ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ present and future assets and properties consisting of Notes Priority Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ present and future assets and properties consisting of Specified Mill Assets Collateral.

“ABL Priority Collateral” consists of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

“Specified Mill Assets Collateral” consists of the equipment and fixtures of Wise Alloys LLC and the guarantors constituting the three-stand mill located in Muscle Shoals, Alabama which are being financed pursuant to the Rexam Advance Agreement and related assets.

The Wise ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Wise Alloys LLC, the guarantors, and their respective restricted subsidiaries’ ability to incur debt, grant liens, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $32.0 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $32.0 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

The Wise ABL Facility also contains customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition will constitute such a change of control.

In connection with the Wise Acquisition, we expect to amend the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility, immediately or after an agreed transition period, the receivables of a single obligor that will be sold under the Wise Factoring Facility, (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, and (iv) immediately or after an agreed transition period, reduce the size of the facility to $200 million. The amendment to the Wise ABL Facility will also provide for Constellium Holdco II B.V. to guarantee the obligations thereunder. The terms of the amendment to the Wise ABL Facility are not yet finalized and so this description is qualified in its entirety by reference to the final terms and provisions of such amendment. No assurance can be given that the amendment to the Wise ABL Facility will in fact be consummated or, if it is consummated, that the terms of the Wise ABL Facility, as amended, will not be less favorable than those described herein. If the Wise ABL Facility is not amended, the consummation of the Wise Acquisition will constitute an event of default thereunder, which will necessitate the repayment of amounts outstanding thereunder.

Wise Factoring Facility

Upon consummation of the Wise Acquisition, or as soon as possible thereafter, we expect that Wise Alloys LLC (in such capacity, the “Wise Factoring Seller”) and a newly-created special purpose subsidiary of Wise Alloys LLC or an affiliate thereof (such entity, the “SPE”) will enter into a receivables purchase facility (the “Wise Factoring Facility”) with a banking institution (the “Wise Factoring Purchaser”). Under the Wise Factoring Facility, the Wise Factoring Seller will sell to the SPE, and the SPE will sell to the Wise Factoring Purchaser, from time to time, up to $200 million of receivables originated by the Wise Factoring Seller through the sale of aluminum packaging to a single obligor and meeting the eligibility criteria set forth in the Wise Factoring Facility documents (the “Receivables Purchase Agreements”). The terms of the Wise Factoring Facility under the Receivables Purchase Agreements are not yet finalized and so this description is qualified in its entirety by reference to the final terms and provisions of such documents. No assurance can be given that the Wise Factoring Facility will in fact be consummated or, if it is consummated, that the terms of the Wise Factoring Facility will not be less favorable than those described herein.

The sale of the receivables from the Wise Factoring Seller to the SPE and from the SPE to the Wise Factoring Purchaser will be without recourse except, among other things, in the event of (i) a breach of any representation or warranty made with respect to a particular receivable (or with respect to the Wise Factoring Seller, the SPE or all receivables in certain circumstances), including with respect to the eligibility of such receivable for purchase, (ii) the existence of a dispute or dilution with respect to such receivable other than that arising from the acts of the Wise Factoring Purchaser or (iii) certain breaches by the Wise Factoring Seller (as Wise Factoring Seller or in its capacity as Servicer) which have a material adverse effect on the ability of the Wise Factoring Purchaser to collect the amount due under the receivable. The Wise Factoring Purchaser will otherwise assume the risk of non-payment (including as a result of insolvency) of the obligor. Remedies for such breaches or events will include repurchase of the related receivable or receivables.

Under the Receivables Purchase Agreements, the Wise Factoring Seller will continue to service and collect the receivables as Servicer on behalf of the Wise Factoring Purchaser. The servicing arrangement may be terminated by the Wise Factoring Purchaser under certain circumstances, in which case the Wise Factoring Purchaser or its designee will thereafter service and collect the purchased receivables.

It is expected that Constellium Holdco II B.V. will provide a guaranty of the performance by the Wise Factoring Seller (in such capacity and as Servicer) of its obligations under the related documents.

The purchase price for receivables purchased under the Wise Factoring Facility will be calculated as set forth in the Receivables Purchase Agreements and is expected to be based on the invoiced amount of the receivable less a discount factor to be mutually agreed taking into account, among other things, historical performance. Under the Receivables Purchase Agreements, the Wise Factoring Seller and the SPE will reimburse the Wise Factoring Purchaser for customary costs and expenses.

The Receivables Purchase Agreements will contain customary representations and warranties, affirmative and negative covenants and repurchase and indemnification provisions.

INDEX TO FINANCIAL STATEMENTS

Constellium N.V. Unaudited Condensed Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2014

Unaudited Interim Consolidated Income Statement	F-2

Unaudited Interim Consolidated Statement of Comprehensive Income / (Loss)	F-3

Unaudited Interim Consolidated Statement of Financial Position	F-4

Unaudited Interim Consolidated Statement of Changes In Equity	F-5

Condensed Notes to Consolidated Financial Statements	F-7

Wise Metals Intermediate Holdings LLC Condensed Consolidated Financial Statements (Unaudited) for the nine months ended September 30, 2014 and 2013

Independent Auditor’s Review Report	F-41

Consolidated Balance Sheets as of September 30, 2014 (Unaudited) and December 31, 2013	F-42

Consolidated Statements of Operations for the nine months ended September 30, 2014 and 2013 (Unaudited)	F-43

Consolidated Statements of Comprehensive Income (Loss) for the nine months ended September 30, 2014 and 2013 (Unaudited)	F-44

Consolidated Statements of Cash Flows for the nine months ended September 30, 2014 and 2013 (Unaudited)	F-45

Consolidated Statements of Member’s Deficit for the nine months ended September 30, 2014 (Unaudited) and year ended December 31, 2013	F-46

Condensed Notes to Consolidated Financial Statements (Unaudited)	F-47

Wise Metals Intermediate Holdings LLC Audited Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012

Independent Auditor’s Report	F-69

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-70

Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-71

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013 and 2012	F-72

Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-73

Consolidated Statements of Member’s Deficit for the years ended December 31, 2013 and 2012	F-74

Notes to Consolidated Financial Statements	F-75

Constellium N.V.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
		(€ in millions)
Revenue	3, 4	927	862	2,730	2,689
Cost of sales	5	(799)	(748)	(2,355)	(2,320)

Gross profit		128	114	375	369

Selling and administrative expenses	5	(49)	(53)	(150)	(155)
Research and development expenses	5	(10)	(9)	(27)	(27)
Restructuring costs	20	(2)	(4)	(7)	(6)
Other (losses) / gains—net	7	(33)	21	(31)	(10)

Income from operations		34	69	160	171

Other expenses		—	—	(1)	(24)

Finance income	9	21	7	21	18
Finance costs	9	(31)	(17)	(67)	(62)

Finance costs—net		(10)	(10)	(46)	(44)

Share of profit of joint-ventures		—	3	—	3

Income before income tax		24	62	113	106

Income tax expense	10	(12)	(21)	(43)	(43)

Net Income from continuing operations		12	41	70	63

Discontinued operations
Net Income from discontinued operations		—	4	—	4
Net Income for the period		12	45	70	67
Net Income attributable to:
Owners of the Company		11	45	68	66
Non-controlling interests		1	—	2	1

Net Income		12	45	70	67

Earnings per share attributable to the equity holders of the Company

	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
		(In € per share)
From continuing and discontinued operations
Basic	11	0.11	0.43	0.65	0.69
Diluted	11	0.11	0.43	0.65	0.69
From continuing operations
Basic	11	0.11	0.39	0.65	0.65
Diluted	11	0.11	0.39	0.65	0.65
From discontinued operations
Basic	11	—	0.04	—	0.04
Diluted	11	—	0.04	—	0.04

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Constellium N.V.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013	Nine months ended September 30, 2014	Nine months ended September 30, 2013
		(€ in millions)
Net Income		12	45	70	67

Other Comprehensive (Loss) / Income
Items that will not be reclassified subsequently to Income or Loss
Remeasurement on post-employment benefit obligations	19	(25)	9	(68)	59
Deferred tax on remeasurement on post-employment benefit obligations		6	(1)	13	(5)
Items that may be reclassified subsequently to Income or Loss
Currency translation differences		(11)	5	(11)	1

Other Comprehensive (Loss) / Income		(30)	13	(66)	55

Total Comprehensive (Loss) / Income		(18)	58	4	122

Attributable to:
Owners of the Company		(19)	58	2	121
Non-controlling interests		1	—	2	1

Total Comprehensive (Loss) / Income		(18)	58	4	122

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Constellium N.V.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	At September 30, 2014	At December 31, 2013
		(€ in millions)
Assets
Non-current assets
Intangible assets (including goodwill)		27	21
Property, plant and equipment	4, 12	540	408
Investments in joint ventures		1	1
Deferred income tax assets		187	177
Trade receivables and other	14	57	60
Other financial assets	23	34	7

		846	674

Current assets
Inventories	13	413	328
Trade receivables and other	14	549	483
Other financial assets	23	37	25
Cash and cash equivalents	15	426	233

		1,425	1,069

Assets classified as held for sale	26	14	21

Total Assets		2,285	1,764

Equity
Share capital		2	2
Share premium account		162	162
Retained deficit and other reserves		(125)	(132)

Equity attributable to owners of the Company		39	32
Non-controlling interests		4	4

		43	36

Liabilities
Non-current liabilities
Borrowings	17	616	326
Trade payables and other	18	34	35
Deferred income tax liabilities		—	1
Pension and other post-employment benefit obligations	19	578	507
Other financial liabilities	23	32	36
Provisions	20	52	65

		1,312	970

Current liabilities
Borrowings	17	47	22
Trade payables and other	18	765	646
Income taxes payable		22	19
Other financial liabilities	23	46	24
Provisions	20	41	38

		921	749

Liabilities classified as held for sale	26	9	9

Total liabilities		2,242	1,728

Total equity and liabilities		2,285	1,764

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Constellium N.V.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
	(€ in millions)
As at January 1, 2014	2	162	(23)	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	68	68	2	70
Other comprehensive loss	—	—	(55)	(11)	—	—	(66)	—	(66)

Total Comprehensive Income	—	—	(55)	(11)	—	68	2	2	4

Transactions with the owners
Share equity plan	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	1	—	1	—	1

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at September 30, 2014	2	162	(78)	(25)	6	(28)	39	4	43

	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
	(€ in millions)
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	66	66	1	67
Other comprehensive income	—	—	54	1	—	—	55	—	55

Total Comprehensive Income	—	—	54	1	—	66	121	1	122

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)

Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at September 30, 2013	2	162	(32)	(13)	—	(128)	(9)	3	(6)

	Share capital	Share premium	Remeasurement	Foreign currency translation reserve	Other reserves	Retained losses	Total Group share	Non- controlling interests	Total equity
	(€ in millions)
As at January 1, 2013 Restated*	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total Comprehensive Income	—	—	63	—	—	98	161	2	163

Transactions with the owners
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO Primary offering	—	154	—	—	—	—	154	—	154
IPO Over-allotment	—	25	—	—	—	—	25	—	25
IPO Fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

*	The opening value of the comparative financial statements has been restated following the application of IAS 19 revised.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Constellium N.V.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
		(€ in millions)
Cash flows from operating activities
Net income		70	67
Less: Net income / (loss) from discontinued operations		—	(4)
Less: Net income attributable to non-controlling interests		(2)	(1)
Net income from continuing operations before non-controlling interests		68	62

Adjustments	21	174	123
Changes in working capital:
Inventories		(78)	2
Trade receivables		(96)	(67)
Margin Call	23	11	4
Trade payables		101	20
Other working capital—Net		(1)	(13)
Changes in other operating assets and liabilities:
Provisions	20	(10)	(12)
Income tax paid		(10)	(8)
Pension liabilities and other post-employment benefit obligations		(37)	(32)

Net cash flows from operating activities	21	122	79

Cash flows used in investing activities
Purchases of property, plant and equipment		(127)	(92)
Proceeds from disposal		2	3
Proceeds from disposal of joint-ventures		—	4
Proceeds from finance lease		4	5
Other investing activities		(10)	(1)

Net cash flows used in investing activities		(131)	(81)

Cash flows from financing activities
Net proceeds received from issuance of shares		—	162
Interim dividend paid		—	(147)
Withholding tax paid		—	(20)
Distribution of share premium to owners of the Company		—	(103)
Interests paid		(18)	(29)
Proceeds received from Term Loan and Senior Notes	17	587	351
Repayment of Term Loan	17	(331)	(156)
Proceeds of other loans	17	10	13
Payment of deferred financing costs	14, 17	(15)	(8)
Transactions with non-controlling interests		(2)	(2)
Other financing activities	17	(30)	3

Net cash flows from financing activities		201	64

Net increase in cash and cash equivalents		192	62
Cash and cash equivalents—beginning of period	15	233	142
Effect of exchange rate changes on cash and cash equivalents		1	(1)

Cash and cash equivalents—end of period		426	203

Less: Cash and cash equivalents classified as held for sale		—	(4)

Cash and cash equivalents as reported in the Statement of financial position	15	426	199

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Notes to the unaudited condensed interim consolidated financial statements

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the aerospace, packaging and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the United States, Europe and China, operates 23 production facilities, 10 administrative and commercial sites, one R&D center and has approximately 8,600 employees.

On May 22, 2013, Constellium completed an initial public offering (the “IPO”) of Class A ordinary shares; the shares began trading on the New York Stock Exchange on May 23, 2013, and on the professional segment of Euronext Paris on May 27, 2013.

In connection with the initial public offering, the Company was converted from a private company with limited liability (Constellium Holdco B.V.) into a public company with limited liability (Constellium N.V.). On May 16, 2013, the Group increased its shares nominal value from €0.01 to €0.02 per share.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

Secondary public offerings

On February 10, 2014, Constellium completed a third secondary public offering of 25,000,000 of our Class A ordinary shares at a price to the public of $22.50 per share. The shares were offered by Apollo Funds.

On March 10, 2014, Constellium completed a fourth secondary public offering of 12,561,475 of our Class A ordinary shares at a price to the public of $27.75 per share. The shares were offered by Apollo Funds. After this offering, Apollo Funds ceased to hold any of Constellium ordinary shares.

Fees related to these offerings amounted to €1 million and are recognized in Other expenses.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim Consolidated Financial Statements present the Consolidated Income Statement, Statements of Comprehensive Income, Financial Position, Changes in Equity and Cash Flows as of September 30, 2014 and 2013 and December 31, 2013. They are prepared in accordance with IAS 34—Interim financial reporting.

The unaudited condensed interim Consolidated Financial Statements do not include all the information and disclosures required in the annual Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2013, approved by the Board of Directors on March 19, 2014.

The unaudited condensed interim Consolidated Financial Statements have been authorized for issue by the Board of Directors on November 18, 2014.

2.2. Application of new and revised International Financial Reporting Standards (IFRS) and interpretations

The application of the following amendments to the standards has no material effect on the Group’s financial statements as of January 1, 2014 and September 30, 2014: amendment to IAS 32 “Offsetting Financial Assets and Financial Liabilities”, amendment to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”, amendment to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting”.

IFRIC 21—Levies is effective for annual periods beginning on or after January 1, 2014. This interpretation sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what is the obligating event that gives rise to pay a levy and when should a liability be recognized. The application of this interpretation has no material effect on the Group’s financial statements as of January 1, 2014 and September 30, 2014.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new, revised and amended standards and interpretations issued but not yet effective and which could affect the Group’s future consolidated financial statements: IFRS 9—Financial instruments; amendment to IFRS 11—Joint Arrangements; IFRS 15—Revenue from contracts with customers; amendments to IAS 16—Property, plant and equipment and to IAS 38—Intangible assets.

The impact of these standards on the Group’s results and financial situation is currently being evaluated.

2.4. Basis of preparation

In accordance with IAS 1—Presentation of Financial Statements, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

2.5. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statement for the year ended December 31, 2013, with the exception of the effective tax rate application, in accordance with IAS 34—Interim financial reporting.

The following table summarizes the main exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

		Nine months ended September 30, 2014		Nine months ended September 30, 2013	Year ended December 31, 2013
Foreign exchange rate for 1 Euro		Average rate	Closing rate	Average rate	Closing rate
U.S. Dollars	USD	1.3542	1.2583	1.3165	1.3791
Swiss Francs	CHF	1.2180	1.2063	1.2312	1.2276
Czech Koruna	CZK	27.5037	27.5001	25.7419	27.4273

The unaudited condensed interim Consolidated Financial Statements are presented in millions of Euros.

2.6. Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements as of, and for the year ended December 31, 2013. In addition, in the preparation of the interim financial statements and in accordance with IAS 34, the Group applied a projected tax rate to these unaudited condensed interim Consolidated Financial Statements for the full financial year 2014.

The Group did not identify any triggering event that required performing impairment tests as of September 2014, according to IAS 36—Impairment of Assets.

NOTE 3—OPERATING SEGMENT INFORMATION

Management has defined Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium chief operating decision maker (CODM). On that basis, there is no difference with the previous annual financial statements in operating segment definition. Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8—Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA.

Segment Revenue for the three months period ended September 30, 2014

	Three months ended September 30, 2014			Three months ended September 30, 2013
	Segment revenue	Inter segment elimination	Revenue Third	Segment revenue	Inter segment elimination	Revenue Third and related parties
	(€ in millions)
A&T	292	(2)	290	292	(2)	290
P&ARP	413	(2)	411	372	(2)	370
AS&I	231	(12)	219	203	(13)	190
Holdings & Corporate(A)	7	—	7	12	—	12

Total	943	(16)	927	879	(17)	862

(A)	Revenue from metal supply to plants in Ham and Saint Florentin, considered as third party since their disposal in the second quarter of 2013.

Reconciliation of Adjusted EBITDA to Net Income

	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
		(€ in millions)
A&T		18	19
P&ARP		33	30
AS&I		18	16
Holdings & Corporate(A)		3	(1)

Adjusted EBITDA		72	64

Metal price lag(B)		16	(9)
Gain on Ravenswood OPEB plan amendment	7, 19	—	—
Start-up and development costs(C)		(3)	(2)
Apollo management fees		—	—
Restructuring costs		(2)	(4)
Gains on disposal and assets classified as held for sale	7, 21	2	—
Unrealized (losses) / gains on derivatives	7	(35)	34
Unrealized exchange gain / (loss) from the remeasurement of monetary assets and liabilities—net	7	1	(1)
Depreciation and impairment	5	(12)	(10)
Other		(5)	(3)

Income from operations		34	69

Other expenses		—	—
Finance costs—net	9	(10)	(10)
Share of profit of joint-ventures		—	3

Income before income tax		24	62

Income tax expense	10, 21	(12)	(21)

Net Income from continuing operations		12	41

Net income from discontinued operations		—	4

Net Income		12	45

(A)	Including a €4 million one-time gain in the third quarter of 2014 at the Holdings and Corporate segment level.
(B)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis. This adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites. It is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(C)	Start-up costs relating to new sites and business development initiatives of which €2 million related to the expansion of the site in Van Buren, U.S.

Segment capital expenditure

	Three months ended September 30, 2014	Three months ended September 30, 2013
	(€ in millions)
A&T	(27)	(12)
P&ARP	(20)	(8)
AS&I	(8)	(15)
Holdings & Corporate	(2)	(2)

Capital expenditure	(57)	(37)

Segment Revenue for the nine months period ended September 30, 2014

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
	Segment revenue	Inter segment elimination	Revenue Third	Segment revenue	Inter segment elimination	Revenue Third and related parties
	(in millions of Euros)
A&T	892	(4)	888	910	(6)	904
P&ARP	1,173	(6)	1,167	1,165	(6)	1,159
AS&I	686	(36)	650	654	(42)	612
Holdings & Corporate(A)	25	—	25	14	—	14

Total	2,776	(46)	2,730	2,743	(54)	2,689

(A)	Revenue from metal supply to plants in Ham and Saint Florentin, considered as third party since their disposal in the second quarter of 2013.

Reconciliation of Adjusted EBITDA to Net Income

	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
	(in millions of Euros)
A&T		73	91
P&ARP		96	85
AS&I		56	46
Holdings & Corporate(A)		(1)	(1)

Adjusted EBITDA		224	221

Metal price lag(B)		16	(21)
Gain on Ravenswood OPEB plan amendment	7, 19	9	11
Start-up and development costs(C)		(8)	(2)
Apollo management fees		—	(2)
Restructuring costs		(7)	(6)
Losses on disposal and assets classified as held for sale	7, 21	(4)	(4)
Unrealized (losses) / gains on derivatives	7	(29)	2
Unrealized exchange gains from the remeasurement of monetary assets and liabilities—net	7	1	—
Depreciation and impairment	5	(32)	(19)
Other		(10)	(9)

Income from operations		160	171

Other expenses		(1)	(24)
Finance costs—net	9	(46)	(44)
Share of profit of joint-ventures		—	3

Income before income tax		113	106

Income tax expense	10, 21	(43)	(43)

Net Income from continuing operations		70	63

Net income from discontinued operations		—	4

Net Income		70	67

(A)	Including a €4 million one-time gain in the third quarter of 2014 at the Holdings and Corporate segment level.
(B)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis. This adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites. It is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, by the quantity sold in the period.
(C)	Start-up costs relating to new sites and business development initiatives of which €4 million related to the expansion of the site in Van Buren, U.S., and €3 million related to Body In White growth project both in Europe and the U.S.

Segment capital expenditure

(in millions of Euros)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
A&T	(55)	(31)
P&ARP	(38)	(20)
AS&I	(31)	(37)
Holdings & Corporate	(3)	(4)

Capital expenditure	(127)	(92)

Segment assets

Segment assets are comprised of total assets of Constellium by segment, less investments in joint ventures, deferred tax assets, other financial assets (including cash and cash equivalents) and assets of disposal groups classified as held for sale.

There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4—INFORMATION BY GEOGRAPHIC AREA

The Group reports information by geographic area as follows: revenue from third and related parties is based on destination of shipments and Property, plant and equipment are based on the physical location of the assets.

(in millions of Euros)	Three months ended September 30, 2014	Three months ended September 30, 2013
Revenue—third and related parties
France	125	115
Germany	271	237
United Kingdom	85	98
Switzerland	22	19
Other Europe	187	190
United States	136	119
Canada	15	12
Asia and Other Pacific	43	33
All Other	43	39

Total	927	862

(in millions of Euros)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Revenue—third and related parties
France	391	410
Germany	778	741
United Kingdom	262	291
Switzerland	66	66
Other Europe	562	568
United States	381	329
Canada	39	39
Asia and Other Pacific	125	106
All Other	126	139

Total	2,730	2,689

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Property, plant and equipment
France	250	180
Germany	96	87
Switzerland	30	23
Czech Republic	18	18
Other Europe	3	2
United States	139	96
All Other	4	2

Total	540	408

NOTE 5—EXPENSES BY NATURE

(in millions of Euros)	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
Raw materials and consumables used(A)		(503)	(468)
Employee benefit expense	6	(175)	(162)
Energy costs		(36)	(36)
Repairs and maintenance expenses		(19)	(20)
Sub-contractors		(18)	(19)
Freight out costs		(20)	(18)
Consulting and audit fees		(11)	(14)
Operating supplies (non capitalized purchases of manufacturing consumables)		(17)	(16)
Operating lease expenses		(5)	(5)
Depreciation and impairment(B)	3	(12)	(10)
Other expenses		(42)	(42)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(858)	(810)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 22—Financial Risk Management and NOTE 23—Financial Instruments).
(B)	Comprised of €10 million in Cost of sales (€8 million for the three months ended September 2013) and €1 million in Selling and administrative expenses (€1 million for the three months ended September 2013).

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Raw materials and consumables used(A)		(1,445)	(1,450)
Employee benefit expense	6	(527)	(504)
Energy costs		(113)	(114)
Repairs and maintenance expenses		(60)	(60)
Sub-contractors		(59)	(59)
Freight out costs		(60)	(55)
Consulting and audit fees		(31)	(36)
Operating supplies (non capitalized purchases of manufacturing consumables)		(47)	(47)
Operating lease expenses		(14)	(14)
Depreciation and impairment(B)	3, 12	(32)	(19)
Other expenses		(144)	(144)

Total Cost of sales, Selling and administrative expenses and Research and development expenses		(2,532)	(2,502)

(A)	The Company manages fluctuations in raw materials prices in order to protect manufacturing margins through the purchase of derivative instruments (see NOTE 22—Financial Risk Management and NOTE 23—Financial Instruments).
(B)	Comprised of €29 million in Cost of sales (€16 million for the nine months ended September 2013) and €2 million in Selling and administrative expenses (€2 million for the nine months ended September 2013).

These expenses are split as follows:

(in millions of Euros)	Three months ended September 30, 2014	Three months ended September 30, 2013
Cost of sales	(799)	(748)
Selling and administrative expenses	(49)	(53)
Research and development expenses	(10)	(9)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(858)	(810)

(in millions of Euros)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Cost of sales	(2,355)	(2,320)
Selling and administrative expenses	(150)	(155)
Research and development expenses	(27)	(27)

Total Cost of sales, Selling and administrative expenses and Research and development expenses	(2,532)	(2,502)

NOTE 6—EMPLOYEE BENEFIT EXPENSES

(in millions of Euros)	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
Wages and salaries(A)		(164)	(151)
Pension costs—defined benefit plans	19	(6)	(7)
Other post-employment benefits	19	(3)	(4)
Share equity plan expenses		(2)	—

Total Employee benefit expenses	5	(175)	(162)

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Wages and salaries(A)		(495)	(473)
Pension costs—defined benefit plans	19	(19)	(21)
Other post-employment benefits	19	(9)	(10)
Share equity plan expenses		(4)	—

Total Employee benefit expenses	5	(527)	(504)

(A)	Wages and salaries exclude restructuring costs and include social security contributions.

NOTE 7—OTHER GAINS / (LOSSES)—NET

(in millions of Euros)	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
Realized losses on derivatives		—	(11)
Unrealized (losses) / gains on derivatives at fair value through Profit and Loss—net(A)	3, 21	(35)	34
Unrealized exchange gain / (loss) from the remeasurement of monetary assets and liabilities —net	3, 21	1	(1)
Gains on disposal and assets classified as held for sale	3	2	—
Other—net		(1)	(1)

Total Other (losses) / gains—net		(33)	21

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Realized losses on derivatives		(7)	(23)
Unrealized (losses) / gains on derivatives at fair value through Profit and Loss—net(A)	3, 21	(29)	2
Unrealized exchange gain / (loss) from the remeasurement of monetary assets and liabilities —net	3, 21	1	—
Gains on Ravenswood OPEB plan amendment	3, 19	9	11
Losses on disposal and assets classified as held for sale(B)		(4)	(4)
Other—net		(1)	4

Total Other (losses) / gains—net		(31)	(10)

(A)	The gains / (losses) are made up of unrealized losses or gains on derivatives entered into with the purpose of mitigating exposure to volatility in foreign currency and LME prices (refer to NOTE 22—Financial Risk Management for a description of the Group’s risk management).
(B)	In 2013, the sale of the Group’s plants in Ham and Saint Florentin, France, was completed on May 31, 2013. These two plants, which specialize in the production of soft alloys extrusions mainly for the building and construction market in France, were part of the Automotive Structures and Industry segment.

During the second quarter of 2014, Constellium received a binding offer for the sale of the plant in Tarascon-sur-Ariège, France. (refer to NOTE 26 – Assets and liabilities classified as held for sale).

NOTE 8—CURRENCY GAINS / (LOSSES)

(in millions of Euros)	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
Included in Cost of sales		5	(2)
Included in Other (losses) / gains—net		(35)	15
Included in Finance cost	9	3	(2)

Total Currency (losses) / gains		(27)	11

Realized exchange losses on foreign currency derivatives—net		(5)	—
Unrealized exchange (losses) / gains on foreign currency derivatives—net		(11)	8
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net		(11)	3

Total Currency (losses) / gains		(27)	11

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Included in Cost of sales		6	(1)
Included in Other (losses) / gains—net		(36)	11
Included in Finance cost	9	—	(1)

Total Currency (losses) / gains		(30)	9

Realized exchange losses on foreign currency derivatives— net		(5)	—
Unrealized exchange (losses) / gains on foreign currency derivatives—net		(13)	4
Exchange (losses) / gains from the remeasurement of monetary assets and liabilities—net		(12)	5

Total Currency (losses) / gains		(30)	9

See NOTE 22—Financial Risk Management and NOTE 23—Financial Instruments for further information regarding the Company’s foreign currency derivatives and hedging activities.

NOTE 9—FINANCE COSTS—NET

(in millions of Euros)	Notes	Three months ended September 30, 2014	Three months ended September 30, 2013
Finance income:
Realized and unrealized gains on debt derivatives at fair value(D)	8	20	—
Realized and unrealized exchange gains on financing activities—net	8	—	7
Other finance income		1	—

Total Finance income		21	7

Finance costs:
Interest expense on borrowings	17	(9)	(6)
Interest expense on factoring arrangements(B)	14, 17	(2)	(2)
Exit and unamortized arrangement fees	17	—	—
Realized and unrealized losses on debt derivatives at fair value(D)	8, 17	—	(9)
Realized and unrealized exchange losses on financing activities—net	8	(17)	—
Miscellaneous other interest expense		(3)	—
Total Finance costs		(31)	(17)

Finance costs—net		(10)	(10)

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Finance income:
Realized and unrealized gains on debt derivatives at fair value(D)	8	20	4
Realized and unrealized exchange gains on financing activities—net	8	—	12
Other finance income		1	2

Total Finance income		21	18

Finance costs:
Interest expense on borrowings(A)	17	(22)	(16)
Interest expense on factoring arrangements(B)	14, 17	(7)	(7)
Exit and unamortized arrangement fees(C)	17	(15)	(22)
Realized and unrealized losses on debt derivatives at fair value(D)	8, 17	(1)	(12)
Realized and unrealized exchange losses on financing activities—net	8	(19)	(5)
Miscellaneous other interest expense		(3)	—

Total Finance costs		(67)	(62)

Finance costs—net		(46)	(44)

(A)	Includes at September 30, 2014: (i) €7 million of interests expensed during the first half of 2014 related to the 2013 term loan and €13 million of interests accrued related to the Senior Notes (of which €8 million accrued during the third quarter); (ii) €1 million of interest expenses related to the U.S. Revolving Credit Facility (see NOTE 17—Borrowings).

Includes at September 30, 2013: (i) €3 million of interests expensed during the first quarter related to the 2012 term loan and €12 million of interests accrued during the second and the third quarters related to the 2013 term loan; (ii) €1 million of interest expenses related to the U.S. Revolving Credit Facility (see NOTE 17—Borrowings).

(B)	Includes interests and amortization of deferred financing costs related to trade accounts receivable factoring programs (see NOTE 14—Trade Receivables and Other).
(C)	During the second quarter of 2014, Constellium issued Senior Notes and repaid the 2013 term loan. Arrangement fees of the 2013 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. Exit and arrangement fees amounted respectively to €6 million and €9 million (see NOTE 17—Borrowings).

During the first quarter of 2013, Constellium issued the 2013 term loan facility and repaid the 2012 term loan. Arrangement fees of the 2012 term loan which were not amortized under the effective rate method, and exit fees, were fully recognized as financial expenses during this period. Exit and arrangement fees amounted respectively to €8 million and €13 million (see NOTE 17—Borrowings).

(D)	During the second quarter of 2014, the cross currency swap was settled when the 2013 term loan was repaid.

In addition, the Group hedged the dollar exposure relating to the principal of the U.S. Dollar Notes. The principal of the U.S. Dollar Notes is hedged by using floating-floating cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates. Changes in the fair value of hedges related to this translation exposure were recognized within financial costs in the consolidated income statement (see NOTE 17—Borrowings).

NOTE 10—INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year (37% for 2014). The 38% tax rate applied as of September 30, 2014 is impacted by non-recurring items, including changes in deferred tax asset recognition (6% negative impact), partially offset by a 4% favorable country mix effect.

NOTE 11—EARNINGS PER SHARE

Earnings

(in millions of Euros)	Three months ended September 30, 2014	Three months ended September 30, 2013
Net Income attributable to equity holders of the parent	11	45
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	11	45

Earnings used to calculate basic and diluted earnings per share from continuing operations	11	41
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	4

(in millions of Euros)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Net Income attributable to equity holders of the parent	68	66
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	68	66

Earnings used to calculate basic and diluted earnings per share from continuing operations	68	62
Earnings used to calculate basic and diluted earnings per share from discontinued operations	—	4

Number of shares—see Note 16—Share capital

Pro rata share issuance

On May 16, 2013, the Company’s Board of Directors declared an issuance of an additional 22.8 shares for each outstanding share. Our earnings per share numbers have been retroactively adjusted to reflect this pro rata issuance of shares.

	Three months ended September 30, 2014	Three months ended September 30, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	104,918,950	104,063,463
Effect of other dilutive potential ordinary shares(B)	322,877	963,592

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,241,827	105,027,055

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Weighted average number of ordinary shares used to calculate basic earnings per share(A)	104,545,109	96,297,003
Effect of other dilutive potential ordinary shares(B)	697,935	487,233

Weighted average number of ordinary shares used to calculate diluted earnings per share	105,243,044	96,784,236

(A)	Based on the total number of all classes of shares (former “A”, “B1” and “B2”) until the IPO on May 22, 2013, and on the total number of ordinary A shares from the IPO. Ordinary B shares are granted to MEP participants. Since the IPO, at the request of MEP participants, in certain circumstances Constellium N.V. is committed to repurchase these shares before the end of their vesting period. Accordingly, ordinary B shares are excluded from the calculation of the weighted average number of ordinary shares used to calculate the basic earnings per share.
(B)	Includes B shares as they give rights to income allocation and dividends and potential new ordinary shares to be issued as part of the Co-investment plan, the Equity award plan and the Free Share and Shareholding Retention Programs.

Earnings per share

(in Euros per share)	Three months ended September 30, 2014	Three months ended September 30, 2013
From continuing and discontinued operations
Basic	0.11	0.43
Diluted	0.11	0.43
From continuing operations
Basic	0.11	0.39
Diluted	0.11	0.39
From discontinued operations
Basic	—	0.04
Diluted	—	0.04

Earnings per share

(in Euros per share)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
From continuing and discontinued operations
Basic	0.65	0.69
Diluted	0.65	0.69
From continuing operations
Basic	0.65	0.65
Diluted	0.65	0.65
From discontinued operations
Basic	—	0.04
Diluted	—	0.04

NOTE 12—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment balances and movements are comprised as follows:

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2014	1	28	252	119	8	408
Additions	—	—	21	132	—	153
Disposals	—	—	—	—	—	—
Depreciation expenses	—	(1)	(27)	—	(2)	(30)
Impairment losses	—	—	—	—	—	—
Transfer during the period	—	5	50	(55)	(3)	(3)
Exchange rate movements	—	—	8	4	—	12

Net balance at September 30, 2014	1	32	304	200	3	540

At September 30, 2014
Cost	1	37	366	200	11	615
Less accumulated depreciation and impairment	—	(5)	(62)	—	(8)	(75)

Net balance at September 30, 2014	1	32	304	200	3	540

NOTE 13—INVENTORIES

Inventories are comprised of the following:

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Finished goods	106	84
Work in progress	162	136
Raw materials	123	91
Stores and supplies	28	23
NRV adjustment	(6)	(6)

Total inventories	413	328

NOTE 14—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At September 30, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—third parties—gross	—	468	—	365
Impairment allowance	—	(3)	—	(3)

Trade receivables—third parties—net	—	465	—	362
Trade receivables—related parties	—	—	—	1

Total Trade receivables—net	—	465	—	363

Finance lease receivables	23	5	26	5
Deferred financing costs—net of amounts amortized	2	4	3	3
Deferred tooling related costs	1	9	3	12
Current income tax receivables	—	25	—	41
Other taxes	10	33	13	35
Restricted cash(A)	10	—	9	—
Other	11	8	6	24

Total Other receivables	57	84	60	120

Total Trade receivables and Other	57	549	60	483

(A)	Includes €9 million (€9 million at December 31, 2013) relating to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

Aging

The aging of total trade receivables—net is as follows:

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Current	451	345
1—30 days past due	11	15
31—60 days past due	1	2
61—90 days past due	1	—
Greater than 91 days past due	1	1

Total Trade receivables—net	465	363

Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Euro	249	188
U.S. Dollar	189	155
Swiss franc	13	10
Other currencies	14	10

Total Trade receivables—net	465	363

Factoring arrangements

The Group entered into factoring arrangements with third parties for the sale of certain of the Group’s accounts receivable in Germany, Switzerland and France. Under these programs, Constellium agrees to sell to the factor eligible accounts receivable, for working capital purposes, up to a maximum financing amount of €350 million, allocated as follows:

•	€ 115 million collectively available to Germany and Switzerland; and

•	€ 235 million available to France

Under these arrangements, most of accounts receivables are sold with recourse. Sales of most of these receivables do not qualify for derecognition under IAS39 “Financial instruments: Recognition and Measurement”, as the Group retains substantially all of the associated risks and rewards. Where the Group has transferred substantially all the risks and rewards of ownership of the receivable, the receivables are de-recognized from the statement of financial position.

Under these agreements, as of September 30, 2014, the total carrying amount of the original assets factored is €305 million (December 31, 2013: €259 million), of which €250 million is recognized on the Consolidated Statement of Financial Position (December 31, 2013: €207 million) and €55 million (December 31, 2013: €52 million) have been de-recognized from the statement of financial position as the Group transferred substantially all of the associated risks and rewards to the factor.

Interest costs and other fees

During the three months ended September 30, 2014, Constellium incurred €2 million in interest and other fees (three months ended September 30, 2013: €2 million) from these arrangements that are included as finance costs (see NOTE 9—Finance Costs—Net).

During the nine months ended September 30, 2014, Constellium incurred €7 million in interest and other fees (six months ended September 30, 2013: €7 million) from these arrangements that are included as finance costs (see NOTE 9—Finance Costs—Net).

Covenants

The factoring arrangements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants other than a Group level minimum liquidity covenant that is tested quarterly. The Group was in compliance with all applicable covenants as of and for the period ended September 30, 2014.

NOTE 15—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Cash in bank and on hand	145	232
Deposits	281	1

Total Cash and cash equivalents	426	233

As at September 30, 2014, cash in bank and on hand includes a total of €6 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Group (€6 million as at December 31, 2013).

NOTE 16—SHARE CAPITAL

As at September 30, 2014, authorized share capital consists of 398,500,000 Class A ordinary shares and 1,500,000 Class B ordinary shares.

	Number of shares			In millions of Euros
	“A” Shares	“B” Shares	Preference Shares	Share capital	Share premium
As of December 31, 2013	104,076,718	950,337	5	2	162

Shares converted during the nine months ended September 30, 2014	842,228	(842,228)	—	—	—
Shares cancelled during the nine months ended September 30, 2014	—	—	(5)	—	—

As of September 30, 2014	104,918,946	108,109	—	2	162

According to Dutch law and the articles of association of Constellium N.V., the following characterizations, rights and obligations are attached to the shares:

•	Constellium N.V. shares are divided in two classes: A shares and B shares;

•	Class A ordinary shares can be held by anyone approved by the general meeting of shareholders; and

•	Class B ordinary shares can only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management equity plan, or (ii) the Company itself.

•	On May 16, 2013, the Group issued preference shares to existing shareholders and repurchased them for no consideration after dividend payment. All the preference shares were cancelled on August 13, 2014.

•	842,228 Class B ordinary shares were converted to Class A ordinary shares, of which 749,417 related to Management Equity Plan accelerated vesting.

•	On July 8, 2014, Constellium N.V. repurchased the 108,109 Class B shares from Omega Management GmbH & Co K.G.

All of the Company’s shares have a stated nominal value of €0.02 per share and attract one vote.

The Class A ordinary shares and Class B ordinary shares are entitled to an equal income allocation.

At September 30, 2014	Class “A” and “B” Shares	%
Free Float	89,396,158	85.12%
Bpifrance	12,846,969	12.23%
Other(A)(B)	2,783,928	2.65%

Total	105,027,055	100.00%

At December 31, 2013	Class “A” and “B” Shares	%
Free Float	50,526,761	48.11%
Apollo Funds	37,561,475	35.76%
Bpifrance	12,846,969	12.23%
Other(A)	4,091,850	3.90%

Total	105,027,055	100.00%

(A)	Of which 10 shares held by an affiliate of Rio Tinto Plc and the remaining by Omega Management GmbH & Co, a management investment company;
(B)	Of which 108,109 B shares held by Constellium N.V.

NOTE 17—BORROWINGS

17.1. Analysis by nature

	At September 30, 2014				At December 31, 2013
(in millions of Euros)	Amount	Type of rate	Nominal rate	Effective rate	Amount	Type of rate	Spread	Effective rate
2013 Term loan facility(A)
In U.S. Dollar	—	—	—	—	252	Floating	4.75%	6.48%
In Euro	—	—	—	—	72	Floating	5.25%	7.33%
Constellium N.V. and Constellium France SAS
Senior Notes(B)
In U.S. Dollar (due May 2024)	319	Fixed	5.75%	6.26%	—	—	—	—
In Euro (due May 2021)	299	Fixed	4.63%	5.16%	—	—	—	—
Constellium N.V.
U.S. Revolving Credit Facility(C)
In U.S. Dollar	30	Floating	—	2.51%	18	Floating	—	3.03%
Constellium Rolled Products Ravenswood, LLC
Unsecured Credit Facility(D)
Constellium N.V.	—	Floating	—	—	—	—	—	—
Others(E)	15	—	—	—	6	—	—	—

Total Borrowings	663	—	—	—	348	—	—	—

Total Non-current	616				326
Total Current	47				22

(A)	Represents amounts drawn under the previous term loan facility. On March 25, 2013, Constellium N.V. entered into a $210 million (equivalent to €152 million at the year-end exchange rate) and €45 million seven-year floating rate term loan facility. The proceeds were primarily used to repay the previous variable rate term loan facility entered into on May 25, 2012, which was therefore terminated.

At the same date, Constellium France entered into a $150 million (equivalent to €109 million at the year-end exchange rate) and €30 million seven-year floating rate term loan facility.

The 2013 term loan was guaranteed by certain of the Group subsidiaries and includes negative, affirmative and financial covenants.

(B)	Represents amounts issued under the “Senior Notes”. On May 7, 2014, Constellium N.V. issued a $400 million Senior Notes due 2024 (the “U.S. Dollar Notes” equivalent to €318 million at September 30, 2014 closing exchange rate) and a €300 million Senior Notes due 2021 (the “Euro Notes”) offering. The proceeds were primarily used to repay the 2013 term loan which was therefore terminated.

As of September 30, 2014, amounts under the Senior Notes are net of arrangement fees related to the issuance of the notes totaling €13 million and include accrued interests for €13 million.

Senior Notes are guaranteed on a senior unsecured basis by all of our current direct and indirect restricted subsidiaries that guarantee indebtedness under our Unsecured Revolving Credit Facility as of the date of the issuance of the Notes. Senior Notes include negative, affirmative covenants.

(C)	Represents amounts drawn under the U.S. Revolving Credit Facility. On May 25, 2012, Constellium Holdco II B.V., Constellium Holdings I, LLC and Constellium Rolled Products Ravenswood, LLC subsidiaries of Constellium N.V. entered into a $100 million (equivalent to €79 million at September 30, 2014 exchange rate), five-year secured asset-based variable rate revolving credit facility and letter of credit facility (“the ABL facility”). At September 30, 2014 the net maximum U.S. Revolving Credit Facility Balance amounts to $84 million (equivalent to €67 million at September 30, 2014 exchange rate). The proceeds from this ABL facility were used to repay amounts owed under the previous ABL facility entered into by Constellium Rolled Product Ravenswood, LLC on January 4, 2011.

Certain assets of the Borrower have been pledged as collateral for the ABL Facility.

As of September 30, 2014, the Group used the letter of credit for about $1 million ($1 million at the year ended December 31, 2013). U.S. Revolving Credit Facility is fully classified as a current item.

As of September 30, 2014, the Group had $43 million (equivalent to €34 million at the closing exchange rate) of unused borrowing availability under the U.S. Revolving Credit Facility (at December 31, 2013: $40 million, equivalent to €29 million at the closing exchange rate).

(D)	Concurrently with the Senior Notes, Constellium N.V. entered into a €120 million unsecured revolving credit facility with a term of three years and will be available upon consummation of the Seniors Notes.
(E)	Includes finance lease liabilities and other miscellaneous borrowings. On September 26, 2014, Constellium Automotive LLC and GE Capital signed a lease term under a sale-leaseback transaction for $11 million (equivalent to €8 million at the closing exchange rate).

17.2. Currency concentration

The composition of the carrying amounts of total non-current and current borrowings (net of unamortized arrangement fees) in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At September 30, 2014	At December 31, 2013
U.S. Dollar	357	270
Euro	303	76
Swiss Franc	3	2

Total borrowings net of unamortized debt financing costs	663	348

17.3. Movements in borrowings

The following table summarizes the movement of the Group borrowings during 2014:

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Balance at the opening	348	158
Repayments of Term Loan(A)	(331)	(156)
Proceeds received from Term Loan and Senior Notes(B)	587	351
Proceeds received from U.S. Revolving Credit Facility	12	2
Deferred arrangement fees(C)	(13)	(9)
Unamortized arrangement fees(D)	9	13
Movement in interests accrued	13	—
Translation differences	29	(12)
Movement in other financial debt(E)	9	1

Balance at the closing	663	348

(A)	As of December 31, 2013, the amount includes the repayment of the 2012 term loan ($199 million of the net U.S dollar principal equivalent to €154 million at March 25, 2013 exchange rate) and the principal repayment.

As of September 30, 2014, the amount includes the repayment of the 2013 term loan ($356 million of the net U.S dollar principal, equivalent to €257 million at May 7, 2014 exchange rate and €74 million of the net Euro principal) and the principal repayment.

(B)	As of December 31, 2013, the amount represents the value of the 2013 term loan at March 25, 2013 exchange rate (U.S. Dollar Term Loan for $360 million equivalent to €276 million at March 25, 2013 exchange rate and Euro Term Loan for €75 million).

As of September 30, 2014, the amount represents the value of the Senior Notes at May 7, 2014 exchange rate (U.S. Dollar Notes for $400 million equivalent to €287 million at May 7, 2014 exchange rate and Euro Notes for €300 million).

(C)	As of December 31, 2013, the Group recognized €9 million of arrangement fees related to 2013 term loan.

As of September 30, 2014, the Group recognized €13 million of arrangement fees related to the Senior Notes.

Arrangement fees are integrated in the effective interest rate calculation.

(D)	As of December 31, 2013 and due to the early repayment of the 2012 term loan, €13 million of arrangement fees which were not amortized, were fully recognized as financial expenses (see NOTE 9 – Finance costs—Net).

As of September 30, 2014 and due to the early repayment of the 2013 term loan, €9 million of arrangement fees which were not amortized at the date of the issuance of Senior Notes, are fully recognized as financial expenses. (see NOTE 9—Finance costs—Net).

(E)	As of September 30, 2014, other financial debt includes a new finance lease for $11 million (equivalent to €8 million at the closing exchange rate).

17.4. Main features of the Group’s borrowings

Interest

2013 Term Loan

The interest rate under both U.S. Dollar term loan facilities is the applicable U.S. Dollar interest rate (U.S. Dollar Libor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 4.75% per annum. The interest rate under both Euro term loan facilities is the applicable Euro interest rate (Euribor) for the interest period subject to a floor of 1.25% per annum, plus a margin of 5.25% per annum.

Senior Notes

Interest under Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes and will be paid semi-annually on May 15 and November 15 of each year, starting on November 15, 2014.

U.S. Revolving Credit Facility

Under the ABL Facility, interest charged is dependent upon the type of loan as follows:

(a)	Base Rate Loans will bear interest at an annual rate equal to the sum of an applicable margin comprised between 0.5% and 1.0% of the base rate, which is the greater of: (i) the prime rate in effect on any given day; (ii) the federal funds rate in effect on any given day plus 0.5% and (iii) the British Banker Association LIBOR Rate (U.S. Dollar LIBOR);

(b)	Eurodollar Rate Loans will bear interest at an annual rate equal to the sum of the Eurodollar Rate (essentially U.S. Dollar LIBOR) plus the applicable margin comprised between 1.5% and 2.0%;

Unsecured Credit Facility

Borrowings under the Unsecured Credit Facility will bear interest at the Eurocurrency rate plus a margin of 2.50% per annum. Accrued interest on each borrowings shall be payable on demand and in the event of any repayment or prepayment of any loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment.

Foreign exchange Exposure

2013 Term Loan

It is the Group policy to hedge all non-functional currency loans and deposits. In line with this policy the U.S. Dollar loans were hedged through cross currency interest rate swaps and rolling foreign exchange forwards. The notional of the cross-currency interest rate swaps amounted to $308 million on December 31, 2013. The remaining balance of the term loan was hedged by simple rolling foreign exchange forwards. The cross currency swaps had a negative fair value of €26 million at December 31, 2013. Changes in the fair value of hedges related to this translation exposure were recognized within financial costs in the consolidated income statement.

The cross currency swaps associated with this repaid term loan was settled for €26 million and is presented in Other Financing Activities in the cash flow statement.

Senior Notes

In line with the Group policy, the Dollar Notes are hedged through cross currency swaps and rolling foreign exchange forwards. The notional of the cross currency basis swaps amount to $320 million on September 30, 2014. The remaining balance of the U.S. Dollar Notes is hedged by simple rolling foreign exchange forwards. Changes in the fair value of hedges related to this translation exposure are recognized within financial costs in the consolidated income statement. The fair value of hedging instrument is €20 million as of September 30, 2014.

Financing cost

2013 Term Loan

A $2 million (equivalent to €1 million at the issue date of the term loan) and €1 million original issue discount (OID) were deducted from the Term Loan at inception. Constellium N.V. received a net amount of $209 million (€162 million at the issue date of the Term Loan) and €45 million. Constellium France received a net amount of $149 million (€115 million at the issue date of the Term Loan) and €30 million. In addition, the Group incurred debt fees of €8 million. Debt fees and OID are integrated into the effective interest rate of the term loan. Interest expenses are included in finance costs.

As of September 30, 2014 and due to the early payment of the 2013 term loan, the Group incurred exit fees for $6 million (equivalent to €4 million at the issue date of the private offering) and €2 million. Exit fees are included in finance cost.

Senior Notes

A $8 million (equivalent to €7 million at September 30, 2014 and net of amount amortized) and €6 million arrangement fees net of amount amortized were deducted from the private offering.

Arrangement fees are integrated in the effective interest rate calculation of the private offering.

U.S. Revolving Credit Facility

The €3 million U.S. Revolving Credit Facility expenses incurred in 2012 were included in Deferred financing costs and are amortized as interest expense in Finance costs—net.

A fronting fee of 0.125% per annum of the face amount of each letter of credit is expensed as incurred and payable in arrears on the last day of each calendar quarter after the letter of credit issuance.

Unsecured Credit Facility

As of September 30, 2014, transaction costs related to the Unsecured Revolving Facility are capitalized and amortized over the maturity of the credit facility (May 7, 2017). The related fees are amortized over 36 months as a finance expense.

In addition, the Group incurs commitment fees related to the Unsecured Credit Facility, equal (i) the average of the daily difference between the commitments and the aggregate principal amount of all outstanding loans, times; (ii) 1.00% per annum.

Covenants

Senior Notes

The private offerings contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

The Group was in compliance with all applicable covenants as of and for the period ended September 30, 2014.

U.S. Revolving Credit Facility

This facility contains a minimum availability covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments. It also contains customary events of default.

Constellium Rolled Products Ravenswood, LLC was in compliance with all applicable covenants as of and for the period ended September 30, 2014.

NOTE 18—TRADE PAYABLES AND OTHER

Trade payables and other are comprised of the following:

	At September 30, 2014		At December 31, 2013
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables
Third parties	—	579	—	411
Related parties	—	—	—	58

Total Trade payables	—	579	—	469

Other payables	—	43	1	32
Employees’ entitlements	16	115	16	119
Deferred revenue	18	14	18	13
Taxes payable other than income tax	—	14	—	13

Total Other	34	186	35	177

Total Trade payables and Other	34	765	35	646

NOTE 19—PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Main events of the period

During the first quarter of 2014, the Group implemented a plan amendment that had the effect of reducing benefits of the participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan. This amendment resulted in the immediate recognition of negative past service cost of €9 million (See NOTE 7—Other Gains / (Losses)—Net).

Actuarial assumptions

Pension and other post-employment benefit obligations and plan assets were updated based on the discount rates applicable as of September 30, 2014. Assumptions used (as summarized below) resulted in a €55 million actuarial loss (net of tax) recognized in Other Comprehensive Income.

(in millions of Euros)	At September 30, 2014	At December 31, 2013
	Discount Rate	Discount Rate
Switzerland	1.45%	2.35%
United States
Hourly pension	4.45%	4.95%
Salaried pension	4.60%	5.15%
OPEB	4.35%	4.85%
France	2.40%	3.50%
Germany	2.45%	3.50%

Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At September 30, 2014			At December 31, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Present value of funded obligation	(561)	—	(561)	(485)	—	(485)
Fair value of plan assets	316	—	316	277	—	277

Deficit of funded plans	(245)	—	(245)	(208)	—	(208)
Present value of unfunded obligation	(121)	(212)	(333)	(104)	(195)	(299)

Net liability arising from defined benefit obligations	(366)	(212)	(578)	(312)	(195)	(507)

Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended September 30, 2014			Three months ended September 30, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(3)	(1)	(4)	(4)	(1)	(5)
Past service cost	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Net interest	(3)	(2)	(5)	(3)	(3)	(6)
Other (losses)	—	—	—	—	—	—

Total costs recognized in the unaudited interim Consolidated Income Statement	(6)	(3)	(9)	(7)	(4)	(11)

	Nine months ended September 30, 2014			Nine months ended September 30, 2013
(in millions of Euros)	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Service cost
Current service cost	(10)	(3)	(13)	(12)	(4)	(16)
Past service cost	—	9	9	—	11	11
Curtailments	—	—	—	—	—	—
Net interest	(8)	(6)	(14)	(9)	(6)	(15)
Other (losses)	(1)	—	(1)	—	—	—

Total costs recognized in the unaudited interim Consolidated Income Statement	(19)	—	(19)	(21)	1	(20)

The expenses shown in this table are included as employee costs in the unaudited condensed interim Consolidated Income Statement within employee benefit expense and in Other gains / (losses)—net (see NOTE 6—Employee Benefit Expenses and NOTE 7—Other Gains / (Losses)—Net).

NOTE 20—PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2014	48	10	45	103
Additional provisions	1	5	3	9
Amounts used	(2)	(6)	(3)	(11)
Unused amounts reversed	(4)	—	(6)	(10)
Unwinding of discounts	2	—	—	2
At September 30, 2014	45	9	39	93

Current	9	5	27	41
Non-current	36	4	12	52

Total Provisions	45	9	39	93

Legal claims and other costs

(in millions of Euros)	At September 30, 2014	At December 31, 2013
Maintenance and customers related provisions	11	18
Litigation	19	17
Disease claims	6	6
Other	3	4

Total Provisions for legal claims and other costs	39	45

NOTE 21—CASH FROM OPERATING ACTIVITIES

(in millions of Euros)	Notes	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Cash flows from / (used in) operating activities
Net income		70	67
Less: Net income / (loss) from discontinued operations		—	(4)
Less: Net income attributable to non-controlling interests		(2)	(1)
Net income from continuing operations before non-controlling interests		68	62

Adjustments
Income tax expense	10	43	43
Finance costs—net	9	46	44
Depreciation and impairment	5,12	32	19
Restructuring costs and other provisions		(3)	(2)
Defined benefit pension costs	19	19	20
Unrealized (gains) / losses on derivatives—net and from remeasurement of monetary assets and liabilities—net	7	28	(2)
Losses on disposal and assets classified as held for sale	3,7	4	4
Share of profit of joint-ventures		—	(3)
Other		5	—
Total Adjustments		174	123
Changes in working capital
Inventories		(78)	2
Trade receivables		(96)	(67)
Margin call	23	11	4
Trade payables		103	20
Other working capital—net		(3)	(13)
Total Changes in working capital		(63)	(54)
Changes in other operating assets and liabilities
Provisions	20	(10)	(12)
Income tax paid		(10)	(8)
Pension liabilities and other post-employment benefit obligations		(37)	(32)
Total Changes in other operating assets and liabilities		(57)	(52)

Net cash flows from / (used in) operating activities		122	79

NOTE 22—FINANCIAL RISK MANAGEMENT

The Group’s financial risk management strategy is described in our annual Consolidated Financial Statements for the year ended December 31, 2013.

22.1. Market risk

(i) Foreign exchange risk

The notional principal amounts of the outstanding foreign exchange contracts at September 30, 2014 with maturities ranging between 2014 and 2018 were as follows:

Currency	Forward Exchange contracts in currency millions	Foreign Exchange Swap contracts in currency millions
CHF	38	(33)
CZK	230	756
EUR	534	78
GBP	(5)	(3)
JPY	(1,166)	(516)
SGD	—	9
USD	(765)	(105)

At September 30, 2014, the margin requirement related to foreign exchange hedges amounted to zero (€11 million at December 31, 2013).

Foreign exchange sensitivity: Risks associated with exposure to financial instruments

A 10% weakening in the September 30, 2014 closing Euro exchange rate on the value of financial instruments held by the Group at September 30, 2014 would have decreased earnings (before tax effect) as shown in the table below:

At September 30, 2014 (in millions of Euros)	Sensitivity impact
Cash and cash equivalents	3
Trade receivables	22
Trade payables	(18)
Borrowings	(39)
Metal derivatives (net)	—
Foreign exchange derivatives (net)	(48)
Cross currency swaps	28

Total	(52)

The amounts shown in the table above may not be indicative of future results since the balances of financial assets and liabilities may change.

A 10% change in the closing Euro exchange rate against currencies other than U.S. dollar would not have a material impact on earnings.

(ii) Commodity price risk

The Group is subject to the effects of market fluctuations in the price of aluminum, which is the Group’s primary metal input and a significant component of its output. The Group is also exposed to silver, copper and natural gas in a less significant way. The Group has entered into derivatives contracts to manage these risks and carries those instruments at fair value through profit or loss on the unaudited interim Consolidated Statement of Financial Position.

As of September 30, 2014, the notional principal amount of aluminum derivatives outstanding was 104,400 tons (approximately $209 million)—129,350 tons at December 31, 2013, (approximately $247 million)—with maturities ranging from 2014 to 2018, copper derivatives outstanding was 3,300 tons (approximately $26 million)—4,200 tons at December 31, 2013 (approximately $33 million)—with maturities ranging from 2014 to 2016, silver derivatives 403,639 ounces (approximately $9 million)—261,785 ounces at December 31, 2013 (approximately $6 million)—with maturities ranging from 2014 to 2015 and 1,170,000 MMBtu of natural gas futures (approximately $5 million)—900,000 MMBtu at December 31, 2013 (approximately $3 million) with maturities to 2015.

The value of the contracts will fluctuate due to changes in market prices but is intended to help protect the Group’s margin on future conversion and fabrication activities. At September 30, 2014, these contracts are directly with external counterparties.

As of September 30, 2014, the margin requirement related to aluminum hedges was zero (as of December 31, 2013, margin posted on aluminum hedges was also zero).

Commodity price sensitivity: risks associated with derivatives

Since none of the Group’s derivatives are designated for hedge accounting treatment, the net impact on earnings and equity of a 10% change in the market price of aluminum, based on the aluminum derivatives held by the Group at September 30, 2014 (before tax effect), with all other variables held constant was estimated to be €16 million (€17 million at December 31, 2013). The balances of such financial instruments may change in future periods however, and therefore the amounts shown may not be indicative of future results.

(iii) Interest rate risk

Interest rate sensitivity: risks associated with variable-rate financial instruments.

The impact (before tax effect) on income / (loss) for the period of a 50 basis point increase or decrease in the LIBOR or EURIBOR interest rates, based on the variable rate financial instruments held by the Group at September 30, 2014, with all other variables held constant, was estimated to be lower than €1 million for the periods ended September 30, 2014 and December 31, 2013. The balances of such financial instruments may not remain constant in future periods however, and therefore the amounts shown may not be indicative of future results.

22.2. Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk with financial institutions and other parties as a result of deposits and the mark-to-market on derivative transactions and from customer trade receivables arising from Constellium’s operating activities. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial asset as described in NOTE 23—Financial Instruments. The Group does not generally hold any collateral as security.

Credit risk related to deposits with financial institutions

Credit risk with financial institutions is managed by the Group’s Treasury department in accordance with a Board approved policy. Constellium management is not aware of any significant risks associated with financial institutions as a result of cash and cash equivalents deposits (including short-term investments) and financial derivative transactions.

The number of financial counterparties is tabulated below showing our exposure to the counterparty by rating type (ratings from Moody’s Investors Services).

	At September 30, 2014		At December 31, 2013
	Number of financial counterparties(A)	Exposure (in millions of Euros)	Number of financial counterparties(A)	Exposure (in millions of Euros)
Rated Aa or better	3	199	2	16
Rated A	8	183	7	222
Rated Baa	3	52	1	1

Total	14	434	10	239

(A)	Financial Counterparties for which the Group’s exposure is below €250k have been excluded from the analysis

See NOTE 14—Trade Receivables and Other for the aging of trade receivables.

22.3. Liquidity and capital risk management

The table below shows undiscounted contractual values by relevant maturity groupings based on the remaining period from September 30, 2014 and December 31, 2013 to the contractual maturity date.

	At September 30, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Over 5 years	Less than 1 year	Between 1 and 5 years	Over 5 years
Financial liabilities:
Borrowings(A)	63	130	739	41	94	341
Cross currency interest rate swaps	—	—	—	6	21	—
Net cash flows from derivatives liabilities related to currencies and metal(B)	47	36	—	18	9	—
Trade payables and other (exclude deferred revenue)	751	16	—	633	17	—

	861	182	739	698	141	341

(A)	Borrowings include the U.S. Revolving Credit Facility which is considered short-term in nature and is included in the category “Less than 1 year” and un-discounted forecasted interests on the Term Loan.
(B)	Foreign exchange options have not been included as they are not in the money.

Derivative financial instruments

The Group enters into derivatives contracts to manage operating exposure to fluctuations in foreign currency, aluminum and silver prices. These contracts are not designated as hedges for accounting purposes under IAS 39. The tables below show the undiscounted contractual values and terms of derivative instruments.

	At September 30, 2014			At December 31, 2013
(in millions of Euros)	Less than 1 year	Between 1 and 5 years	Total	Less than 1 year	Between 1 and 5 years	Total
Assets—Derivative Contracts
Aluminum futures contracts	4	—	4	1	—	1
Silver future contracts	—	—	—	—	—	—
Currency derivative contracts	24	10	34	12	7	19
Cross currency interest rate swaps	5	16	21	—	—	—

Total	33	26	59	13	7	20

Liabilities—Derivative Contracts(A)
Aluminum future contracts	5	1	6	8	2	10
Copper future contracts	1	3	4	—	2	2
Silver and natural gas future contracts	2	—	2	—	—	—
Currency derivative contracts	39	32	71	10	5	15
Cross currency interest rate swaps	—	—	—	6	21	27

Total	47	36	83	24	30	54

(A)	Foreign exchange options have not been included as they are not in the money.

NOTE 23—FINANCIAL INSTRUMENTS

The tables below show the classification of financial assets and liabilities, which includes all third and related party amounts.

Financial assets and liabilities by categories

		At September 30, 2014			At December 31, 2013
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	Total	Loans and receivables	At Fair Value through Profit and loss	Total
Cash and cash equivalents	15	426	—	426	233	—	233
Trade receivables and Finance Lease receivables	14	493	—	493	394	—	394
Other financial assets(A)		15	56	71	11	21	32

Total financial assets		934	56	990	638	21	659

		At September 30, 2014			At December 31, 2013
(in millions of Euros)	Notes	At amortized costs	At Fair Value through Profit and loss	Total	At amortized costs	At Fair Value through Profit and loss	Total
Trade payables	18	579	—	579	469	—	469
Borrowings	17	663	—	663	348	—	348
Other financial liabilities(A)		—	78	78	—	60	60

Total financial liabilities		1,242	78	1,320	817	60	877

(A)	Other financial assets and other financial liabilities are comprised of derivatives not designated as hedges and are with counterparties as follows:

	At September 30, 2014			At December 31, 2013
(in millions of Euros)	Non- current	Current	Total	Non- current	Current	Total
Derivatives (third parties)	23	33	56	7	14	21
Margin calls	—	—	—	—	11	11
Other	11	4	15	—	—	—

Other financial assets	34	37	71	7	25	32

Derivatives (third parties)	32	46	78	36	24	60

Other financial liabilities	32	46	78	36	24	60

Fair values

All the derivatives are presented at fair value in the balance sheet.

The carrying value of the Group’s borrowings approximates their fair value.

The fair values of other financial assets and liabilities approximate their carrying values, as a result of their liquidity or short maturity.

Margin calls

Constellium Finance SAS and Constellium Switzerland AG entered into agreements with some financial institutions in order to define applicable rules with regards to the setting-up of derivative trading accounts. On a daily or weekly basis (depending on the arrangement with each financial institution) all open currency or metal derivative contracts are revalued to the current market price. When the change in fair value reaches a certain threshold (positive or negative), a margin call occurs resulting in the Group making or receiving back a cash payment to/from the financial institution.

The cash deposit related to margin calls made by the Group is nil as of September 30, 2014 (€11 million at December 31, 2013).

Valuation hierarchy

The following table provides an analysis of financial instruments measured at fair value, grouped into levels based on the degree to which the fair value is observable:

Level 1 valuation is based on quoted prices (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are trade on the LME;

Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives. The method used to calculate the fair value mainly consists on discounted cash flow; and

Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At September 30, 2014 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	4	52	—	56
Other financial liabilities	9	69	—	78

At December 31, 2013 (in millions of Euros)	Level 1	Level 2	Level 3	Total
Other financial assets	1	20	—	21
Other financial liabilities	12	48	—	60

NOTE 24—SHARE EQUITY PLAN

In addition to Free share program, Shareholding retention program and Equity awards plan, the Company entered into a Co-investment plan with some managers on March 21, 2014. This Co-investment plan may grant Restricted Stock Units based on market and service conditions. Regarding the Management Equity Plan, the vesting was accelerated during the second quarter of 2014.

The expense recognized for the period ended September 30, 2014 for all the share based payments transactions amounted to €4 million.

NOTE 25—RELATED PARTY TRANSACTIONS

The Group has no related party transactions other than with directors and executive officers during the three and nine months ended September 30, 2014. Transactions with Rio Tinto LLC are unrelated since December 12, 2013 and with Apollo since March 10, 2014.

(in millions of Euros)	Three months ended September 30, 2014	Three months ended September 30, 2013
Revenue	—	1
Metal supply(A)	—	(102)
Direct expenses related to IPO(B)	—	—

(in millions of Euros)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Revenue	—	2
Metal supply(A)	—	(381)
Direct expenses related to IPO(B)	—	(15)

(A)	Purchases of metal from certain subsidiaries and affiliates of Rio Tinto, net of changes in inventory levels, are included in Cost of sales in the unaudited condensed interim Consolidated Income Statement.
(B)	Representing termination fees of the management agreement paid to the Owners.

NOTE 26—ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

As at September 30, 2014, the committed disposal plan to sell two companies from A&T operating segment is still in progress.

One of these two companies located in Tarascon-sur-Ariège was sold on October 27, 2014.

(in millions of Euros)	At September 30, 2014
Assets classified as held for sale
Inventories	4
Trade receivables and other	5
Cash and Cash equivalents	3
Other	2

14

Liabilities classified as held for sale
Provisions	—
Pensions and other post-employment benefit obligations	3
Trade payables and other	6
Other	—

9

NOTE 27—SUBSEQUENT EVENTS

On October 3, 2014, Constellium N.V. announced that it has signed a definitive agreement to acquire Wise Metals Intermediate Holdings LLC (“Wise”), a private aluminum sheet producer located in Muscle Shoals, Alabama, U.S. Under the terms of the transaction, Constellium will purchase Wise for $1.4 billion, consisting of $455 million in cash and $945 million in the assumption of Wise’s existing debt. The transaction, which was unanimously approved by the Constellium’s Board of Directors, remains subject to customary closing conditions and regulatory approvals. Closing of the acquisition is currently expected early January 2015.

Independent Auditor’s Review Report

Board of Managers

Wise Metals Intermediate Holdings LLC

Muscle Shoals, Alabama

We have reviewed the condensed consolidated financial statements of Wise Metals Intermediate Holdings LLC and subsidiaries, which comprise the balance sheet as of September 30, 2014, the related consolidated statements of operations, comprehensive income (loss), member’s deficit, and cash flows for the nine month periods ended September 30, 2014 and 2013.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with the applicable financial reporting framework.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Consolidated Balance Sheet as of December 31, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Wise Metals Intermediate Holdings LLC and subsidiaries as of December 31, 2013, and the related consolidated statements of operations and comprehensive income (loss), changes in member’s deficit, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated March 28, 2014. In our opinion, the accompanying consolidated balance sheet of Wise Metals Intermediate Holdings LLC and subsidiaries as of December 31, 2013, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

/s/ BDO USA LLP

November 18, 2014

Nashville, Tennessee

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(In USD thousands)

	September 30 2014	December 31 2013
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$25,132	$20,332
Broker deposits	1,912	1,033
Accounts receivable, less allowance for doubtful accounts of $10 in 2014 and $255 in 2013	82,691	215,727
Inventories, net	209,667	176,874
Fair value of derivative instruments	1,123	21
Prepaid and other current assets	7,654	8,585

Total current assets	328,179	422,572
Property and equipment, net	217,730	186,080
Other assets	22,622	20,293

Total assets	$568,531	$628,945

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$157,121	$106,601
Accrued expenses and other current liabilities	38,019	19,805
Current maturities of long-term debt and capital lease obligations	4,870	4,017
Borrowings under revolving credit facilities	143,955	270,589
Fair value of derivative instruments	894	68

Total current liabilities	344,859	401,080
Senior secured notes	650,000	650,000
Senior PIK toggle notes	148,632	—
Long-term debt and capital lease obligations, less current maturities	7,132	7,418
Accrued pension and OPEB obligations	7,223	7,042
Other non-current liabilities	5,452	7,221

Total liabilities	1,163,298	1,072,761
Commitments and contingencies (Note 14)
Member’s deficit:
Common member’s deficit	(590,357)	(439,895)
Accumulated other comprehensive loss	(4,410)	(3,921)

Total member’s deficit	(594,767)	(443,816)

Total liabilities and member’s deficit	$568,531	$628,945

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In USD thousands)

	Nine Months Ended September 30
	2014	2013
Net Sales	$1,056,421	$1,053,078
Cost of sales	1,002,202	982,521

Gross profit	54,219	70,557
Operating expenses
Selling, general and administrative expenses	21,091	16,247

Operating income	33,128	54,310
Other (income) expense:
Interest expense, net	54,747	42,986
Loss (gain) on derivative instruments, net	801	(3,157)

Total other expense	55,548	39,829

Net (loss) income	(22,420)	14,481
Accretion of redeemable preferred member interest	—	11,383

Net (loss) income attributable to common member	$(22,420)	$3,098

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In USD thousands)

	Nine Months Ended September 30
	2014	2013
Net (loss) income	$(22,420)	$14,481
Other comprehensive income:
Unrealized gain on available-for-sale securities	7	133
Reclassification of gain on available-for-sale securities realized in net income	(496)	—

Total other comprehensive (loss) income	(489)	133

Comprehensive (loss) income	(22,909)	14,614
Accretion of redeemable preferred member interest		11,383

Comprehensive (loss) income attributable to common member	$(22,909)	$3,231

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Unaudited)

(In USD thousands)

	2014	2013
Operating Activities
Net (loss) incomes	$(22,420)	$14,481
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	19,065	18,347
Amortization of deferred loan costs and debt discount	3,621	4,157
LIFO inventory reserve adjustments	24,387	(8,850)
Provision for bad debts	185	(300)
Gain on sale of assets	—	(71)
Reserve for other receivables	97	900
Employee retirement benefits	969	625
Non-cash equity compensation	1,388	—
Loss on derivatives, excluding cash settlements	216	1,981
Changes in cash from operating assets and liabilities:
Broker deposits	(879)	1,483
Accounts receivable	125,748	114,095
Inventories	(64,931)	(7,078)
Prepaid and other current assets	(2,129)	(2,968)
Accounts payable	54,349	8,957
Accrued expenses and other	16,646	(449)

Net cash provided by operating activities	156,312	145,310

Investing activities:
Purchases of property and equipment	(52,575)	(33,707)
Proceeds from disposals of property and equipment	—	162
Proceeds from sale of available-for-sale securities	626	—

Net cash used in investing activities	(51,949)	(33,545)

Financing activities:
Repayments on revolving credit facilities, net	(126,634)	(112,390)
Proceeds from long-term debt	148,500	6,752
Repayments of long-term debt and capital leases	(2,933)	(4,475)
Payments of debt issuance costs and other	(5,158)	(930)
Distribution to Wise Holdings—Wise Recycling cash component	(2,338)	—
Distribution to Wise Holdings	(111,000)	—

Net cash used in financing activities	(99,563)	(111,043)
Net increase in cash and cash equivalents	4,800	722
Cash and cash equivalents at beginning of period	20,332	1,308

Cash and cash equivalents at end of period including cash included with assets held for sale	$25,132	$2,030

Supplemental disclosure of cash flow information:
Interest payments	$33,272	$38,829

Equipment acquired, capital lease and direct financing	$4,007	$5,464

Capitalized interest	$2,948	$—

Distribution to Wise Holdings—Wise Recycling non-cash component	$16,092	$—

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND YEAR ENDED DECEMBER 31, 2013

(Unaudited)

(In USD thousands)

	Common Member’s Deficit	Accumulated Other Comprehensive Loss	Total Member’s Deficit	Redeemable Preferred Member Interest
Balance at December 31, 2012	$(424,493)	$(9,221)	$(433,714)	$148,036
Net loss	(920)	–	(920)	–
Other comprehensive income	–	5,300	5,300	–
Accretion of cumulative dividends associated with Redeemable Preferred Member Interest	(14,482)		(14,482)	14,482
Redemption of Redeemable Preferred Member Interest	–	–	–	(162,518)

Balance at December 31, 2013	(439,895)	(3,921)	(443,816)	–
Net loss	(22,420)	–	(22,420)	–
Other comprehensive loss	–	(489)	(489)	–
Equity-based compensation expense	1,388	–	1,388
Distribution to Wise Holdings	(111,000)	–	(111,000)
Distribution to Wise Holdings–Wise Recycling Investment	(18,430)		(18,430)

Balance at September 30, 2014	$(590,357)	$(4,410)	$(594,767)	$–

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Note 1. Organization and Basis of Presentation

Wise Metals Intermediate Holdings LLC is a private company formed in April 2014 as part of a group reorganization of Wise Metals Group LLC.

Holding Company Reorganization

In April 2014, as part of the group reorganization among entities under common control Wise Metals Holdings LLC (“Wise Holdings”), Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings” the “Company”) and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Metals Group LLC (“Wise Group”), with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings are the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings is the sole member and manager of Wise Intermediate Holdings and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Wise Metals Group LLC (“Wise Group”) is a holding company formed for the purpose of managing the operations of its wholly owned subsidiaries: Wise Alloys LLC (“Alloys”), Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, and Wise Alloys Finance Corporation. Through Wise Alloys LLC, Wise Group is one of the largest producers of aluminum can stock for the beverage industry.

Basis of Presentation

As a result of the reorganization among common control entities, these financial statements have been presented for all periods as if Wise Intermediate Holdings and its subsidiaries had always existed in their existing ownership structure. The reorganization is accounted for on the Wise Group predecessor basis as if Wise Group had always been owned by Wise Intermediate Holdings.

The accompanying unaudited consolidated financial statements of Wise Intermediate Holdings have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and include the accounts of Wise Intermediate Holdings and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions. As discussed in Note 4, on July 1, 2014 Wise Recycling LLC, a subsidiary of the Company and a Maryland limited liability company (“Wise Recycling”) was distributed through an equity transaction to Wise Holdings, the results of Wise Recycling are included in the accompanying financial statements for the periods prior to the distribution.

The consolidated financial statements, including these condensed notes, are unaudited and exclude some of the disclosures required in annual consolidated financial statements. Consolidated balance sheet data as of December 31, 2013 was derived from the Company’s audited consolidated financial statements. In management’s opinion, these unaudited consolidated financial statements include all adjustments (including normal recurring accruals)

that are considered necessary to fairly present the Company’s financial position as of September 30, 2014, and results of operations for the nine months ended September 30, 2014 and 2013.

The operating results presented for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of the operating results that may be expected for the full year.

These unaudited consolidated financial statements should be read in conjunction with the Company’s December 31, 2013 audited consolidated financial statements.

Reclassification

Certain reclassifications have been made to previously issued consolidated financial statements to conform to the current period presentation. These reclassifications had no impact on net income or net cash flows.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company’s accompanying unaudited consolidated financial statements and notes to the unaudited consolidated financial statements. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Risk

The Company transacts a significant portion of its business, consisting of both sales and purchases of aluminum, with large aluminum producers and can sheet consumers. The loss of any of these large aluminum producers or consumers whether as a customer or a vendor could have significant long-term impact upon the Company’s operations. However, management believes that another producer or consumer could absorb the business that the Company transacts with any lost producer or consumer although it may have a short-term or medium-term impact.

During the nine months ended September 30, 2014 and 2013, the Company earned 82.3% and 79.6%, respectively, of its revenue from its three largest customers. Accounts receivable balances at September 30, 2014 and 2013 for the three largest customers accounted for 62.2% and 70.3%, respectively, of the total accounts receivable balance.

During the nine months ended September 30, 2014 and 2013, the Company purchased 48.4% and 51.9%, respectively, of its raw materials from its two largest suppliers.

Available-for-Sale Securities

The Company had certain investments in marketable equity securities which were classified as available-for-sale and included as a component of prepaid and other current assets in the unaudited balance sheets. These investments were sold during the nine month period ended September 30, 2014 resulting in a recognized gain of $0.5 million. Carrying value was $0.6 million at December 31, 2013.

Equity-Based Compensation

The Company accounts for its equity-based awards in accordance with the provisions of ASC 718-10. In accordance with ASC 718-10, the Company’s economic interest units are classified as equity and the Company recognizes compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests are classified as liabilities and compensation expense is recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period. See Note 11 for further details regarding the Company’s equity-based award plan.

Note 3. Recapitalization

Wise Group—December 2013 Refinancing

On December 11, 2013 the Company completed a refinancing of its existing capital structure (the “Refinancing”). The Refinancing included (a) the issuance of $650.0 million of 8.75% senior secured notes (the “Senior Secured Notes”), (b) the amendment and restatement of the secured revolving credit facility with Wise Alloys LLC as borrower providing for borrowing capacity of up to $320.0 million (the “ABL Facility”), and (c) entering into a new secured revolving credit facility with Wise Recycling LLC as borrower providing for borrowing capacity of up to $20.0 million (the “Wise Recycling ABL Facility”). The net proceeds at closing were used to repay in full and retire the existing indebtedness with the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively the “RSA”), including both the term and delayed draw loans; redeem the cumulative convertible 10% paid-in-kind preferred member equity interests outstanding and retire other indebtedness of the Company. In addition, the common member equity interests held in escrow for the benefit of the RSA were cancelled as of the closing of the Refinancing.

Wise Intermediate Holding—PIK Toggle Notes and Capital Contribution

Following the Reorganization, on April 16, 2014, Wise Intermediate Holdings and Holdings FinCo, as co-issuers, issued $150.0 million of 9.75%/10.5% Senior PIK Toggle Notes due 2019 (the “Senior PIK Toggle Notes”). The Senior PIK Toggle Notes are senior unsecured obligations of Wise Intermediate Holdings and Holdings FinCo and are not guaranteed by Wise Group or any of its subsidiaries.

In connection with the Reorganization and related Senior PIK Toggle Notes offering, the Company obtained certain consents of the lenders under the ABL Facility. Pursuant to such consents, Wise Intermediate Holdings agreed (i) to use at least $22.5 million of the net proceeds from the offering to reduce outstanding borrowings under the ABL Facility, (ii) to retain a portion of the net proceeds from the offering at Wise Intermediate Holdings in an amount sufficient to satisfy the first two interest payments in respect of the Senior PIK Toggle Notes and (iii) not to make certain restricted payments during the year ending December 31, 2014. On April 16, 2014, Wise Intermediate Holdings contributed $22.5 million to Wise Group which it used to pay down $22.5 million of outstanding indebtedness under the ABL Facility. On May 8, 2014 Wise Intermediate Holdings distributed $110.0 million of proceeds from the Senior PIK Toggle Notes offering to Wise Holdings. On July 1, 2014, Wise Holdings began making payments to its equity holders that elected (i) to have Wise Holdings repurchase their equity interests or (ii) take a loan from Wise Holdings in proportion to such holders’ ownership in Wise Holdings. On September 25, 2014, Wise Intermediate Holdings distributed $1.0 million to Wise Holdings in support of Wise Holdings’ investment in Wise Recycling.

Note 4. Wise Recycling Transaction—Equity Distribution

On July 1, 2014 Wise Intermediate Holdings distributed its in-direct ownership interest in Wise Recycling to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Intermediate Holdings as of July 1, 2014 with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Intermediate Holdings. The results of operations for Wise Recycling are included in the accompanying financial statements for the periods prior to the distribution; its ongoing financial results after the distribution are no longer consolidated with the results of Wise Intermediate Holdings. Wise Recycling is not considered a discontinued operation for financial reporting purposes as Wise Group maintains a continuing involvement through the on-going supply contract to purchase used beverage containers (“UBCs”) from Wise Recycling, such purchases totaled $2.4 million during the three months ended September 30, 2014. Following the distribution of Wise Recycling to Wise Holdings, effective July 1, 2014, Wise Recycling entered into a Contribution agreement with Source Recycling LLC (“Source”) whereby Wise Recycling contributed five of its seven business units and Source contributed certain of its assets related to its business to Wise Recycling I, LLC, a newly-formed entity (“Wise Recycling I”). As consideration, Wise Holdings received a 40% non-controlling common interest along with preferred equity securities in Wise Recycling I. The Company did not receive any cash proceeds from this transaction. Source has management and voting control of Wise Recycling I, with Wise Holdings retaining certain protective governance rights. Wise Holdings will account for its ownership in Wise Recycling I under the equity method of accounting as both voting and management control of the new entity is held by Source.

Note 5. Inventories, Net

Inventories consisted of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	September 30 2014	December 31, 2013
Manufacturing inventories
Raw materials	$45,575	$23,014
Work in progress	97,992	71,931
Finished goods	78,659	74,098
LIFO adjustment	(48,650)	(24,264)

Total manufacturing inventories	173,576	144,779
Supplies inventory	36,091	32,095

Total inventories, net	$209,667	$176,874

Manufacturing inventories for Alloys are stated at the lower of cost or market based on the last-in-first-out (“LIFO”) method. If the first-in-first-out (“FIFO”) method had been used to compute the excess of replacement or current cost over LIFO at September 30, 2014 and December 31, 2013, inventories would have been $48.7 million and $24.3 million higher, respectively. Increases in inventory quantities and raw material costs in 2014 resulted in the net addition of LIFO inventory layers which are carried at lower costs than current year purchases, the effect of which increased cost of sales by $24.4 million for the nine months ended September 30, 2014. Changes in inventory quantities and raw material costs in 2013 resulted in partial liquidation of LIFO inventory layers, the effect of which decreased cost of sales by $8.9 million for the nine months ended September 30, 2013. Supplies inventory is valued on an average cost basis.

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	Estimated Useful Lives in Years	September 30, 2014	December 31, 2013
Land, buildings and improvements	20 to 40	$23,455	$26,552
Machinery and equipment	5 to 30	277,074	258,974
Furniture, fixtures and other	3 to 10	31,115	24,153
Construction in progress		74,542	53,843

Total cost		406,186	363,522
Less: accumulated depreciation and amortization		(188,456)	(177,442)

Property and equipment, net		$217,730	$186,080

Depreciation and amortization expense is included in cost of sales on the consolidated statements of operations and was $19.1 million and $18.3 million for the nine months ended September 30, 2014 and 2013, respectively. Capital expenditures for property and equipment include a cumulative capitalized interest adjustment of $2.9 million recorded during the nine months ended September 30, 2014.

Equipment under capital lease of $2.4 million is included within machinery and equipment as of September 30, 2014.

Note 7. Fair Value of Financial Instruments

The Company’s financial instruments include: cash and cash equivalents; broker deposits; accounts receivable; accounts payable; metal option and forward contracts; marketable securities; letters of credit; short-term borrowings and long-term debt.

The carrying amounts of cash and cash equivalents, broker deposits, accounts receivable and accounts payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of the Company’s letters of credit is deemed to be the amount of payment guaranteed on the Company’s behalf by third party financial institutions. The Company determines the fair value of its short-term borrowings and long-term debt based on various factors including maturity schedules and current market rates. The Company also used quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt and marketable securities.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table summarizes the valuation of the Company’s financial instruments, that are required to be measured at fair value on a recurring basis, based on the appropriate level of the fair value hierarchy as of September 30, 2014 and December 31, 2013 (in thousands):

	September 30, 2014
	Total	Level 1	Level 2	Level 3
Available for sale securities	$—	$—	$—	$—
Derivative assets	1,123	—	1,123	—
Derivative liabilities	(894)	—	(894)	—

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Available for sale securities	$619	$619	$—	$—
Derivative assets	21	—	21	—
Derivative liabilities	(68)	—	(68)	—

There were no transfers into or out of Level 3 during the periods ended September 30, 2014 and December 31, 2013.

As more fully described in Note 9, aluminum futures contracts are fair valued using market prices as published by the London Metal Exchange, which is an active market. Natural gas forwards are fair valued using market prices as published by the New York Mercantile Exchange, which is an active market. Aluminum option contracts and natural gas option contracts are valued using a Black Scholes model with observable market inputs for aluminum, natural gas and interest rates. As such, these derivative instruments are included in Level 2.

Assets and Liabilities Disclosed at Fair Value, but Not Recognized at Fair Value

The Company’s debt obligations consist of both variable and fixed rate securities. The secured and revolving credit facilities include variable rates based on the prime rate or the LIBOR rate plus a spread. The senior secured notes and senior PIK toggle notes include fixed rates of 8.75% and 9.75%, respectively, and trade within a private market. The fair value of these debt obligations, determined by using market trading prices and a discounted cash flow approach based on current rates offered for debt with similar terms, credit risk, and maturities (Level 2), was $1,007 million and $968 million as of September 30, 2014 and December 31, 2013, respectively. See Note 8 for additional information about the Company’s financing arrangements.

Note 8. Financing Arrangements

The Company’s borrowings consisted of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	September 30, 2014	December 31, 2013
Secured and revolving credit facilities	$143,955	$270,589
Senior secured notes	650,000	650,000
Senior PIK toggle notes, net of discount	148,632	—
Capital lease obligations	2,384	205
Other notes payable	9,618	11,230

Total debt obligations	954,589	932,024
Less: current portion	(148,825)	(274,606)

Total long-term debt	$805,764	$657,418

Senior Secured Notes

The Senior Secured Notes were issued December 11, 2013 at par and bear interest at 8.75% payable semiannually in arrears on June 15 and December 15 of each year. The Senior Secured Notes mature on December 15, 2018. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, Listerhill Total Maintenance Center LLC and Alabama

Electric Motor Services LLC. Wise Recycling and its wholly owned subsidiary Wise Recycling West LLC are neither issuers nor guarantors of the Senior Secured Notes and are considered unrestricted subsidiaries under terms of the indenture governing the Senior Secured Notes. Wise Intermediate Holdings is neither an issuer nor guarantor of the Senior Secured Notes.

Senior PIK Toggle Notes

The Senior PIK Toggle Notes were issued April 16, 2014 at 99% of face amount, or a discount of $1.5 million by Wise Intermediate Holdings and Holdings FinCo (a direct wholly-owned subsidiary of Wise Intermediate Holdings), as co-issuers. The Senior PIK Toggle Notes mature on June 15, 2019. The Senior PIK Toggle Notes are senior unsecured obligations of Wise Intermediate Holdings and Holdings FinCo and are not guaranteed by Wise Group or any of its subsidiaries. Interest is payable semi-annually on June 15 and December 15 of each year. The first and last interest payments on the Senior PIK Toggle Notes are required to be paid in cash at the cash interest rate of 9.75%. For each other interest period, Wise Intermediate Holdings is required to pay interest in cash, unless certain conditions are satisfied, in which case Wise Intermediate Holdings may elect to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%. Although Wise Holdings and Holdings FinCo are the sole obligors under the Senior PIK Toggle Notes and Wise Group does not guarantee the obligations under the Senior PIK Toggle Notes, Wise Group expects to fund all cash interest payments related to the Senior PIK Toggle Notes through cash dividends to Wise Intermediate Holdings.

Secured and Revolving Credit Facilities

ABL Facility

The ABL Facility provides for a borrowing capacity of $320.0 million, subject to borrowing base limitations, matures on September 14, 2018, and bears interest at rates ranging either from 0.75% to 1.25% over the prime interest rate or 1.75% to 2.25% over the LIBOR rate based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The rate on the ABL Facility based upon the prime interest rate was 4.25% and 2.20% based on LIBOR at September 30, 2014. The Company also incurs an unused line fee of 0.375% of the average available but unused borrowing capacity under the ABL Facility.

At September 30, 2014, the Company had $144.0 million of outstanding cash borrowings and $2.6 million of outstanding letters of credit against the ABL Facility. Of the $144.0 million outstanding at September 30, 2014, the applicable interest rate for $135.0 million was LIBOR and the applicable interest rate for $9.0 million was the prime interest rate.

The ABL Facility is considered short term based on its terms, the material adverse effect language included within the credit agreement and the provision, under certain circumstances, for the use of a lockbox which would require the use of working capital to reduce the debt outstanding. The Company’s ability to borrow the full available amount of the ABL Facility is limited by the available borrowing base as determined based on a borrowing base formula which relates to the collateral value of trade receivables and inventory on a basis approximating the lower of current cost (on a FIFO basis) or fair market value. This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Availability at September 30, 2014 was $60.6 million.

As of September 30, 2014, the Company was in compliance with the covenants under the ABL Facility. Under the ABL Facility, the Company’s most restrictive covenant is a fixed charge coverage ratio which is set at 1.0 to 1.0 measured on a twelve month trailing basis. Evaluation of the fixed charge coverage ratio is only required if the Company’s excess availability falls below the greater of 10.0% of the aggregate borrowing base or $32.0 million. The Company’s excess availability as calculated at September 30, 2014 was greater than $32.0 million. The failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company recorded $2.4 million of capital lease obligations as of September 30, 2014 primarily related to mobile equipment utilized in its manufacturing facility. Certain of these leases had previously been classified as operating leases. See Note 12.

The Company had other notes outstanding at September 30, 2014 in the amount of $9.6 million. These notes mature through 2021 with interest rates ranging from 3.8% to 7.3%. Substantially all of the assets of the Company are pledged as collateral for the Company’s financing arrangements.

Minimum principal payments due on long-term debt excluding the secured and revolving credit facilities which are classified as current and the debt discount on the Senior PIK Toggle Notes, at September 30, 2014 are as follows for the years indicated (in thousands):

October 1 to December 31, 2014	$1,217
2015	5,242
2016	2,309
2017	991
2018	650,993
Thereafter	151,250

Total	$812,002

Note 9. Derivatives and Hedging Activity

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply contracts, the Company uses commodity futures and option contracts. In addition, the Company from time to time enters into natural gas forward purchases and holds natural gas futures and options.

Accounting regulations require companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivative assets and liabilities are presented within current assets and current liabilities on the unaudited consolidated balance sheets. Derivatives that do not qualify and are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the statement of operations. The Company has elected not to designate any of its derivative instruments as cash flow hedges under the guidance.

The Company records the unrealized gains and losses on its derivative instruments in earnings as they occur. The table below summarizes these gains and losses for the nine months ended September 30, 2014 and 2013, all of which were presented within the loss (gain) on derivative instruments, net line item within the unaudited consolidated statements of operations (in thousands):

	Nine Months Ended September 30
	2014	2013
Description of derivative instrument
Aluminum futures and options	$801	$(3,157)
Natural gas futures and options	—	—

Net loss (gain) on derivatives	$801	$(3,157)

In connection with the Company’s futures activity, the Company maintains lines of credit with brokers to cover unrealized losses on futures contracts. The Company also uses options to manage price exposure with respect to firm commitments to purchase or sell aluminum.

The Company recognizes all derivative instruments as either assets or liabilities at their estimated fair value in the unaudited consolidated balance sheets. The following table presents the carrying values, which were recorded at fair value, of derivative instruments outstanding as of September 30, 2014 and December 31, 2013 (in thousands):

	September 30, 2014	December 31, 2013
Aluminum derivative assets	$1,123	$21
Natural gas derivative assets	—	—

Total derivative assets	1,123	21
Aluminum derivative liabilities	(894)	(68)
Natural gas derivative liabilities	—	—

Total derivative liabilities	(894)	(68)

Net derivative assets (liabilities)	$229	$(47)

See Note 7 for additional information regarding fair value of the Company’s financial instruments.

The Company’s derivative financial assets and liabilities have historically been aluminum and natural gas futures and options contracts. As of September 30, 2014, the Company had futures and option contracts for 19 million pounds of aluminum, there were no natural gas contracts outstanding.

Aluminum futures contracts are fair valued using market prices as published by the London Metal Exchange, which is an active market. Natural gas forwards are fair valued using market prices as published by the New York Mercantile Exchange, which is an active market. Aluminum option contracts and natural gas option contracts are valued using a Black Scholes model with observable market inputs for aluminum, natural gas and interest rates. As such, these derivative instruments are included in Level 2.

The Company is exposed to credit loss in the event of nonperformance of counterparties to open positions, commodity futures, and option contracts. This exposure is limited to those instances where the Company is in a net unrealized gain position. This credit risk is managed by monitoring position limits.

Note 10. Employee Benefit Plans

Pension and Other Post-Employment Benefits

Net periodic benefit cost related to pension and other post-employment benefit obligations (“OPEB”) for the nine months ended September 30, 2014 and 2013 were as follows (in thousands):

	Nine Months Ended September 30
	2014	2013
Net period pension cost	$924	$580
Net periodic OPEB cost	$45	$45

The Company contributed $0.8 million and less than $0.1 million to the pension and OPEB plans, respectively, during the nine months ended September 30, 2014. The Company anticipates making approximately $0.4 million and $0.1 million of funding payments to the pension and OPEB plans, respectively, during the remainder of the year ending December 31, 2014.

Multiemployer Pension Plans

Per the terms of its collective bargaining arrangements, the Company participates in various union sponsored multiemployer pension plans. Contributions are calculated per the terms of the labor agreements and amounted to $2.4 million and $2.7 million for the nine months ended September 30, 2014 and 2013, respectively.

The risks of participating in these multiemployer plans are different than single employer plans in the following aspects: assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and if the Company chooses to stop participating in one of its multiemployer plans, it may be required to pay the plan an amount based on the unfunded status of the plan, referred to as withdrawal liability.

Defined Contribution Plans—401K

The Company also maintains defined contribution plans for all of its employees. The Company matches at a 50% rate the employee’s elected deferral up to the first 6% of the salary deferral. Additionally, the Company makes an annual contribution based on a defined formula. Company contributions to the defined contribution plans were $2.4 million and $3.2 million for the nine month ended September 30, 2014 and 2013, respectively.

Restructuring

The Company recorded a $0.9 million restructuring charge during the nine month period ended September 30, 2014 associated with a reduction-in-force program and related matters. These charges are included within selling, general and administrative expenses on the unaudited consolidated statement of operations. Of this amount, $0.7 million was paid in cash during the nine months ended September 30, 2014 with the balance to be paid over the next 3 to 9 months.

Note 11. Equity-Based Award Plan

On February 28, 2014 Wise Group’s Board of Managers adopted the Wise Metals Group LLC 2014 Equity Incentive Plan (the “Plan”). The Plan provides that up to 176.5 units or 15% of the fully diluted units of the Company, as of the effective date, are available for grant. In accordance with the Plan the grants may be made to officers, employees, and other service providers of the Company. Awards may be granted as either economic interest units or phantom interest. Economic interest units are non-voting equity interests that provide the holder the right to share in the net profits, net losses, or similar items of gain or loss and to receive distributions from the Company. Phantom interests are unfunded and unsecured promises to pay cash compensation that mirrors the economic distributions of economic interest units.

The Company accounts for its equity-based awards in accordance with the provisions of ASC 718-10. In accordance with ASC 718-10, the Company’s economic interest units are classified as equity and the Company recognizes compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests are classified as liabilities and compensation expense is recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period.

In connection with the Reorganization described in Note 1, Wise Holdings assumed the obligations under the Plan during the second quarter of 2014. All awards granted under the Plan have been transferred to the name of Wise Holdings. Awards granted under the Plan as of September 30, 2014 are to employees of Wise Intermediate Holdings; as such the related equity-based compensation expense is included within selling, general and administrative expenses on the Wise Intermediate Holdings unaudited consolidated statement of operations.

On February 28, 2014, the Company granted 111.4 economic interest units to certain key executives of the Company. No phantom units have been granted under the Plan. The economic interest units vest upon issuance and include a divestiture feature whereby the units are forfeited ratably if the employee terminates prior to providing four years of service. Compensation expense is recognized straight-line over this four year in-substance service period. The awards include an acceleration clause in the event of a change of control. The fair value of the economic interest units was determined based on a valuation study conducted by a third party independent appraiser and associated Company input. Equity-based compensation expense of $1.4 million has been recognized for the nine months ended September 30, 2014. Unrecognized equity-based compensation expense of $8.1 million will be recognized ratably over the next 41 months.

Note 12. Leases

The Company leases mobile equipment under both capital and operating lease arrangements. Future minimum lease payments at September 30, 2014 for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in thousands):

	Operating Leases	Capital Leases
October 1 to December 31, 2014	$539	$269
2015	1,727	934
2016	796	786
2017	356	608
2018	53	214
Thereafter	—	29

Total minimum future payments	$3,471	2,840

Less imputed interest		(456)
Less current portion		(789)

Long-term capital lease obligations		$1,595

Rent expense is included in both cost of sales and selling, general and administrative expense on the unaudited consolidated statements of operations for the nine months ended September 30, 2014 and 2013 as follows (in thousands):

	Nine Months Ended September 30
	2014	2013
Cost of sales	$5,262	$6,048
SG&A	190	188

Total rent expense	$5,452	$6,236

Note 13. Redeemable Preferred Membership Equity Interest

In December 2013 all outstanding preferred equity interests were redeemed at par for an aggregate redemption amount of $162.5 million including accrued paid-in-kind interest of $42.5 million and all rights associated with the preferred equity interest terminated.

Note 14. Commitments and Contingencies

Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for the Company and for the aluminum industry in general.

In connection with the Company’s acquisition of the Listerhill, Southern Reclamation and Sheffield facilities in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the facilities. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18.0 million to address them. Pursuant to the facility purchase agreement, the prior owner of the facilities, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify the Company against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004 subject to certain limitations. Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18.0 million to remediate. Although Alcoa has conducted some on-site environmental investigations and sampling, submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, commenced cleanup activities with respect to the areas of concern, and has obtained No Further Action letters from AEDM with respect to some of the areas of concern. Alcoa has not yet completed its cleanup obligations at the facilities. The $18.0 million estimate has not been updated to reflect cleanup activities conducted and No Further Action letters received by Alcoa since 1999.

The Company is also party to an Environmental Cooperation Agreement (“ECA”) with Alcoa, which is Reynolds’ successor. The ECA addresses, among other things, the use of a surface water ditch system by both the Company and Alcoa, the use of process water retention ponds on Alcoa’s property and certain surface drainage easements across the Company’s property. The ECA was set to expire in December 2009, with automatic two year renewal periods unless either party elects to terminate, in which event the ECA will terminate one year following such election. Neither party elected to terminate the agreement. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations or any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the agreement, or damage or loss to property and injury to or death of any persons.

On June 27, 2014, ADEM reportedly received an anonymous complaint alleging that Wise Alloys knowingly violated environmental requirements, including failure to report unidentified violations, the presence of a leaking PCB transformer, unidentified air pollution equipment not being in good operating shape, acceptance of outside waste water that led to alleged exceedances, and improper control of a chrome reduction plant that allegedly may have resulted in chromium being sent to a non-hazardous waste landfill. On July 9, 2014, ADEM conducted an inspection regarding the alleged PCB issues. As a result of that inspection, ADEM identified a number of potential issues at the Southern Reclamation site, including alleged leakage/spills requiring cleanup, labeling/marking issues, recordkeeping, and exceedance of storage-for-disposal limits. The Company has retained a consultant that is developing a proposal for cleaning and proper disposition of such equipment and addressing some minor PCB soil contamination in close proximity to such equipment. The estimated cost of this PCB-related work (excluding any soil remediation) is less than $0.1 million. The estimated cost of any PCB-related soil remediation is expected to be less than $0.1 million. ADEM has verbally indicated that a PCB enforcement action is probable. The amount of any potential liability for penalties cannot be estimated at this time. The Company does not believe that any of the non-PCB-related allegations in the anonymous complaint constitute a violation of environmental law. No governmental notice of violation has been received by the Company regarding any of the allegations in the anonymous complaint.

The Company is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to have a material adverse effect of the Company’s financial position, results of operations, or cash flows.

Note 15. Related Party Transactions

The Company purchases used beverage containers (“UBCs”) which are used in its production process from Wise Recycling and Wise Recycling I. As of September 30, 2014, amounts owed to these affiliated entities were $2.7 million which are included in accounts payable on the consolidated balance sheets.

The Company was the primary customer under a Dry Lease Agreement (the “Dry Lease”) for charter usage of a Dassault Falcon 200 aircraft (the “Plane”). The Plane is owned by WDA, LLC (“WDA”). David D’Addario, the Company’s Chief Executive Officer, has a 99% interest in WDA. Under the Dry Lease, WDA has the first right to use of the Plane. The Company pays direct operating costs for actual use, including fuel and crew costs. These costs will vary based upon the distance and number of days of the trip. In addition, the Company pays a flat fee for actual maintenance and management fees based on its percentage use of the Plane, and for miscellaneous expenses, including training and insurance. The Company incurred expenses of $0.3 million and $0.8 million related to the Plane for the nine months ended September 30, 2014 and 2013, respectively. The Plane was decommissioned during the first quarter of 2014. The Company recorded charges of $0.1 million and $0.9 million during the nine months ended September 30, 2014 and 2013, respectively, to write-down investment in WDA to expected net realizable value.

Note 16. Supplemental Guarantor Information

In December 2013 the Wise Group issued Senior Secured Notes in a private offering. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers (collectively the “Subsidiary Issuers”) and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (collectively the “Guarantors”). Each of the above entities is 100% owned and is considered restricted in accordance with the indenture governing the Senior Secured Notes. Wise Recycling and its subsidiary (the “Non-Guarantor”) is neither an issuer nor guarantor of the Senior Secured Notes and is considered an unrestricted entity under terms of the indenture governing the Senior Secured Notes. Wise Metals Intermediate Holdings LLC (“Parent”) is neither an issuer nor guarantor of the Senior Secured Notes. Wise Group and its subsidiaries are neither issuers nor guarantors of the debt obligations of Wise Intermediate Holdings, see Note 8.

The following tables present the consolidating unaudited balance sheets for the Parent, Subsidiary Issuers, Guarantors and Non-Guarantor as of September 30, 2014 and 2013 and the related unaudited statements of operations and cash flows for the nine months ended September 30, 2014 and 2013. The Subsidiary Issuers, Guarantors and Non-Guarantor are 100% owned subsidiaries of the Parent. See Note 4 regarding Wise Recycling. Investments in subsidiaries are accounted for by the Parent under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent investment accounts and earnings. The accounting policies used in the preparation of these schedules are consistent with those followed in the consolidated financial statements for the periods presented.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2014

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$7,724	$67	$17,341	$—	$—	$25,132
Broker deposits	—	—	1,912	—	—	1,912
Accounts receivable, less allowance for doubtful accounts	—	—	82,691	—	—	82,691
Inventories, net	—	—	209,667	—	—	209,667
Fair value of derivative instruments	—	—	1,123	—	—	1,123
Prepaid and other current assets	—	577	7,077	—	—	7,654

Total current assets	7,724	644	319,811	—	—	328,179

Property and equipment, net	—	—	217,730	—	—	217,730
Intercompany receivables	—	2,933	—	—	(2,933)	—
Investment in subsidiaries	(452,754)	—	—	—	452,754	—
Other assets	4,386	14,200	4,036	—	—	22,622

Total assets	$(440,644)	$17,777	$541,577	$—	$449,821	$568,531

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$—	$482	$156,639	$—	$—	$157,121
Accrued expenses and other current liabilities	4,266	20,780	12,973	—	—	38,019
Current maturities of long-term debt and capital lease obligations	—	—	4,870	—	—	4,870
Borrowings under revolving credit facility	—	—	143,955	—	—	143,955
Fair value of derivative instruments	—	—	894	—	—	894

Total current liabilities	4,266	21,262	319,331	—	—	344,859
Senior secured notes	—	650,000	—	—	—	650,000
Senior PIK toggle notes	148,632	—	—	—	—	148,632
Long-term debt and capital lease obligation, less current maturities	—	—	7,132	—	—	7,132
Accrued pension and OPEB obligations	—	—	7,223	—	—	7,223
Intercompany payables	1,225	—	1,708	—	(2,933)	—
Other non-current liabilities	—	—	5,452	—	—	5,452

Total liabilities	154,123	671,262	340,846	—	(2,933)	1,163,298
Member’s (deficit) equity:
Common member’s (deficit) equity	(590,357)	(653,485)	205,141	—	448,344	(590,357)
Accumulated other comprehensive loss	(4,410)	—	(4,410)	—	4,410	(4,410)

Total member’s (deficit) equity	(594,767)	(653,485)	200,731	—	452,754	(594,767)

Total liabilities and member’s (deficit) equity	$(440,644)	$17,777	$541,577	$—	$449,821	$568,531

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$9	$1,094	$927	$—	$2,030
Broker deposits	—	—	1,325	—	—	1,325
Accounts receivable, less allowance for doubtful accounts	—	—	63,460	9,922	—	73,382
Inventories, net	—	—	205,470	10,382	—	215,852
Fair value of derivative instruments	—	—	—	—	—	—
Prepaid and other current assets	—	866	7,377	402	—	8,645

Total current assets	—	875	278,726	21,633	—	301,234
Property and equipment, net	—	—	165,992	7,282	—	173,274
Intercompany receivables	—	—	1,598	81	(1,679)	—
Investment in subsidiaries	(430,483)	—	—	—	430,483	—
Other assets	—	2,647	5,559	360	—	8,566

Total assets	$(430,483)	$3,522	$451,875	$29,356	$428,804	$483,074

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$—	$586	$151,405	$3,918	$—	$155,909
Accrued expenses and other current liabilities	—	5,548	10,702	1,266	—	17,516
Current maturities of long-term debt and capital lease obligations	—	4,000	4,017	220	—	8,237
Borrowings under revolving credit facility	—	—	136,874	—	—	136,874
Fair value of derivative instruments	—	—	100	—	—	100

Total current liabilities	—	10,134	303,098	5,404	—	318,636
Senior secured notes	—	—	—	—	—	—
Long-term debt and capital lease obligation, less current maturities	—	415,506	5,128	430	—	421,064
Accrued pension and OPEB obligations	—	—	12,416	—	—	12,416
Intercompany payables	—	1,679	—	—	(1,679)	—
Other non-current liabilities	—	—	2,022	—	—	2,022

Total liabilities	—	427,319	322,664	5,834	(1,679)	754,138
Redeemable preferred member interest	—	159,419	—	—	—	159,419
Member’s (deficit) equity:
Common member’s (deficit) equity	(421,395)	(583,216)	138,299	23,522	421,395	(421,395)
Accumulated other comprehensive loss	(9,088)	—	(9,088)	—	9,088	(9,088)

Total member’s (deficit) equity	(430,483)	(583,216)	129,211	23,522	430,483	(430,483)

Total liabilities and member’s (deficit) equity	$(430,483)	$3,522	$451,875	$29,356	$428,804	$483,074

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
Net Sales	$—	$—	$998,177	$71,060	$(12,816)	$1,056,421
Cost of sales	—	—	942,131	72,887	(12,816)	1,002,202

Gross profit (loss)	—	—	56,046	(1,827)	—	54,219
Operating expenses
Selling, general and administrative expenses	1,294	15,299	1,251	3,247	—	21,091

Operating income (loss)	(1,294)	(15,299)	54,795	(5,074)	—	33,128
Other (income) expense:
Interest expense, net	7,219	45,322	2,118	88	—	54,747
Loss on derivative instruments, net	—	—	801	—	—	801
Equity in earnings of subsidiaries	13,907	—	—	—	(13,907)	—

Total other (income) expense	21,126	45,322	2,919	88	(13,907)	55,548

Net (loss) income	(22,420)	(60,621)	51,876	(5,162)	13,907	(22,420)
Accretion of redeemable preferred member interest	—	—	—	—	—	—

Net (loss) income attributable to common members	(22,420)	(60,621)	51,876	(5,162)	13,907	(22,420)

Other comprehensive income	(489)	—	(489)	—	489	(489)

Comprehensive (loss) income	$(22,909)	$(60,621)	$51,387	$(5,162)	$14,396	$(22,909)

Comprehensive (loss) income attributable to common members	$(22,909)	$(60,621)	$51,387	$(5,162)	$14,396	$(22,909)

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
Net Sales	$—	$—	$957,989	$132,324	$(37,235)	$1,053,078
Cost of sales	—	—	884,130	135,626	(37,235)	982,521

Gross profit (loss)	—	—	73,859	(3,302)	—	70,557
Operating expenses
Selling, general and administrative expenses	—	11,186	942	4,119	—	16,247

Operating income (loss)	—	(11,186)	72,917	(7,421)	—	54,310
Other (income) expense:
Interest expense, net	—	31,496	11,455	35	—	42,986
Loss on derivative instruments, net	—	—	(3,157)	—	—	(3,157)
Equity in earnings of subsidiaries	(14,481)	—	—	—	14,481	—

Total other (income) expense	(14,481)	31,496	8,298	35	14,481	39,829

Net (loss) income	14,481	(42,682)	64,619	(7,456)	(14,481)	14,481
Accretion of redeemable preferred member interest	11,383	11,383	—	—	(11,383)	11,383

Net (loss) income attributable to common members	3,098	(54,065)	64,619	(7,456)	(3,098)	3,098

Other comprehensive income	133	—	133	—	(133)	133

Comprehensive (loss) income	$14,614	$(42,682)	$64,752	$(7,456)	$(14,614)	$14,614

Comprehensive (loss) income attributable to common members	$3,231	$(54,065)	$64,752	$(7,456)	$(3,231)	$3,231

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
Operating Activities
Net income (loss)	$(22,420)	$(60,621)	$51,876	$(5,162)	$13,907	$(22,420)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	18,357	708	—	19,065
Amortization of deferred loan costs and debt discount	556	2,526	539	—	—	3,621
LIFO inventory reserve adjustments	—	—	24,387	—	—	24,387
Provision for bad debts	—	—	(64)	249	—	185
Reserve for other receivables	—	—	97	—	—	97
Employee retirement benefits	—	—	969	—	—	969
Non-cash equity compensation	—	1,388	—	—	—	1,388
Equity in earnings of subsidiaries	13,907	—	—	—	(13,907)	—
Loss on derivatives, excluding cash settlements	—	—	216	—	—	216
Changes in cash from operating assets and liabilities:
Broker deposits	—	—	(879)	—	—	(879)
Accounts receivable	—	—	125,418	(895)	—	124,523
Inventories	—	—	(66,693)	1,762	—	(64,931)
Prepaid and other current assets	—	1,986	(2,992)	102	—	(904)
Accounts payable	—	(4,037)	57,343	1,043	—	54,349
Accrued expenses and other	4,266	12,946	(1,560)	994	—	16,646

Net cash provided by (used in) operating activities	(3,691)	(45,812)	207,014	(1,199)	—	156,312
Investing activities:
Purchases of property and equipment	—	—	(52,477)	(98)	—	(52,575)
Proceeds from sale of available-for-sale securities	—	—	626	—	—	626

Net cash used in investing activities	—	—	(51,851)	(98)	—	(51,949)
Financing activities:
Repayments on revolving credit facility, net	—	—	(126,188)	(446)	—	(126,634)
Proceeds from senior PIK toggle notes	148,500	—	—	—	—	148,500
Payments on long-term debt and capital leases	—	—	(2,831)	(102)	—	(2,933)
Payments of debt issuance costs and other	(4,810)	—	(348)	—	—	(5,158)
Equity contribution to Subsidiary	(22,500)	22,500	—	—	—	—
Distribution to Wise Holdings—Wise Recycling cash component	—	—	—	(2,338)	—	(2,338)
Distribution to Wise Holdings	(111,000)	—	—	—	—	(111,000)
Intercompany borrowings/(repayments), net	1,225	23,370	(26,855)	2,260	—	—

Net cash (used in) provided by financing activities	11,415	45,870	(156,222)	(626)	—	(99,563)
Net (decrease) increase in cash and cash equivalents	7,724	58	(1,059)	(1,923)	—	4,800
Cash and cash equivalents at beginning of period	—	9	18,400	1,923	—	20,332

Cash and cash equivalents at end of period	$7,724	$67	$17,341	$—	$—	$25,132

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non- Guarantor(d)	Eliminations	Consolidated
Operating Activities
Net income (loss)	$14,481	$(42,682)	$64,619	$(7,456)	$(14,481)	$14,481
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	17,202	1,145	—	18,347
Amortization of deferred loan costs and debt discount	—	3,331	826	—	—	4,157
Non cash loss on extinguishment of debt	—	—	—	—	—	—
LIFO inventory reserve adjustments	—	—	(8,850)	—	—	(8,850)
Provision for bad debts	—	—	(300)		—	(300)
Gain on sale of assets	—	—	—	(71)	—	(71)
Reserve for other receivables	—	—	900	—	—	900
Employee retirement benefits	—	—	625	—	—	625
Equity in earnings of subsidiaries	(14,481)	—	—	—	14,481	—
Loss on derivatives, excluding cash settlements	—	—	1,981	—	—	1,981
Changes in cash from operating assets and liabilities:
Broker deposits	—	—	1,483	—	—	1,483
Accounts receivable	—	—	116,489	(2,394)	—	114,095
Inventories	—	—	(9,036)	1,958	—	(7,078)
Prepaid and other current assets	—	259	(3,133)	(94)	—	(2,968)
Accounts payable	—	258	9,093	(394)	—	8,957
Accrued expenses and other	—	(634)	205	(20)	—	(449)

Net cash provided by (used in) operating activities	—	(39,468)	192,104	(7,326)	—	145,310
Investing activities:
Purchases of property and equipment	—	—	(32,718)	(989)	—	(33,707)
Proceeds from disposals of property and equipment	—	—	—	162	—	162

Net cash used in investing activities	—	—	(32,718)	(827)	—	(33,545)
Financing activities:
Borrowings on revolving credit facility, net	—	—	(112,390)	—	—	(112,390)
Proceeds from senior secured notes	—	—	—	—	—	—
Proceeds from long-term debt	—	6,481	271	—	—	6,752
Payments on long-term debt and capital leases	—	(3,000)	(1,257)	(218)	—	(4,475)
Repayment of redeemable preferred member interest	—	—	—	—	—	—
Payments of debt issuance costs and other	—	(930)	—	—	—	(930)
Intercompany borrowings/(repayments), net	—	36,917	(45,420)	8,503	—	—

Net cash (used in) provided by financing activities	—	39,468	(158,796)	8,285	—	(111,043)
Net increase in cash and cash equivalents	—	—	590	132	—	722
Cash and cash equivalents at beginning of period	—	9	504	795	—	1,308

Cash and cash equivalents at end of period	$—	$9	$1,094	$927	$—	$2,030

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

Note 17. Subsequent Events

The Company has evaluated subsequent events through November 18, 2014, the date that the financial statements were available to be issued.

Constellium N.V. Transaction

On October 3, 2014, Wise Holdings entered into a definitive agreement with Constellium N.V. to sell all of its member interests in Wise Intermediate Holdings. Upon completion of the transaction Wise Group will become an indirect wholly-owned subsidiary of Constellium N.V. The transaction is subject to customary closing conditions and regulatory approvals and subject to such approvals is expected to close in late 2014 or early 2015.

Amendment to ABL Credit Facility

In November 2014, the Company amended its ABL Facility which temporarily increases the maximum credit line from $320.0 million to $400.0 million for the period from November 15, 2014 to February 15, 2015. In addition the restrictive covenants were modified during this temporary expansion of the credit limit to lower the fixed charge coverage ratio from 1.0 to 1.0 to a ratio of 0.8 to 1.0 in the event availability falls below the 10% threshold or $40.0 million.

Independent Auditor’s Report

Board of Managers

Wise Metals Intermediate Holdings LLC

Muscle Shoals, Alabama

We have audited the accompanying consolidated balance sheets of Wise Metals Intermediate Holdings LLC and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), member’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wise Metals Intermediate Holdings LLC and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA LLP

Nashville, Tennessee

March 28, 2014

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(In USD thousands)

	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$20,332	$1,308
Broker deposits	1,033	2,808
Accounts receivable, less allowance for doubtful accounts of $255 in 2013 and $529 in 2012	215,727	187,177
Inventories, net	176,874	199,924
Fair value of derivative instruments	21	122
Prepaid and other current assets	8,585	7,303

Total current assets	422,572	398,642
Property and equipment, net	186,080	152,431
Other assets	20,293	8,784

Total assets	$628,945	$559,857

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$106,601	$146,952
Accrued expenses and other current liabilities	19,805	16,144
Current maturities of long-term debt and capital lease obligations	4,017	5,723
Borrowings under revolving credit facilities	270,589	249,264
Fair value of derivative instruments	68	—

Total current liabilities	401,080	418,083
Senior secured notes	650,000	—
Long-term debt and capital lease obligation, less current maturities	7,418	413,686
Accrued pension and OPEB obligations	7,042	12,398
Other non-current liabilities	7,221	1,368

Total liabilities	1,072,761	845,535
Commitments and contingencies (Note 13)
Redeemable preferred member interest	—	148,036
Member’s deficit:
Common members’ deficit	(439,895)	(424,493)
Accumulated other comprehensive loss	(3,921)	(9,221)

Total member’s deficit	(443,816)	(433,714)

Total liabilities and member’s deficit	$628,945	$559,857

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In USD thousands)

	2013	2012
Net Sales	$1,348,017	$1,348,605
Cost of sales	1,261,671	1,271,949

Gross profit	86,346	76,656
Operating expenses
Selling, general and administrative expenses	24,670	17,940

Operating income	61,676	58,716
Other (income) expense:
Interest expense, net	57,982	54,543
Loss (gain) on derivative instruments, net	(4,293)	54
Loss on extinguishment of debt	8,907	—
Other income	—	(144)

Total other expense	62,596	54,453

Net (loss) income	(920)	4,263
Accretion of redeemable preferred member interest	14,482	13,923

Net loss attributable to common member	$(15,402)	$(9,660)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In USD thousands)

	2013	2012
Net (loss) income	$(920)	$4,263
Other comprehensive income (loss):
Unrealized net actuarial gain (loss) related to pension and OPEB plans	4,402	(528)
Reclassification of pension and OPEB net actuarial amounts realized in net loss—cost of sales line item	685	651
Unrealized gain (loss) on available-for-sale securities	213	—

Total other comprehensive income (loss)	5,300	123

Comprehensive income	4,380	4,386
Accretion of redeemable preferred member interest	14,482	13,923

Comprehensive loss attributable to common member	$(10,102)	$(9,537)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In USD thousands)

	2013	2012
Operating Activities
Net (loss) income	$(920)	$4,263
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	24,750	22,210
Amortization of deferred loan costs and debt discount	5,423	5,268
Non-cash loss on extinguishment of debt	8,787	—
LIFO inventory reserve adjustments	(10,134)	(7,386)
Provision for bad debts	(274)	212
Gain on sale of assets	(71)	(144)
Reserve for other receivables	2,916	800
Employee retirement benefits	614	821
Loss on derivatives, excluding cash settlements	2,158	4,474
Changes in cash from operating assets and liabilities:
Broker deposits	1,775	(2,725)
Accounts receivable	(28,276)	14,441
Inventories	33,184	(22,529)
Prepaid and other current assets	(3,058)	(3,254)
Accounts payable	(40,351)	16,059
Accrued expenses and other	7,415	(205)

Net cash provided by operating activities	3,938	32,305
Investing activities:
Purchases of property and equipment	(49,467)	(29,369)
Proceeds from disposals of property and equipment	162	170

Net cash used in investing activities	(49,305)	(29,199)
Financing activities:
Borrowings (repayments) on revolving credit facility, net	21,325	(13,874)
Proceeds from senior secured notes	650,000	—
Proceeds from long-term debt	11,755	16,104
Repayments of long-term debt and capital leases	(436,905)	(4,783)
Repayment of redeemable preferred member interest	(162,518)	—
Payments of debt issuance costs and other	(19,266)	(300)

Net cash provided by (used in) financing activities	64,391	(2,853)
Net increase in cash and cash equivalents	19,024	253
Cash and cash equivalents at beginning of period	1,308	1,055

Cash and cash equivalents at end of period	$20,332	$1,308

Supplemental disclosure of cash flow information:
Interest payments	$52,652	$49,278

Property and equipment acquired, direct financing	$9,020	$2,941

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In USD thousands)

	Common Member’s Deficit	Accumulated Other Comprehensive Loss	Total Member’s Deficit	Redeemable Preferred Member Interest
Balance at December 31, 2011	(414,833)	(9,344)	(424,177)	134,113
Net income	4,263	—	4,263	—
Other comprehensive income	—	123	123	—
Accretion of cumulative dividends associated with Redeemable Preferred Member Interest	(13,923)	—	(13,923)	13,923

Balance at December 31, 2012	(424,493)	(9,221)	(433,714)	148,036
Net Loss	(920)	—	(920)	—
Other comprehensive income	—	5,300	5,300	—
Accretion of cumulative dividends associated with Redeemable Preferred Member Interest	(14,482)	—	(14,482)	14,482
Redemption of Redeemable Preferred Member Interest	—	—	—	(162,518)
Balance at December 31, 2013	$(439,895)	$(3,921)	$(443,816)	$—

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS INTERMEDIATE HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

Wise Metals Intermediate Holdings LLC is a private company formed in April 2014 as part of a group reorganization of Wise Metals Group LLC.

Holding Company Reorganization

In April 2014, as part of the group reorganization among entities under common control Wise Metals Holdings LLC (“Wise Holdings”), Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings” the “Company”) and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Metals Group LLC (“Wise Group”), with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings are the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings is the sole member and manager of Wise Intermediate Holdings and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Wise Group was formed for the purpose of managing the operations of its wholly owned subsidiaries: Wise Alloys LLC, Wise Recycling LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, and Wise Alloys Finance Corporation (collectively the “Wise Group”). Through Wise Alloys LLC, the Company is one of the largest producers of aluminum can stock for the beverage and food industries. Wise Alloys LLC (“Alloys”) manufactures and ships flat-rolled aluminum products for use and further manufacture and assembly in the beverage and food, transportation, automotive, and building and construction industries. Wise Recycling LLC (“Recycling”) is one of the largest direct from the public collectors of aluminum beverage containers and collects, sorts, processes and sells ferrous and nonferrous scrap metal. Listerhill Total Maintenance Center LLC (“TMC”) specializes in providing maintenance, repairs, and fabrication to manufacturing and industrial plants all over the world ranging from small onsite repairs to complete turn-key maintenance. Alabama Electric Motors Services LLC (“AEMS”) repairs and rewinds electric motors, sells retail motors and assembles electrical control panels.

Basis of Presentation

As a result of the reorganization among common control entities, these financial statements have been presented for all periods as if Wise Intermediate Holdings and its subsidiaries had always existed in their existing ownership structure. The reorganization is accounted for on the Wise Group predecessor basis as if Wise Group had always been owned by Wise Intermediate Holdings.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

Reclassification

Certain reclassifications have been made to previously issued consolidated financial statements to conform to the current period presentation. These reclassifications had no impact on net income or net cash flows.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Company’s accompanying consolidated financial statements and notes to the consolidated financial statements. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased. Cash and cash equivalents are maintained at financial institutions and, at times balances may exceed federally insured limits. All of the Company’s non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 to December 31, 2012. Under this program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage reverted to $0.25 million per depositor, at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits. Included in accounts payable were book overdraft amounts of $2.3 million and $4.7 million at December 31, 2013 and 2012, respectively.

Broker Deposits

Broker deposits generally consist of cash on deposit with brokers to support lines of credit associated with the Company’s derivative and hedging activity. Broker deposits represent initial and variation margin posted by the Company to its brokers to collateralize its exposures on its derivative positions.

Derivatives and Hedging Activity

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply contracts, the Company uses commodity futures and option contracts. In addition, the Company enters into natural gas forward purchases and holds natural gas futures and options.

Accounting regulations require companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivative assets and liabilities are presented within current assets and current liabilities on the consolidated balance sheets. Derivatives that do not qualify and are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the statement of operations. The Company has elected not to designate any of its derivative instruments as cash flow hedges under the guidance.

Accounts Receivable, Net

The Company’s accounts receivable consists of amounts due from customers throughout the United States, Canada, Mexico, Europe, Asia and the Middle East. Collateral is generally not required to be posted by the Company’s customers.

The Company provides an allowance for doubtful accounts receivable by a charge to operations in amounts equal to the estimated losses expected to be incurred in collection of the accounts. The estimated losses are based on historical collection experience and a review of the current status of the existing receivables. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible.

Concentration of Risk

The Company transacts a significant portion of its business, consisting of both sales and purchases of aluminum, with large aluminum producers and can sheet consumers. The loss of any of these large aluminum producers or consumers whether as a customer or a vendor could have significant long-term impact upon the Company’s operations. However management believes that another producer or consumer could absorb the business that the Company transacts with any lost producer or consumer although it may have a short-term or medium-term impact.

During the years ended December 31, 2013 and 2012, the Company earned approximately 77% and 79%, respectively, of its revenue from its three largest customers. Accounts receivable balances at December 31, 2013 and 2012 for the three largest customers accounted for approximately 89% and 91%, respectively, of the total accounts receivable balance.

During the years ended December 31, 2013 and 2012, the Company purchased approximately 59% and 44%, respectively, of its raw materials from its two largest suppliers.

Approximately 49% of the Company’s employees are covered under collective bargaining agreements. Union contracts representing approximately 78% of all union employees extend through November 2017, with the remaining contracts extending through December 2018.

Inventories, Net

The Company uses the last-in, first-out (“LIFO”) method of accounting for the manufacturing inventories. Supplies inventory is valued on an average cost basis. Inventories maintained by Recycling that consist solely of raw materials are valued on a first-in, first-out (“FIFO”) basis.

Available-for-Sale Securities

The Company has certain investments in marketable equity securities which are classified as available-for-sale. These investments are included as a component of prepaid and other current assets in the consolidated balance sheets. Carrying value was $0.6 million and $0.4 million at December 31, 2013 and 2012, respectively. Cumulative unrealized gains included in accumulated other comprehensive income was $0.5 million and $0.3 million at December 31, 2013 and 2012, respectively.

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operating income for that period. Major additions and betterments are capitalized to the asset accounts while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred. Capital expenditures for property and equipment include capitalized interest of $0.0 million and $0.4 million in 2013 and 2012, respectively.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value. The fair value is based on discounted estimated cash flows from the future use of the assets. No impairment charges were recorded during the two years ended December 31, 2013.

Fair Value Measurements

Current accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It requires that all assets and liabilities measured and carried on a fair value basis be classified and disclosed in one of the following three categories based upon the inputs used to determine fair value measurements (hierarchy based on quality and reliability of inputs):

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3—Unobservable inputs that are not corroborated by market data

Pension Costs and Postretirement Benefit Costs Other Than Pensions

Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the Company. The Company’s policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

Deferred Financing Costs and Interest Expense

Costs related to the acquisition of long-term debt are amortized to interest expense over the expected life of the related debt instruments. In conjunction with the December 11, 2013 Refinancing (see Note 3) the Company incurred $19.1 million of new debt issuance costs and wrote-off $3.3 million of unamortized deferred financing costs related to the retired and modified debt obligations as a component of loss on extinguishment of debt as more fully described below. Gross deferred financing costs were $20.0 million and $10.4 million at December 31, 2013 and 2012, respectively. Amortization expense was $2.7 million and $2.3 million for the years ended December 31, 2013 and 2012, respectively. Accumulated amortization was $0.2 million and $4.7 million as of December 31, 2013 and 2012, respectively. Deferred financing costs are included in other noncurrent assets in the accompanying consolidated balance sheets.

Interest expense, net on the consolidated statements of operations includes interest associated with interest bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount and interest charges applicable to supplier product financing arrangements. The Company has arrangements with certain of its major suppliers to extend credit on its purchases in return for an agreed financing charge, these financing charges amounted to $4.8 million and $4.1 million for the years ended December 31, 2013 and 2012, respectively.

Loss on Extinguishment of Debt

On December 11, 2013 the Company completed a Refinancing as more fully described in Note 3. The Refinancing included the extinguishment of certain term loan debt, redemption of preferred equity and modification of revolver credit facilities. The Company recognized a loss on extinguishment of debt of $8.9 million in 2013 which included the write-off of unamortized debt discount $5.5 million, the write-off of deferred financing costs associated the term debt retired $1.7 million, the partial write-off of unamortized deferred financing costs associated with the revolving loan required under debt modification accounting $1.6 million, and certain direct payments under the program $0.1 million.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Certain supply arrangements provide for performance bonuses based on delivery and quality measurements, these amounts are recognized in revenue over the performance period when it is probable the performance standards will be met. As of December 31, 2013 and 2012 the Company had $2.0 million and $1.3 million, respectively of accrued supply contract performance bonuses which are included in prepaid and other current assets on the consolidated balance sheet.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company amounted to $40.1 million and $48.7 million for the years ended December 31, 2013 and 2012, respectively, and are recorded as a component of cost of sales in the consolidated statements of operations. Amounts billed to customers related to shipping and handling are included in net sales in the consolidated statements of operations.

Income Taxes

Wise Metal Group LLC and subsidiaries are taxed as partnerships under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations are included in the taxable income of the individual members. As a result, no provision for federal or state income taxes has been included in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update No. 2013- 02, Comprehensive Income (Topic 220) on the reporting of amounts reclassified out of accumulated other comprehensive income. The standard update requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the consolidated statement of income if the amount being reclassified is required to be reclassified in its entirety to net income. The Company adopted these changes in 2013 and other than additional disclosure requirements these changes did not have an impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued additional guidance regarding disclosures about employer’s participation in multiemployer retirement benefit plans. The guidance requires additional quantitative and qualitative disclosures relative to the multiemployer benefit plans including the employer’s relative participation in the plans, funded status of the plans and the nature of the Company’s commitment to the plans. The Company adopted these changes in 2012 and other than additional disclosure requirements these changes did not have an impact on the Company’s consolidated financial statements.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued a standard on the presentation of comprehensive income. The standard requires companies to present components of net income and other comprehensive income and a total for comprehensive income in a single continuous statement or two consecutive statements. Companies will no longer be permitted to present components of other comprehensive income solely in the statement of stockholders’ equity. This standard is effective for fiscal years, and interim periods within those years, ending after December 15, 2012. The Company adopted this standard retrospectively on January 1, 2012 using the two consecutive statement approach.

Note 3. Recapitalization

On December 11, 2013 the Company completed a refinancing of its existing capital structure (the “Refinancing”). The Refinancing included (a) the issuance of $650.0 million of 8.75% senior secured notes (the “Notes”), (b) the amendment and restatement of the secured revolving credit facility with Wise Alloys LLC as borrower providing for borrowing capacity of up to $320.0 million (the “New ABL Facility”), and (c) entering into a new secured revolving credit facility with Wise Recycling LLC as borrower providing for borrowing capacity of up to $20.0 million (the “Recycling ABL Facility”). The net proceeds at closing were used to repay in full and retire the existing indebtedness with the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively the “RSA”), including both the term and delayed draw loans; redeem the cumulative convertible 10% paid-in-kind preferred member equity interests held by the RSA (the “Preferred Equity Interests”) and retire other indebtedness of the Company. In addition, the common member equity interests held in escrow for the benefit of the RSA were cancelled as of the closing of the Refinancing. The RSA continues to maintain a 15% common member ownership of the Company.

On November 16, 2010, the Company completed a recapitalization of its then existing capital structure (the “November 2010 Refinancing”). The new structure included (a) an amended and restated revolving and secured credit facility capped at $250.0 million, (b) a $400.0 million new term loan, (c) a $70.0 million delayed draw term loan, and (d) a $120.0 million new preferred equity investment. The transaction also included the issuance of a minority interest in common member units of the Company. The proceeds at closing were used to pay down the then existing indebtedness of the Company.

In connection with the 2010 recapitalization, the Company issued 15.0% common membership interest to the RSA, who are holders of the term and delayed draw loans and the preferred equity, after retiring 4.0% common membership interest held by the RSA. In addition, the Company issued additional common membership units, representing 65.0% of common membership, and placed them into escrow. For as long as any of the then preferred equity, the term loan, or the delayed draw term loan were outstanding, the escrowed common membership units would be issued to the RSA beginning on the fourth anniversary of the recapitalization closing date and concluding on the seventh anniversary of the closing date based upon an agreed upon schedule.

The total proceeds of $520.0 million from the November 2010 Refinancing were allocated at inception based on their relative fair value as follow (in thousands):

Term loans	$385,661
Preferred interest	86,898
Common units	47,441

$520,000

Note 4. Inventories, Net

Inventories consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Manufacturing inventories
Raw materials	$23,014	$34,643
Work in progress	71,931	70,193
Finished goods	74,098	99,147
LIFO adjustment	(24,264)	(34,398)

Total manufacturing inventories	144,779	169,585
Supplies inventory	32,095	30,339

Total inventories, net	$176,874	$199,924

Manufacturing inventories for Alloys are stated at the lower of cost or market based on the last-in-first-out (“LIFO”) method. If the first-in-first-out (“FIFO”) method had been used to compute the excess of replacement or current cost over LIFO at December 31, 2013 and 2012, inventories would have been approximately $24.3 million and $34.4 million higher, respectively. Changes in inventory quantities and raw material costs in 2013 and 2012 resulted in partial liquidation of LIFO inventory layers which are carried at lower costs than current year purchases, the effect of which decreased cost of sales by approximately $10.1 million and $7.4 million for the years ended December 31, 2013 and 2012, respectively. Supplies inventory is valued on an average cost basis. Inventories at Recycling are stated at the lower of cost or market based on the FIFO method. Inventories maintained by Recycling, total $9.5 million and $12.3 million at December 31, 2013 and 2012, respectively, and are comprised solely of raw materials.

Note 5. Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31, 2013 and 2012 (in thousands):

	Estimated Useful Lives in Years	2013	2012
Land, buildings and improvements	20 to 40	$26,552	$23,653
Machinery and equipment	5 to 30	258,974	243,243
Furniture, fixtures and other	3 to 10	24,153	7,606
Construction in progress		53,843	33,473

Total cost		363,522	307,975
Less: accumulated depreciation and amortization		(177,442)	(155,544)

Property and equipment, net		$186,080	$152,431

Depreciation and amortization expense is included in cost of sales on the consolidated statements of operations and was $24.8 million and $22.2 million for the years ended December 31, 2013 and 2012, respectively.

Note 6. Fair Value of Financial Instruments

The Company’s financial instruments include: cash and cash equivalents; broker deposits; accounts receivable; accounts payable; metal option and forward contracts; gas option contracts; marketable securities; letters of credit; short-term borrowings and long-term debt.

The carrying amounts of cash and cash equivalents, broker deposits, accounts receivable and accounts payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of the Company’s letters of credit is deemed to be the amount of payment guaranteed on the Company’s behalf by third party financial institutions. The Company determines the fair value of its short-term borrowings and long-term debt based on various factors including maturity schedules and current market rates. The Company also used quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt and marketable securities.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table summarizes the valuation of the Company’s financial instruments, that are required to be measured at fair value on a recurring basis, based on the appropriate level of the fair value hierarchy as of December 31, 2013 and 2012 (in thousands):

	2013
	Total	Level 1	Level 2	Level 3
Pension plan assets	$24,622	$—	$24,622	$—
Available for sale securities	619	619	—	—
Derivative assets	21	—	21	—
Derivative liabilities	68	—	68	—

	2012
	Total	Level 1	Level 2	Level 3
Pension plan assets	$21,619	$—	$21,619	$—
Available for sale securities	406	406	—	—
Derivative assets	122	—	122	—
Derivative liabilities	—	—	—	—

There were no transfers into or out of Level 3 during the years ended December 31, 2013 and 2012.

Pension plans assets, as more fully described in Note 9, represent comingled funds invested in debt and equity securities and such investments are valued at the net asset value of shares held as of the measurement date. As such, these securities are included in Level 2.

As more fully described in Note 8, aluminum futures contracts are fair valued using market prices as published by the London Metal Exchange, which is an active market. Natural gas forwards are fair valued using market prices as published by the New York Mercantile Exchange, which is an active market. Aluminum option contracts and Natural gas option contracts are valued using a Black Scholes model with observable market inputs for aluminum, natural gas and interest rates. As such, these derivative instruments are included in Level 2.

Assets and Liabilities Disclosed at Fair Value, but Not Recognized at Fair Value

The Company’s debt obligations consist of both variable and fixed rate securities. The secured and revolving credit facilities include variable rates based on the prime rate or the LIBOR rate plus a spread. The senior secured notes include a fixed rate of 8.75% and trade within a private market. The prior term loans included a fixed rate of 9.0%. The fair value of these debt obligations, determined by using market trading prices and a discounted cash flow approach based on current rates offered for debt with similar terms, credit risk, and maturities (Level 2), was $968 million and $662 million as of December 31, 2013 and 2012, respectively. See Note 7 for additional information about the Company’s financing arrangements.

Note 7. Financing Arrangements

The Company’s borrowings consisted of the following as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Secured and revolving credit facilities	$270,589	$249,264
Senior secured notes	650,000	—
Term Loans	—	393,000
Delayed draw term loan	—	29,030
Capital lease obligations	205	398
Other notes payable	11,230	5,137
Unamortized discount on term loans	—	(8,156)

Total debt obligations	932,024	668,673
Less: current portion	(274,606)	(254,987)

Total long-term debt	$657,418	$413,686

Senior Secured Notes

The Notes were issued December 11, 2013 at par and bear interest at 8.75% payable semiannually in arrears on June 15 and December 15 of each year. The Notes mature on December 15, 2018. The Notes were issued by Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC. Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC are neither borrowers nor guarantors of the Notes and are considered unrestricted subsidiaries under terms of the indenture governing the Notes.

Secured and Revolving Credit Facilities

The December 2013 Refinancing included (a) the amendment and restatement of the Company’s secured revolving credit facility with Wise Alloys LLC as borrower providing for borrowing capacity of up to $320.0 million (the “New ABL Facility”), and (b) entering into a new secured revolving credit facility with Wise Recycling LLC as borrower providing for borrowing capacity of up to $20.0 million (the Recycling ABL Facility”). These facilities replaced the then existing secured revolving credit facility (the “Prior ABL Facility”) which included Alloys and Recycling as joint borrowers.

New ABL Facility

The New ABL Facility provides for a borrowing capacity of $320.0 million, subject to borrowing base limitations, matures on September 14, 2018, and bears interest rates ranging either from 0.75% to 1.25% over the prime interest rate or 1.75% to 2.25% over the LIBOR rate based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The rate on the New ABL Facility based upon the prime interest rate was 4.25% and 2.17% based on LIBOR at December 31, 2013. The Company also incurs an unused line fee of 0.375% of the average available but unused borrowing capacity under the New ABL Facility.

At December 31, 2013, the Company had drawn $270.1 million on the New ABL Facility. In addition, the Company had $1.9 million of outstanding letters of credit against the $320.0 revolving credit line at December 31, 2013. Of the $270.1 million outstanding at December 31, 2013, the applicable interest rate for $193.0 million was LIBOR and the applicable interest rate for $77.1 million was the prime interest rate.

The New ABL Facility is considered short term based on its terms, the material adverse effect language included within the agreement and the provision, under certain circumstances, for the use of a lockbox which would require the use of working capital to reduce the debt outstanding. The Company’s ability to borrow the full available amount of the New ABL Facility is limited by the available borrowing base as determined based on a borrowing base formula which relates to the collateral value of trade receivables and inventory on a basis approximating the lower of current cost (on a FIFO basis) or fair market value. This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Availability at December 31, 2013 was $5.7 million.

As of December 31, 2013, the Company was in compliance with all required financial covenants related to the New ABL Facility. Under the revolving and secured credit facility, the Company’s most restrictive covenant is a fixed charge coverage ratio which is set at 1.0 to 1.0 for the duration of the term of the facility. It is measured on a twelve month trailing basis. Evaluation of the fixed charge coverage ratio is only required if the Company’s excess availability falls below the greater of 10.0% of the aggregate borrowing base or $32.0 million.

The Company’s excess availability as calculated at December 31, 2013 was less than $32.0 million. As a result, the Company was required to comply with the fixed charge coverage ratio. As of December 31, 2013, the Company’s fixed charge coverage ratio was 1.01 to 1.00. The failure to comply with this covenant could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Recycling ABL Facility

The Recycling ABL Facility provides for a borrowing capacity of $20.0 million, subject to borrowing base limitations, matures on September 14, 2018, and bears interest rates of 1.00% over the prime interest rate or 2.00% over the LIBOR rate. The rate on the Recycling ABL Facility based upon the prime interest rate was 4.25% at December 31, 2013. Recycling also incurs an unused line fee of 0.375% of the average available but unused borrowing capacity under the Recycling ABL Facility. At December 31, 2013, Recycling had drawn $0.4 million on the Recycling ABL Facility. Recycling’s ability to borrow the full available amount of the Recycling ABL Facility is limited by the available borrowing base as determined based on a borrowing base formula which relates to the collateral value of trade receivables and inventory. This borrowing base is then compared to the outstanding loan balance (including any outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Availability at December 31, 2013 was $7.7 million. As of December 31, 2013, Recycling was in compliance with all required financial covenants related to the Recycling ABL Facility.

Prior ABL Facility

The Prior ABL Facility had an initial borrowing capacity of $250.0 million with a term ending May 15, 2015. On March 14, 2013 the Company amended the credit agreement and increased the borrowing capacity from $270.0 million (March 1, 2012 amendment) to $345.0 million. In addition, the eligible borrowing base was expanded through increasing the availability factors for both eligible inventory and accounts receivable; interest rates spreads were reduced on average 25 basis points. On March 1, 2012 the Company amended the credit agreement and increased the borrowing capacity from $250.0 million to $270.0 million. Effective with the March 14, 2013 amendment interest rates range either from 1.50% to 2.00% over the prime interest rate or 2.50% to 3.00% over the LIBOR rate based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The actual prime interest rate spread was 2.25% at December 31, 2012. The actual LIBOR rate spread was 3.25% at December 31, 2012. The rates on the Prior ABL Facility based upon the prime interest rate were 5.50% and based upon LIBOR was 3.46% at December 31, 2012. The Company also incurred an unused line fee which ranged from 0.375% to 0.50% of the average available but unused credit borrowing capacity.

At December 31, 2012, the Company had drawn $249.3 million on the Prior ABL Facility. In addition, the Company had approximately $0.6 million of outstanding letters of credit against the then $270.0 million revolving credit line. Of the $249.3 million outstanding at December 31, 2012, the applicable interest rate for $200.0 million was LIBOR and the applicable interest rate for $49.3 million was the prime interest rate. As of December 31, 2012, the Company was in compliance with all required financial covenants related to the Prior ABL Facility.

Term Notes

On November 16, 2010 the Company issued $400.0 million in term notes to the RSA with a maturity date of November 15, 2015. The notes bear a 9.0% interest rate payable monthly. The

Company is required to make principal payments of $1.0 million on a quarterly basis. The Company is also required to pay the lender an annual amount equal to 50% of the excess cash flow as defined in the agreement and subject to certain terms. The term notes are guaranteed by the individual assets of Wise Metals Group LLC and its wholly owned subsidiaries excluding AEMS and the guarantees are full and unconditional and joint and several. These term notes were paid in full as part of the December 2013 Refinancing.

On November 16, 2010 the Company also entered into a $70.0 million delayed draw term loan with the RSA with a maturity date of November 15, 2015, and an interest rate of 9.0% payable monthly. The funds will be drawn pursuant to an agreed upon construction schedule for specifically identified capital projects. During 2013 and 2012 the Company drew $11.3 million and $15.9 million of funds under this loan program. The outstanding principal of $40.3 million was fully repaid as part of the December 2013 Refinancing.

The Company has other notes and capital leases outstanding at December 31, 2013 and 2012 in the amount of $11.4 million and $5.5 million, respectively. These notes and capital leases mature through 2021 with interest rates ranging from 3.8% to 7.3%. Substantially all the assets of the Company are pledged as collateral for the Company’s financing arrangements.

Minimum principal payments due on long-term debt excluding the secured and revolving credit facilities which are classified as current, at December 31, 2013 are as follows for the years indicated (in thousands):

2014	$4,017
2015	4,336
2016	1,747
2017	229
2018	650,574
Thereafter	532

Total	$661,435

Note 8. Derivatives and Hedging Activity

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, including firm commitments under these supply contracts, the Company uses commodity futures and option contracts. In addition, the Company from time to time enters into natural gas forward purchases and holds natural gas futures and options.

Accounting regulations require companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Derivative assets and liabilities are presented within current assets and current liabilities on the consolidated balance sheets. Derivatives that do not qualify and are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the statement of operations. The Company has elected not to designate any of its derivative instruments as cash flow hedges under the guidance.

The Company records the unrealized gains and losses on its derivative instruments in earnings as they occur. The table below summarizes these gains and losses for the years ended December 31, 2013 and 2012, all of which were presented within the loss (gain) on derivative instruments, net line item within the consolidated statements of operations (in thousands):

	2013	2012
Description of derivative instrument
Aluminum futures and options	$(4,293)	$54
Natural gas futures and options	—	—

Net (gain) loss on derivatives	$(4,293)	$54

In connection with the Company’s futures activity, the Company maintains lines of credit with brokers to cover unrealized losses on futures contracts. The Company also uses options to manage price exposure with respect to firm commitments to purchase or sell aluminum.

The Company recognizes all derivative instruments as either assets or liabilities at their estimated fair value in the consolidated balance sheets. The following table presents the carrying values, which were recorded at fair value, of derivative instruments outstanding as of December 31, 2013 and 2012 (in thousands):

	2013	2012
Aluminum derivative assets	$21	$122
Natural gas derivative assets	—	—
Total Derivative assets	21	122
Aluminum derivative liabilities	(68)	—
Natural gas derivative liabilities	—	—
Total Derivative liabilities	(68)	—

Net derivative (liabilities) assets	$(47)	$122

See Note 6 for additional information regarding fair value of the Company’s financial instruments.

The Company’s derivative financial assets and liabilities have historically been aluminum and natural gas futures and options contracts, and aluminum and natural gas option contracts. As of December 31, 2013, the Company had futures and option contracts for 14 million pounds of aluminum.

Aluminum futures contracts are fair valued using market prices as published by the London Metal Exchange, which is an active market. Natural gas forwards are fair valued using market prices as published by the New York Mercantile Exchange, which is an active market. Aluminum option contracts and Natural gas option contracts are valued using a Black Scholes model with observable market inputs for aluminum, natural gas and interest rates. As such, these derivative instruments are included in Level 2.

The Company is exposed to credit loss in the event of nonperformance of counterparties to open positions, commodity futures, and option contracts. This exposure is limited to those instances where the Company is in a net unrealized gain position. This credit risk is managed by monitoring position limits.

Note 9. Employee Benefit Plans

Pension and Other Post-Retirement Benefits

In April 1999, the Company established a defined benefit pension plan (“pension”) that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior services. In addition, defined contribution plans for both union and nonunion employees were established.

In 2003 and 2007, the Company established negotiated defined contributions for its union employees to multiemployer union pension plans. This was done in exchange for freezing service time and pension factors in the aforementioned defined benefit plan and eliminating post-retirement benefits for affected employees. All union employees are now covered through the multiemployer plans.

The Company also established post-retirement benefit plans (“OPEB”) for all hourly and salaried employees effective April 1, 1999. The union employees who became eligible to retire under the defined benefit plan, and are not a part of the unions that have elected the multiemployer option, will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years of service with Wise Alloys including its predecessor will be eligible for medical benefits until age 65.

The Company’s funding policy for these plans is to contribute negotiated amounts to the multiemployer plans and amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act for the defined benefit plans but not to exceed the maximum deductible amount allowed by the Internal Revenue Code.

The following summarizes the significant information relating to the Company’s pension and OPEB plans as of and for the years ended December 31, 2013 and 2012.

The change in benefit obligations and change in plan assets for the pension and OPEB plans were as follows (in thousands):

	Pension Benefits		OPEB
	2013	2012	2013	2012
Change in benefit obligations
Benefit obligation, beginning of year	$30,505	$29,095	$3,679	$3,296
Service costs	—	—	196	184
Interest costs	1,198	1,283	144	145
Actuarial (gain) loss	(1,816)	1,231	(760)	202
Benefits paid	(1,213)	(1,104)	(78)	(148)

Benefit obligation, end of year	28,674	30,505	3,181	3,679

Change in plan assets
Fair value of plan assets, beginning of year	21,619	19,056	—	—
Employer contributions	781	1,320	78	148
Benefits paid	(1,213)	(1,104)	(78)	(148)
Actual return on assets	3,435	2,347	—	—

Fair value of plan assets, end of year	24,622	21,619	—	—

Funded status	$(4,052)	$(8,886)	$(3,181)	$(3,679)

Weighted-average assumptions
Discount rate	4.8%	4.0%	4.4%	4.0%
Rate of compensation increase	N/A	N/A	N/A	N/A

The net liabilities for the pension and OPEB plans were recorded in the consolidated balance sheets as follows (in thousands):

	Pension Benefits		OPEB
	2013	2012	2013	2012
Current liabilities	$—	$—	$191	$167
Noncurrent liabilities	4,052	8,886	2,990	3,512

Amounts related to the pension and OPEB plans recorded in accumulated other comprehensive loss in the consolidated balance sheet were as follows (in thousands):

	Pension Benefits		OPEB
	2013	2012	2013	2012
Net actuarial loss (gain)	$6,066	$10,455	$(1,656)	$(958)

The estimated net actuarial loss which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 is expected to be $0.2 million for pension and OPEB plans.

Net periodic benefit costs related to the pension and OPEB Plans included the following (in thousands):

	Pension Benefits		OPEB
	2013	2012	2013	2012
Service costs	$—	$—	$196	$184
Interest costs	1,198	1,283	144	145
Expected returnon plan assets	(1,609)	(1,442)	—	—
Net actuarial (gain) loss recognition	747	825	(62)	(174)

Net periodic benefit cost	$336	$666	$278	$155

Weighted-average assumptions
Discount rate	4.0%	4.5%	4.0%	4.5%
Expected long-term return on plan assets	7.5%	7.5%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

Plan Assets

The Company’s pension investment policy and actual asset allocations at December 31, 2013 and 2012 by asset category are as follows:

Asset category	2013	2012
Equity (comingled funds)	63%	62%
Fixed income (comingled funds)	34%	35%
Other, including money market funds	3%	3%

At the plan measurement dates of December 31, 2013 and 2012, the Company’s targeted allocation by category of assets of its defined benefit pension plan is equity securities of 60% and fixed income securities of 40%. Cash from money market funds is available for payment of plan benefits and planned purchases of equity and fixed income securities to achieve targeted allocations. The Company establishes its estimated long-term return on plan assets considering various factors, which include the targeted asset allocation percentages, historic returns, and expected future returns. Specifically, the factors are considered in the fourth quarter of the year preceding the year for which those assumptions are applied.

The Company utilizes the Prudential Pension Discount Curve (above mean curve) in developing the discount rate assumptions. The Company applies the expected cash flows of the specific defined benefit retirement plan to the interest rates provided in the discount curve. The rate is developed based on the discount curve on the last day of December.

Investment practices must comply with the requirements of the Employee Retirement Income Security act of 1974 (“ERISA”) and any other applicable laws and regulations. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.

The following section describes the valuation methodologies used by the trustee to measure the fair value of pension and postretirement benefit plan assets, including the level in the fair value hierarchy in which each type of asset is generally classified. See Note 6 for further discussion of fair value of the Company’s financial instruments.

Commingled Funds

These investments consist of the plans’ share of commingled funds that are invested in debt and equity securities. Such investments are valued at the net asset value of shares held at December 31. As such, these securities are included in Level 2.

Other investments

These investments include investments in money market funds. Such investments are valued at the net asset value of units held at December 31. As such, these securities are included in Level 2.

The Company does not have significant concentrations of risk in its plan assets.

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while the Company believes the valuation methods used by the plans’ trustee are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of pension plan assets classified under the appropriate level of the fair value hierarchy as of December 31, 2013 and 2012 (in thousands):

	2013
	Total	Level 1	Level 2	Level 3
Commingled funds	$24,622	$—	$24,622	$—
Other investments	—	—	—	—

	$24,622	$—	$24,622	$—

	2012
	Total	Level 1	Level 2	Level 3
Commingled funds	$21,619	$—	$21,619	$—
Other investments	—	—	—	—

	$21,619	$—	$21,619	$—

There were no transfers into or out of Level 3 during the years ended December 31, 2013 and 2012.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets related to the Company’s defined benefit pension plan at the end of each year is as follows (in thousands):

	2013	2012
Projected benefit obligation	$(28,674)	$(30,505)
Accumulated benefit obligation	(28,674)	(30,505)
Fair value of plan assets	24,622	21,619

The following table sets forth benefit payments, which reflect expected future service as appropriate, expected to be paid in the periods indicated (in thousands):

	Pension Plan	OPEB
2014	$1,334	$203
2015	1,385	242
2016	1,485	229
2017	1,558	235
2018	1,628	225
2019 to 2023	8,893	1,141

The pre-Medicare health care cost trend rate used to determine the post-retirement benefit obligation was 8.0% for 2013 and 8.5% for 2012. These rates decrease gradually to an ultimate rate of 5.0% in 2019, and remain at that level thereafter. The trend rate is a significant factor in determining the amounts reported. A one-percentage point change in these assumed health care costs trend rates would have the following effect (in thousands):

	Increase	(Decrease)
Effect on total service and interest costs	$15	$(12)
Effect on post retirement benefit obligation	92	(79)

In 2014, the Company expects to make cash contributions of approximately $1.2 million to its defined benefit pension plan. The amounts principally represent contributions required by funding regulations, and the Company expects to fund benefits paid under its post-retirement benefit plans during 2014. The Company contributed $0.8 million and $1.3 million to the pension plan in 2013 and 2012, respectively. The Company contributed $0.1 million and $0.1 million to the postretirement benefits plan in 2013 and 2012, respectively.

Multiemployer Pension Plans

Per terms of its collective bargaining arrangements the Company participates is various union sponsored multiemployer pension plans. Contributions are calculated per terms of the labor agreements and amounted to $3.5 million for each of the years ended December 31, 2013 and 2012.

The risks of participating in these multi-employer plans are different than single employer plans in the following aspects: assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and if the Company chooses to stop participating in one of its multiemployer plans, it may be required to pay the plan an amount based on the unfunded status of the plan, referred to as withdrawal liability. The Company’s participation in these plans for the year ended December 31, 2013 is outlined in the table below:

	Steelworkers Pension Trust	Central Pension Plan	IAM National Pension Plan
Number of company employees participating	417	156	0
Plan federal employer identification number	23-6648508	36-6052390	51-6031295
Pension protection act funding zone status	Green	Green	Green
Is plan subject to funding improvement	No	No	No
Surcharge imposed	No	No	No
Is company greaterthan 5% participant in plan	No	No	No

Effective with the December 2013 new collective bargaining agreement, participation in the IAM National Pension Plan was discontinued.

Defined Contribution Plans—401K

The Company also maintains defined contribution plans for all of its employees. The Company matches at a 50% rate the employee’s elected deferral up to the first 6% of the salary deferral. Additionally, the Company makes an annual contribution based on a defined formula. Expenses for the defined contribution plans were $3.6 million and $3.0 million for the years ended December 31, 2013 and 2012, respectively.

Note 10. Leases

The Company leases mobile equipment and certain recycling facility locations under operating leases. The Company also leases certain equipment under capital leases. Future minimum lease payments at December 31, 2013 for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in thousands):

	Operating Leases	Capital Leases
2014	$5,922	$148
2015	4,525	49
2016	2,932	17
2017	1,861	—
2018	1,332	—
Thereafter	1,311	—

Total minimum future payments	$17,883	214

Less imputed interest		(9)
Less current portion		(142)

Long-term capital lease obligations		$63

Rent expense is included in both cost of sales and selling, general and administrative expense on the consolidated statements of operations for the years ended December 31, 2013 and 2012 as follows (in thousands):

	2013	2012
Cost of sales	$8,058	$7,217
SG&A	1,043	218

Total rent expense	$9,101	$7,435

Note 11. Redeemable Preferred Membership Equity Interest

As part of the 2013 Refinancing all outstanding Preferred Equity Interests were redeemed at par for an aggregate redemption amount of $162.5 million including accrued paid-in-kind (“PIK”) interest of $42.5 million. Per terms of the preferred membership interest agreement upon redemption the preferred member’s interest board participation terminates.

On November 16, 2010, as part of the Company’s 2010 recapitalization, the Company reached agreement with the RSA in which the RSA agreed to purchase $120.0 million of cumulative nonconvertible 10% PIK preferred membership interests of the Company. As part of the recapitalization, the prior cumulative convertible 10% PIK preferred membership interests of the Company and the related accrued PIK interest were paid off in full for a liquidation value of $100.9 million.

The holders of the preferred member interest may require the Company to redeem the member interest for liquidation value upon certain conditions including changes in management and majority ownership positions. The Company may redeem the units only after fully paying off the term loans and delayed draw term loans as more fully described in Note 7. Preferred members are entitled to designate three of seven members of the board of managers and have certain protective governance rights. The Company has classified the preferred member interest outside of permanent equity, as it is redeemable for cash upon events that are not solely within the control of the Company.

The accretion of redeemable preferred membership interest decreases the net income or increases the net loss attributable to common unit members and is reflected on the consolidated statements of operations. In the event of any liquidation, dissolution or winding up of the Company, the preferred members are entitled to receive distributions before any distributions to the common unit members. Total liquidation preference as of December 31, 2012 was $148.0 million. Accumulated PIK interest on the preferred membership interest was $28.0 million as of December 31, 2012.

Note 12. Member Interests

The Company is managed by a management board consisting of seven members. Holders of common member interest are entitled to designate four of the seven board of managers, and the preferred members designate the remaining members. Distributions to common members are limited by terms of the various credit agreements and the preferred members are entitled to distributions prior to common members. Effective with the closing of the December 2013 Refinancing the three board member’s designated by the prior preferred member interest holders resigned their positions.

In conjunction with the Company’s recapitalization in 2010, as more fully described in Note 3, common member interest equivalent to 65.0% ownership in the Company was placed into escrow for the benefit of the RSA. For as long as any of the preferred equity, the term loan, or the delayed draw term loan are outstanding, the escrowed common membership units shall be issued to the RSA based on the following schedule:

	Common Interest Released	Effective RSA Ownership
November 16, 2014	20%	35%
November 16, 2015	20%	55%
November 16, 2016	15%	70%
November 16, 2017	10%	80%

Upon repayment of the term loan, delayed draw loan and preferred member interest any amounts remaining in escrow shall be canceled and returned to the Company. Effective with the December 2013 Refinancing all amounts held in escrow were cancelled.

Note 13. Commitments and Contingencies

Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for the Company and for the aluminum industry in general.

In connection with the Company’s acquisition of the Listerhill facility in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the Listerhill facility. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18.0 million to address them. Pursuant to the Listerhill facility purchase agreement, prior to the owner of the Listerhill facility, Reynolds, not Alcoa, is required to perform the work necessary and to indemnify the Company against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004 subject to certain limitations. Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18.0 million to remediate. Although Alcoa has conducted some on-site environmental investigations and sampling and has submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, and it has commenced cleanup activities with respect to some of the areas of concern, Alcoa has not yet commenced cleanup activities with respect to the other areas of concern.

The Company is also party to an Environmental Cooperation Agreement, (“ECA”), with Alcoa, which is Reynolds’ successor. The ECA addresses, among other things, the use of a surface water ditch system by both the Company and Alcoa, the use of process water retention ponds on Alcoa’s property and certain surface drainage easements across the Company’s property. The ECA was set to expire in December 2009, with automatic two year renewal periods unless either party elects to terminate, in which event the ECA will terminate one year following such election. Neither party elected to terminate the agreement. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations or any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the agreement, or damage or loss to property and injury to or death of any persons.

The Company is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to have a material adverse effect of the Company’s financial position, results of operations, or cash flows.

Note 14. Related Party Transactions

RSA holder of fifteen percent common member interest also held term and delayed draw loans along with preferred member units. As part of the December 2013 Refinancing the term and delayed draw loans were paid in full and retired and the preferred member interest was redeemed (see Notes 3, 11 and 12).

The Company is the primary customer under a Dry Lease Agreement (the “Dry Lease”) for charter usage of a Dassault Falcon 200 aircraft (the “Plane”). The Plane is owned by WDA, LLC (“WDA”). David D’Addario, the Company’s Chief Executive Officer and President, has a 99% interest in WDA. Under the Dry Lease, WDA has the first right to use of the Plane. The Company pays direct operating costs for actual use, including fuel and crew costs. These costs will vary based upon the distance and number of days of the trip. In addition, the Company pays a flat fee for actual maintenance and management fees based on its percentage use of the plane, and for miscellaneous expenses, including training and insurance. The Company incurred expenses of $1.7 million and $1.3 million for the use of the plane in the years ended December 31, 2013 and 2012, respectively. The Company recorded a $2.9 million charge in 2013 to fully write-down the net related party receivable and investment with WDA due to impairment by WDA of the Plane, which was collateral against amounts owed the Company. The Company had a net related party receivable of $1.4 million from WDA and an investment of $0.8 million in WDA at December 31, 2012.

Note 15. Supplemental Guarantor Information

In December 2013 the Wise Group issued the aggregate amount of $650 million of Notes in a private offering. The Notes were issued by Wise Metals Group LLC and Wise Alloys Finance Corporation as co-issuers (collectively the “Subsidiary Issuers”) and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (collectively the “Guarantors”). Each of the above entities is 100% owned and is considered restricted in accordance with the indenture. Wise Recycling LLC and subsidiary (the “Non-Guarantor”) is neither a borrower nor guarantor and is considered an unrestricted entity under terms of the indenture. Wise Metals Intermediate Holdings LLC (“Parent”) is neither an issuer nor guarantor.

The following tables present the consolidating balance sheets for the Parent, Subsidiary Issuers, Guarantors and Non-Guarantor as of December 31, 2013 and 2012 and the related statements of operations and cash flows for the years then ended. The Guarantors and Non-Guarantor are 100% owned subsidiaries of the Parent. Investments in subsidiaries are accounted for by the Parent under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent investment accounts and earnings. The accounting policies used in the preparation of these schedules are consistent with those followed in the consolidated financial statements for the periods presented.

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$9	$18,400	$1,923	$—	$20,332
Broker deposits	—	—	1,033	—	—	1,033
Accounts receivable, less allowance for doubtful accounts	—	—	208,045	7,682	—	215,727
Inventories, net	—	—	167,361	9,513	—	176,874
Fair value of derivative instruments	—	—	21	—	—	21
Prepaid and other current assets	—	1,338	6,917	330	—	8,585

Total current assets	—	1,347	401,777	19,448	—	422,572
Property and equipment, net	—	—	179,589	6,491	—	186,080
Intercompany receivables	—	31,727	—	—	(31,727)	—
Investment in subsidiaries	(443,816)	—	—	—	443,816	—
Other assets	—	16,432	3,501	360	—	20,293

Total assets	$(443,816)	$49,506	$584,867	$26,299	$412,089	$628,945

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$—	$4,359	$99,296	$2,946	$—	$106,601
Accrued expenses and other current liabilities	—	7,540	11,154	1,111	—	19,805
Current maturities of long-term debt and capital lease obligations	—	—	3,828	189	—	4,017
Borrowings under revolving credit facility	—	—	270,143	446	—	270,589
Fair value of derivative instruments	—	—	68	—	—	68

Total current liabilities	—	11,899	384,489	4,692	—	401,080
Senior secured notes	—	650,000	—	—	—	650,000
Long-term debt and capital lease obligation, less current maturities	—	—	6,983	435	—	7,418
Accrued pension and OPEB obligations	—	—	7,042	—	—	7,042
Intercompany payables	—	—	29,789	1,938	(31,727)	—
Other non-current liabilities	—	—	7,221	—	—	7,221

Total liabilities	—	661,899	435,524	7,065	(31,727)	1,072,761
Redeemable preferred member interest	—	—	—	—	—	—
Member’s (deficit) equity:
Common member’s (deficit) equity	(439,895)	(612,393)	153,264	19,234	439,895	(439,895)
Accumulated other comprehensive loss	(3,921)	—	(3,921)	—	3,921	(3,921)

Total member’s (deficit) equity	(443,816)	(612,393)	149,343	19,234	443,816	(443,816)

Total liabilities and member’s (deficit) equity	$(443,816)	$49,506	$584,867	$26,299	$412,089	$628,945

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2012

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$9	$504	$795	$—	$1,308
Broker deposits	—	—	2,808	—	—	2,808
Accounts receivable, less allowance for doubtful accounts	—	—	179,649	7,528	—	187,177
Inventories, net	—	—	187,584	12,340	—	199,924
Fair value of derivative instruments	—	—	122	—	—	122
Prepaid and other current assets	—	1,126	5,869	308	—	7,303

Total current assets	—	1,135	376,536	20,971	—	398,642
Property and equipment, net	—	—	144,902	7,529	—	152,431
Intercompany receivables	—	35,241	—	8,584	(43,825)	—
Investment in subsidiaries	(433,714)	—	—	—	433,714	—
Other assets	—	3,274	5,150	360	—	8,784

Total assets	$(433,714)	$39,650	$526,588	$37,444	$389,889	$559,857

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$—	$328	$142,312	$4,312	$—	$146,952
Accrued expenses and other current liabilities	—	6,560	8,298	1,286	—	16,144
Current maturities of long-term debt and capital lease obligations	—	4,195	1,279	249	—	5,723
Borrowings under revolving credit facility	—	—	249,264	—	—	249,264
Fair value of derivative instruments	—	—	—	—	—	—

Total current liabilities	—	11,083	401,153	5,847	—	418,083
Long-term debt and capital lease obligation, less current maturities	—	409,679	3,388	619	—	413,686
Accrued pension and OPEB obligations	—	—	12,398	—	—	12,398
Intercompany payables	—	—	43,825	—	(43,825)	—
Other non-current liabilities	—	—	1,368	—	—	1,368

Total liabilities	—	420,762	462,132	6,466	(43,825)	845,535
Redeemable preferred member interest	—	148,036	—	—	—	148,036
Member’s (deficit) equity:
Common member’s (deficit) equity	(424,493)	(529,148)	73,677	30,978	424,493	(424,493)
Accumulated other comprehensive loss	(9,221)	—	(9,221)	—	9,221	(9,221)

Total member’s (deficit) equity	(433,714)	(529,148)	64,456	30,978	433,714	(433,714)

Total liabilities and member’s (deficit) equity	$(433,714)	$39,650	$526,588	$37,444	$389,889	$559,857

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
Net Sales	$—	$—	$1,224,269	$167,986	$(44,238)	$1,348,017
Cost of Sales	—	—	1,131,046	174,863	(44,238)	1,261,671

Gross profit (loss)	—	—	93,223	(6,877)	—	86,346
Operating expenses
Selling, general and administrative expenses	—	18,687	1,193	4,790	—	24,670

Operating income (loss)	—	(18,687)	92,030	(11,667)	—	61,676
Other (income) expense:
Interest expense, net	—	42,909	14,996	77	—	57,982
Gain on derivative instruments, net	—	—	(4,293)	—	—	(4,293)
Loss on extinguishment of debt	—	7,164	1,743	—	—	8,907
Equity in earnings of subsidiaries	920	—	—	—	(920)	—

Total other (income) expense	920	50,073	12,446	77	(920)	62,596

Net (loss) income	(920)	(68,760)	79,584	(11,744)	920	(920)
Accretion of redeemable preferred member interest	14,482	14,482	—	—	(14,482)	14,482

Net (loss) income attributable to common members	(15,402)	(83,242)	79,584	(11,744)	15,402	(15,402)

Other comprehensive income	5,300	—	5,300	—	(5,300)	5,300

Comprehensive income (loss)	$4,380	$(68,760)	$84,884	$(11,744)	$(4,380)	$4,380

Comprehensive (loss) income attributable to common members	$(10,102)	$(83,242)	$84,884	$(11,744)	$10,102	$(10,102)

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
Net Sales	$—	$—	$1,214,236	$180,774	$(46,405)	$1,348,605
Cost of Sales	—	—	1,136,835	181,519	(46,405)	1,271,949

Gross profit (loss)	—	—	77,401	(745)	—	76,656
Operating expenses
Selling, general and administrative expenses	—	13,721	1,046	3,173	—	17,940

Operating income (loss)	—	(13,721)	76,355	(3,918)	—	58,716
Other (income) expense:
Interest expense, net	—	41,693	12,779	71	—	54,543
Loss on derivative instruments, net	—	—	54	—	—	54
Other income	—	—	(144)	—	—	(144)
Equity in earnings of subsidiaries	(4,263)	—	—	—	4,263	—

Total other (income) expense	(4,263)	41,693	12,689	71	4,263	54,453

Net (loss) income	4,263	(55,414)	63,666	(3,989)	(4,263)	4,263
Accretion of redeemable preferred member interest	13,923	13,923	—	—	(13,923)	13,923

Net (loss) income attributable to common members	(9,660)	(69,337)	63,666	(3,989)	9,660	(9,660)

Other comprehensive income	123	—	123	—	(123)	123

Comprehensive income (loss)	$4,386	$(55,414)	$63,789	$(3,989)	$(4,386)	$4,386

Comprehensive (loss) income attributable to common members	$(9,537)	$(69,337)	$63,789	$(3,989)	$9,537	$(9,537)

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
Operating Activities
Net income (loss)	$(920)	$(68,760)	$79,584	$(11,744)	$920	$(920)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	22,579	2,171	—	24,750
Amortization of deferred loan costs and debt discount	—	3,706	1,717	—	—	5,423
Non cash loss on extinguishment of debt	—	7,151	1,636	—	—	8,787
LIFO inventory reserve adjustments	—	—	(10,134)	—	—	(10,134)
Provision for bad debts	—	—	(236)	(38)	—	(274)
Gain on sale of assets	—	—	—	(71)	—	(71)
Reserve for other receivables	—	890	2,026	—	—	2,916
Employee retirement benefits	—	—	614	—	—	614
Equity in earnings of subsidiaries	920	—	—	—	(920)	—
Loss on derivatives, excluding cash settlements	—	—	2,158	—	—	2,158
Changes in cash from operating assets and liabilities:
Broker deposits	—	—	1,775	—	—	1,775
Accounts receivable	—	—	(28,160)	(116)	—	(28,276)
Inventories	—	—	30,357	2,827	—	33,184
Prepaid and other current assets	—	(214)	(2,822)	(22)	—	(3,058)
Accounts payable	—	4,031	(43,016)	(1,366)	—	(40,351)
Accrued expenses and other	—	1,082	6,478	(145)	—	7,415

Net cash provided by (used in) operating activities	—	(52,114)	64,556	(8,504)	—	3,938
Investing activities:
Purchases of property and equipment	—	—	(48,213)	(1,254)	—	(49,467)
Proceeds from disposals of property and equipment	—	—	—	162	—	162

Net cash used in investing activities	—	—	(48,213)	(1,092)	—	(49,305)
Financing activities:
Borrowings on revolving credit facility, net	—	—	20,879	446	—	21,325
Proceeds from senior secured notes	—	650,000	—	—	—	650,000
Proceeds from long-term debt	—	11,304	451	—	—	11,755
Payments on long-term debt and capital leases	—	(433,334)	(3,327)	(244)	—	(436,905)
Repayment of redeemable preferred member interest	—	(162,518)	—	—	—	(162,518)
Payments of debt issuance costs and other	—	(16,850)	(2,416)	—	—	(19,266)
Intercompany borrowings/(repayments), net	—	3,512	(14,034)	10,522	—	—

Net cash provided by financing activities	—	52,114	1,553	10,724	—	64,391
Net increase in cash and cash equivalents	—	—	17,896	1,128	—	19,024
Cash and cash equivalents at beginning of period	—	9	504	795	—	1,308

Cash and cash equivalents at end of period	$—	$9	$18,400	$1,923	$—	$20,332

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

WISE METALS INTERMEDIATE HOLDINGS LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

(In USD thousands)

	Parent(a)	Subsidiary Issuers(b)	Subsidiary Guarantors(c)	Subsidiary Non-Guarantor(d)	Elimination	Consolidated
Operating Activities
Net income (loss)	$4,263	$(55,414)	$63,666	$(3,989)	$(4,263)	$4,263
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	20,833	1,377	—	22,210
Amortization of deferred loan costs and debt discount	—	4,345	923	—	—	5,268
LIFO inventory reserve adjustments	—	—	(7,386)	—	—	(7,386)
Provision for bad debts	—	—	—	212	—	212
Gain on sale of assets	—	—	(144)	—	—	(144)
Reserve for other receivables	—	—	800	—	—	800
Employee retirement benefits	—	—	821	—	—	821
Equity in earnings of subsidiaries	(4,263)	—	—	—	4,263	—
Loss on derivatives, excluding cash settlements	—	—	4,474	—	—	4,474
Changes in cash from operating assets and liabilities:
Broker deposits	—	—	(2,725)	—	—	(2,725)
Accounts receivable	—	—	13,772	669	—	14,441
Inventories	—	—	(19,067)	(3,462)	—	(22,529)
Prepaid and other current assets	—	(459)	(2,791)	(4)	—	(3,254)
Accounts payable	—	179	15,642	238	—	16,059
Accrued expenses and other	—	1,511	(1,558)	(158)	—	(205)

Net cash provided by (used in) operating activities	—	(49,838)	87,260	(5,117)	—	32,305
Investing activities:
Purchases of property and equipment	—	—	(28,402)	(967)	—	(29,369)
Proceeds from disposals of property and equipment	—	—	170	—	—	170

Net cash used in investing activities	—	—	(28,232)	(967)	—	(29,199)
Financing activities:
Repayments on revolving credit facility, net	—	—	(13,874)	—	—	(13,874)
Proceeds from long-term debt	—	15,916	188	—	—	16,104
Payments on long-term debt and capital leases	—	(4,000)	(282)	(501)	—	(4,783)
Payments of debt issuance costs	—	—	(300)	—	—	(300)
Intercompany borrowings/(repayments), net	—	37,927	(44,400)	6,473	—	—

Net cash (used in) provided by financing activities	—	49,843	(58,668)	5,972	—	(2,853)
Net increase (decrease) in cash and cash equivalents	—	5	360	(112)	—	253
Cash and cash equivalents at beginning of period	—	4	144	907	—	1,055

Cash and cash equivalents at end of period	$—	$9	$504	$795	$—	$1,308

(a)	Wise Metals Intermediate Holdings LLC
(b)	Wise Metals Group LLC (Wise Alloys Finance Corporation has been excluded given it has no activity)
(c)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC
(d)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC (Wise Holdings Finance Corporation has been excluded given it has no activity)

Note 16. Subsequent Events

The Company has evaluated subsequent events through March 28, 2014, the date that the financial statements were available to be issued. On February 28, 2014 the Company’s Board of Managers approved a management incentive program and granted economic interest units equivalent to 10% of the outstanding common member interest to certain key executives of the Company.